J:COM

Jupiter Telecommunications Co.,Ltd.







In Touch

Annual Report 2007

For the year ended December 31, 2007

In Touch
With Growing Markets

Profile (As of December 31. 2007)

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). Under the J:COM brand, J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises operating at the local level serving approximately 2.66 million subscribing households in the Sapporo, Kanto, Kansai, and Kyushu regions. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecommunication operators.

In accordance with our corporate philosophy of adding rich entertainment and information experiences to our customers' lives, we have worked since our establishment to meet customer needs by being the first to market with advanced services, centered on cable TV. In the future, as an industry leader, and as a community-based media enterprise, J:COM will continue to provide services that offer high levels of customer satisfaction. We will target sustained growth for the J:COM Group as we strive to make an ongoing contribution to the development of the domestic pay multi-channel market.

100
Sapporo

990
Kansai Region

170
Kyushu Region

1,400
Kanto Region

Unit: Thousands of households

Total number of subscribing households by region (as of the end of December 2007)

Contents

Forward-Looking Statements

This report contains forward-looking statements regarding the intent, belief or current expectations of our management with respect to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that these expectations will prove to be correct, and cannot guarantee our future results, levels of activity, performance or achievements. We disclaim any obligation to update, or to announce publicly any revision to, any of the forward-looking statements contained in this report, whether as a result of new information, future events or otherwise.

Financial Highlights

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Yen in Millions		
	2005	2006	2007
Operating Results:			
Total revenue	¥183,144	¥221,915	**¥264,508**
Subscription fees	163,378	196,515	**230,061**
Cable television	85,254	102,803	**123,071**
High-speed Internet access	47,425	58,121	**66,558**
Telephony	30,699	35,591	**40,432**
Other	19,766	25,400	**34,447**
Total operating costs and expenses	158,669	190,333	**221,692**
Operating income	24,475	31,582	**42,816**
Income before income taxes	16,748	27,503	**37,506**
Net income	19,333	24,481	**23,992**
OCF (EBITDA) (*1)	70,023	85,957	**107,178**
Capital expenditures	54,277	65,903	**65,281**
Financial Position:			
Total assets	¥516,457	¥625,948	**¥680,416**
Total shareholders' equity	251,445	277,296	**330,009**
Interest-bearing debt (Gross)	185,127	242,075	**223,016**
Interest-bearing debt (Net)	149,844	221,588	**200,126**
Cash Flows:			
Cash flows from operating activities	¥ 60,763	¥ 80,003	**¥ 95,226**
Cash flows from investing activities	(57,230)	(121,601)	**(52,728)**
Cash flows from financing activities	21,330	26,801	**(40,094)**
Free cash flows (*2)	6,486	14,101	**29,944**
Per Share Data (Yen):			
Net income–basic (*3)	¥ 3,178.95	¥ 3,844.83	**¥ 3,650.27**
Shareholders' equity (*4)	39,511.48	43,445.59	**48,195.11**
Ratios:			
OCF margin (%) (*5)	38.2	38.7	**40.5**
Return on equity (%) (*6)	9.9	9.3	**7.9**
Debt to OCF (times) (*7)	2.6	2.8	**2.1**
Debt to equity (times) (*7)	0.7	0.9	**0.7**

*1. OCF = (Total revenue) – (Operating and programming costs) – (Selling, general and administrative expenses) + (Stock compensation expense)
*2. Free cash flows = (Cash flows from operating activities) – (Capital expenditures) – (Capital investments via capital leases)
*3. Net income per share is based on the weighted average number of issued shares during the term. (excluding treasury stock)
*4. Based on the number of ordinary shares outstanding at the end of each fiscal year
*5. OCF margin = (OCF / total revenue) x 100(%)
*6. ROE = net income / ((shareholders' equity at the end of 2007 + shareholders' equity at the end of previous year) / 2) x 100(%)
*7. Debt is gross interest-bearing debt.

Major Financial Graphs

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

Total Revenue ¥264.5 billion +19.2%YOY



(Yen in Billions)
300
250
200
150
100
50
0
143.2
161.3
183.1
221.9
264.5
2003
2004
2005
2006
2007
(FY)

Net Income ¥24.0 billion −2.0%YOY



(Yen in Billions)
(%)
30
25
20
15
10
5
0
12
10
8
6
4
2
0
6.8
9.2
9.9
9.3
5.4
10.8
19.3
24.5
24.0
2003
2004
2005
2006
2007
(FY)
ROE (%) (right)

Net income in the fiscal year ended December 2007 was down year on year due to an increase in income taxes stemming from higher income before income taxes and other items and from a decline in the reversal of valuation allowances

Operating Income ¥42.8 billion +35.6%YOY



(Yen in Billions)
(%)
50
40
30
20
10
0
20
16
12
8
4
0
9.2
14.0
13.4
14.2
16.2
13.2
22.6
24.5
31.6
42.8
2003
2004
2005
2006
2007
(FY)
Operating Income Margin (%) (right)

Capital Expenditures and Free Cash Flows



(Yen in Billions)
80
60
40
20
0
38.5
44.4
54.3
65.9
65.3
8.4
8.2
6.5
14.1
29.9
2003
2004
2005
2006
2007
(FY)
Capital Expenditures
Free Cash Flows

OCF ¥107.2 billion +24.7%YOY



(Yen in Billions)
(%)
120
90
60
30
0
40
30
20
10
0
34.7
39.2
38.2
38.7
40.5
49.7
63.2
70.0
86.0
107.2
2003
2004
2005
2006
2007
(FY)
OCF Margin (%) (right)

Interest-Bearing Debt (Gross) and D/E Ratio



(Yen in Billions)
(Times)
300
250
200
150
100
50
0
6
5
4
3
2
1
0
255.4
231.5
185.1
242.1
223.0
2003
2004
2005
2006
2007
(FY)
Debt to Equity Ratio (times) (right)

Operational Highlights

Cable Television

Number of Subscribing Households: 2,188 thousand (+3.7% YOY)
Subscription Fees: ¥123.1 billion (+19.7% YOY)



Share of Total Subscription Fees
Share of Total RGUs
53.5%
46.4%



Number of Subscribing Households
(Thousands of households)
2,500
2,000
1,500
1,000
500
0
1,419
1,483
1,685
2,109
2,188
2003
2004
2005
2006
2007
(FY)



Subscription Fees
(Yen in Billions)
150
120
90
60
30
0
70.2
75.9
102.8
123.1
2003
2004
2005
2006
2007
(FY)

High-Speed Internet Access

Number of Subscribing Households: 1,212 thousand (+9.3% YOY)
Subscription Fees: ¥66.6 billion (+14.5% YOY)



25.7%
28.9%
Share of Total Subscription Fees
Share of Total RGUs



Number of Subscribing Households
(Thousands of households)
1,500
1,200
900
600
300
0
597
709
864
1,109
1,212
2003
2004
2005
2006
2007
(FY)



Subscription Fees
(Yen in Billions)
80
60
40
20
0
34.8
40.1
47.4
58.1
66.6
2003
2004
2005
2006
2007
(FY)

Telephony

Number of Subscribing Households: 1,313 thousand (+17.2% YOY)
Subscription Fees: ¥40.4 billion (+13.6% YOY)



Share of Total Subscription Fees
Share of Total RGUs
17.6%
27.9%



Number of Subscribing Households
(Thousands of households)
1,500
1,200
900
600
300
0
2003
2004
2005
2006
2007
(FY)



Subscription Fees
(Yen in Billions)
50
40
30
20
10
0
40.4
2003
2004
2005
2006
2007
(FY)

Total RGUs*1



(Thousands)
5,000
4,000
3,000
2,000
1,000
0
2,543
2,918
3,460
4,338
4,712
597
709
864
1,109
1,212
1,419
1,483
1,685
2,109
2,188
1,318
2003
2004
2005
2006
2007
(FY)
Cable TV
High-Speed Internet Access
Fixed-Line Telephony

Total Number of Subscribing Households*2



(Thousands of households)
3,000
2,500
2,000
1,500
1,000
500
0
1,634
1,745
2,003
2,512
2,659
2003
2004
2005
2006
2007
(FY)

ARPU*3 and Bundle Ratio*4



(Yen)
Excludes the Former Cable West Group
10,000
7,500
5,000
2,500
0
2.0
1.5
1.0
0.5
0.0
1.56
1.67
1.73
1.73
1.77
1.81
6,820
7,123
7,538
7,787
7,687
7,946
2003
2004
2005
2006
2007
2007
(FY)
Bundle Ratio (%) (right)

Average Monthly Churn Rate



(%)
2.0
1.5
1.0
0.5
0.0
1.6
1.3
1.3
1.3
1.3
1.3
1.2
1.2
1.1
1.0
0.9
0.8
0.7
0.8
0.7
2003
2004
2005
2006
2007
(FY)
Cable TV
High-Speed Internet Access
Fixed-Line Telephony

Breakdown of Service Bundling



(%)
Excludes the Former Cable West Group
100
80
60
40
20
0
47.7
45.2
27.5
28.1
24.8
26.7
14.0
19.5
22.2
24.8
2003
2004
2005
2006
2007
2007
(FY)
Households with 3 services
Households with 2 services
Households with 1 service

*1. Total number of revenue generating units
*2. Number of households subscribing to one or more services
*3. Monthly average revenue per user
*4. Number of services provided per subscribing household

In Touch

With a Wide Range of Cable TV Content



J:COM TV

J:COM TV Digital provides a total of more than 100 attractive channels, including channels available over digital cable, digital terrestrial, and digital satellite broadcasts. We also offer an array of leading-edge services that leverage the capabilities of digital technologies, including interactive services, such as the J:COM on Demand (VOD Service) service and InteracTV; HDR set-top boxes equipped with hard disk drives; and high-definition content. With 2.19 million households subscribing to J:COM cable TV as of December 31, 2007, we have a market share of about 34% as of September 30, 2007, the number one market share for pay cable TV in Japan. (For further information, see pages 24 and 25.)



HDR

© NSP 2005 © Bonolon and his friends 2007

High Definition



The L Word™ © 2004 SHOWTIME NETWORKS INC. All Rights Reserved

My Best Friend's Wedding™ Scheduled for broadcast in June 2008 © 1997 TriStar Pictures, Inc. All Rights Reserved

© ABC Studios

Content

VOD

Digital


© 2008 Discovery Communications Inc
© 2008 Discovery Communications Inc
"The simple life Goes to camp" © 2007 Twentieth Century Fox Film Corporation
© 2008 Discovery Communications Inc
© PGA Tour
"Inside. Sumo's Ultimate Clash" © National Geographic Television

In Touch

With Secure, High-Speed Internet Access Services

J:COM NET

In addition to 100 Mbps service for MDUs, we offer 30 Mbps and 8 Mbps high-speed Internet access services, and in April 2007 we introduced the J:COM NET Ultra 160 Mbps Internet access service. As we strive to achieve increasingly higher speeds, we are also working to raise customer satisfaction by enhancing the safety, security, and appeal of our Internet access services. (For further information, see page 26.)


J:COM
Home
Services
Charges
Services
J:COM NET
Broadband, of course.
When security is your first consideration
Today, security is a crucial issue
And J:COM gives security the highest priority.
Starter kit for quick start.
Reliable support in case of trouble.
Security & Safety
Extensive Lineup
High Speed
256 Kbps
8 Mbps
30 Mbps
100 Mbps
160 Mbps

In Touch

With High-Quality and Economical Fixed-Line Services

High Quality

Reasonable Pricing



J:COM PHONE

We offer a primary IP telephony service that features quality equivalent to conventional standard telephony service, local number portability, and emergency calls as well as lower monthly basic charges and call charges. (For further information, see page 27.)



J:COM MOBILE

In addition to fixed-line telephony services, we are also providing mobile telephony services that offer superior convenience and cost performance. (For further information, see page 27.)

To Our Shareholders and Investors



Our most important objective is to reestablish a trend of growth in our cable TV operations. To that end, we are working to expand the pay multi-channel market and to record sustained growth.

In the year ended December 2007, J:COM's operating environment was marked by intensified competition with major telecommunications carriers. Nonetheless, J:COM recorded another year of double-digit growth in revenue and profits, with total revenue increasing to ¥264.5 billion, operating income to ¥42.8 billion, and OCF to ¥107.2 billion. We also made steady progress with the Volume plus Value growth strategy, which we have been implementing since the listing of our stock. As a result, we registered solid gains in the number of subscribers and the bundle ratio in 2007.

Under the volume strategy, which targets expansion in the number of subscribing households, J:COM worked to complement sales activities in which representatives visit customers at their homes by increasing its emphasis on strategic sales routes. In particular, we focused on promoting bulk contracts, which generate stable revenues from multiple dwelling units (MDUs), and agency sales. As a result, we recorded steady growth in the number of homes passed, which reached about 9.44 million, and in the number of subscribing households, which increased to 2.66 million.

Under the value strategy, which is aimed at achieving gains in ARPU, we worked to increase the bundle ratio and to enhance the added value of our existing services. In cable TV, the J:COM Group enhanced its lineup of digital channels and moved forward with the shift to high-definition broadcasting. We also continued to make progress in HDRs, a set-top box equipped with a hard disk drive, and the J:COM on Demand VOD service, and the percentage of cable TV subscribers who have digital cable TV service—the digital migration rate—increased to 67% as of the end of the fiscal year. As a result, the bundle ratio reached 1.77 and ARPU was ¥7,687.

Moreover, in high-speed Internet access services, we launched J:COM NET Ultra 160 Mbps, a super high-speed Internet access service in most of the Kansai region and a part of the Kanto region. This highly competitive service, which is on a par with FTTH, got off to a solid start in the acquisition of subscribers.

The pay multi-channel market continues to expand, but the rate of market growth has tapered off, due in part to a shortage of content that customers want to watch. To record sustained growth in the future, we must enhance content quality. Accordingly, in September 2007 we merged with Jupiter TV Co., Ltd., the largest multiple channel operator (MCO) in Japan.

In fiscal 2008, our most important strategic theme will be to reestablish a trend of growth in our cable TV operations. Accordingly, we will strive to return to our starting point as a TV company, make full-fledged improvements in content quality, and produce programs that are more appealing to customers. In these ways, we will work to expand the pay multi-channel market and achieve sustained growth.

In closing, I would like to ask for the continued support and understanding of our shareholders and investors as we tackle the challenges that lie ahead.

May 2008
Tomoyuki Moriizumi
President & Chief Executive Officer

An Interview with CEO

Market Environment

Q Would you describe the trends in the pay multi-channel market in the past year?

A With market growth tapering off, the operating environment became more challenging.

The number of subscribers in the domestic pay multi-channel market reached 10.3 million at the end of September 2007, but the rate of growth continues to decline.

In this market environment, companies throughout the industry—including cable TV companies, broadcast satellite operators, and telecommunications carriers—faced challenges in attracting subscribers throughout 2007.

Operating Results

Q How would you evaluate J:COM's performance over the past year?

A Despite an intensely competitive environment, we achieved double-digit growth in revenue and profits.

Total revenue increased 19%, to ¥264.5 billion, operating income was up 36%, to ¥42.8 billion, and OCF increased 25%, to ¥107.2 billion. OCF surpassed ¥100.0 billion and OCF margin exceeded 40% for the first time, respectively.

With all companies experiencing difficulties in attracting subscribers, I am pleased with our success in achieving double-digit increases in revenue and profits. However, these results reflect the substantial contribution of the former Cable West group, which we acquired in September 2006; I am not satisfied with the performances of our existing cable systems. We will take steps to enhance our growth in existing areas on a priority basis.

Initiatives in 2007

Q How has the merger with Jupiter TV Co., Ltd. the largest multiple channel operator in Japan, affected J:COM?

A We are now able to utilize J:COM's management resources to make a direct contribution to the creation and provision of appealing content.

In September 2007, we merged with Jupiter TV Co., Ltd. Now, we are able to make full use of J:COM's management resources—such as our financial resources and customer base as well as our sales system—which enables us to directly track customer programming preferences. We will distribute higher-quality, more-appealing content by making these resources available to the TV channels in which we have invested. We are also seeing benefits from rationalization measures, such as cost reductions resulting from the consolidation of certain back-office departments.

Pay Multi-Channel TV Market



(Millions of households)
(%)
11.1
8.0
8.6
7.2
9.2
6.9
9.9
8.3
10.3
3.9
2003/9
2004/9
2005/9
2006/9
2007/9
Pay multi-channel subscribers*
YOY growth rate (%) (right)

*Total of cable TV subscribers and SKY PerfecTV! individual subscribers
Source: *Hoso Journal* (December 2007 edition), Sky Perfect JSAT Corporation public data

Total Revenue and Operating Income



(Yen in Billions)
(Yen in Billions)
161.3
22.6
183.1
24.5
221.9
31.6
264.5
42.8
295.0
50.0
2004
2005
2006
2007
2008 (Forecast)
(FY)
Total Revenue
Operating Income (right)

OCF



(Yen in Billions)
(%)
39.2
38.2
38.7
40.5
63.2
70.0
86.0
107.2
2004
2005
2006
2007
2008 (Forecast)
(FY)
OCF Margin (%) (right)



Q Would you tell us more about how J:COM has strengthened its cable TV channel lineup?

A We introduced seven new channels, including two high-definition channels.

In basic channels, we started the broadcasting of LaLa HD, a high-definition entertainment channel for women, in April 2007, and Fishing Vision, a fishing channel, in August. In premium channels, we started the broadcasting of CLASSICA JAPAN, a classical music channel, in April; TAKARAZUKA SKY STAGE, a thematic channel that shows productions from the Takarazuka Revue, in May; Mnet, a comprehensive Korean entertainment channel, in June; the high-definition on J sports Plus, a sports channel, in July; and Act On TV in September. In addition, we decided to suspend or discontinue the broadcasting of certain channels that remained stagnant in viewership. In these ways, we enhanced our channel lineup.

Q Please explain the specific initiatives undertaken as part of J:COM's area strategy.

A We introduced a regional headquarters system in the Kanto and Kansai regions and consolidated subsidiaries.

The area strategy has two objectives: operational and financial.

In operations, we consolidated the management of neighboring cable TV companies and shared effective marketing and sales techniques in order to implement flexible marketing and expand our business.

Financially, we bolstered our financial base, leveraging the economies of scale resulting from the merger. We are also taking steps to achieve cost reductions, such as consolidating back-office departments.

In the past year, we introduced the regional headquarters system in the Kanto and Kansai regions, and we aggressively implemented measures to increase operational efficiency, such as merging subsidiaries.

In the Kansai region, we introduced the J:COM brand to acquired systems, such as the former Cable West group, and we launched services aligned with regional characteristics. Furthermore, following the establishment of the Kansai headquarters in July 2007, we established J:COM West Co., Ltd. in January 2008 through the merger of three companies—J:COM Kansai Co., Ltd., Cable West Inc., and Hokusetsu Cable Net Co., Ltd. J:COM West Co., Ltd. is the largest service provider in Japan. (For further information, see page 16.)

We also established a regional headquarters in Kanto, and we merged J:COM Kanto Co., Ltd., Chofu Cable Inc., and J:COM Setamachi Co., Ltd., positioning ourselves to benefit from the advantages of regional management.

Moving forward, our plan is to expand this area strategy to other regions in the years ahead.

Seven New Channels Introduced during 2007




釣りビジョン


Mnet


CLASSICA
JAPAN


TAKARAZUKA
SKY STAGE


Plus
J sports


Act On TV

Penetration Rate of Pay Multi-Channel TV


(%)
100
80
60
40
20
0
20%
46%
88%
Japan*
United Kingdom
United States

Sources:
Japan: *Hoso Journal*, SKY Perfect JSAT Corp., and Jupiter Telecommunications Co., Ltd. (at the end of September 2007)
United Kingdom: Office of Communications (at the end of June 2007)
United States: National Cable & Telecommunications Association (at the end of June 2007)

* The number of pay multi-channel TV subscribing households in Japan is defined as the number of households contracted to cable multi-channel TV services plus the number of individuals contracted to SKY Perfect services.

Q What is the trend in subscriptions for the J:COM NET Ultra 160 Mbps Internet access service, which was launched in 2007?

A Because it offers high speeds on a par with FTTH and robust security, the number of subscribers is increasing steadily.

With download speeds of up to 160 Mbps, J:COM NET Ultra 160 Mbps is comparable to FTTH in terms of speed and is competitive with the services offered by telecommunications carriers in such areas as security and reasonable basic charges. J:COM NET Ultra 160 Mbps was offered at nearly all systems in the Kansai region from September 2007 and at J:COM Setamachi in the Kanto region from October. The service got off to a strong start; at the end of 2007, the number of subscribers had reached 17,500. We plan to launch the service nationwide by the end of July 2008, and we expect 90,000 to 100,000 subscribers by the end of the year.

Q Would you tell us about the earthquake alert service launched by J:COM in January 2008?

A This advanced service provides notification of earthquake intensity and arrival time with a high degree of precision.

The earthquake alert service for households utilizes our cable network to issue the earthquake early warnings announced by the Japan Meteorological Agency. This service uses a terminal-based method that takes into account not only the latitude and longitude of the specialized customer terminals but also information about ground conditions in the region where the terminal is located. As a result, this advanced service can notify customers about earthquake intensity and arrival time for each household with a high degree of accuracy that is not available from terrestrial broadcasts. Moreover, we have decided to make this system available outside the Group. We have already received many inquiries from other cable TV companies and local governments. We have concluded agreements with several cable TV companies for the introduction of this system.

As the Group provides an integrated range of services for this service, from the installation of specialized terminals to the distribution of earthquake information, we have been able to increase the system's overall reliability and security.

In the future, we will continue to position this service as a regional safety and security platform and take steps to enhance it further.

Future Initiatives

Q The rate of growth in the pay multi-channel market is slowing. Would you discuss the causes of this situation and the challenges J:COM faces in this environment?

A The major factor affecting market growth is a shortage of appealing content. Accordingly, the J:COM Group will implement a range of initiatives to enable it to provide higher quality.

The household penetration rate is 20% in the domestic pay multi-channel broadcasting services market, which is low in comparison with the United States, which is approximately 90%, and the United Kingdom, at about 50%. Nonetheless, growth is slowing, due in large part to a shortage of appealing content. In Japan, large numbers of content providers were founded, and continued excessive competition led to a situation where many companies did not have sufficient funds to invest in the production of high-quality content.

The J:COM Group is targeting an improvement in content quality, which will be indispensable in the vitalization of the pay multi-channel market. In that endeavor, we will work to take a principal role as an industry leader. To that end, in addition to contributing directly to content production, we must promote alliances among channels in the same genre and establish a sound competitive environment for content providers.

Furthermore, it is also important to develop promising new genres. Channel Ginga is an example of a channel in a new genre based on a new concept. It is a channel for seniors, principally baby boomers, that commenced broadcasting in April 2008. J:COM took the initiative in encouraging major content providers and MSOs to invest in this venture. Moving forward, I believe that this type of industrywide initiative will become more important.



New Growth Strategy

Maximizing Corporate Value



Activating the Pay Multi-Channel Market


JUPITER TV

Japan's Largest MCO

Improving Content Quality
- Production of Attractive Contents
- Alliances with Other Companies



J:COM

Japan's Largest MSO

Expanding Scale (Volume)  **Increasing Quality (Value)** + **New Businesses**

Expanding Area

Bolstering Sales Capabilities

Increase in Bundle Ratio

Increasing Added Value of Services

Q How will J:COM differentiate its operations from those of major telecommunications carriers?

A We will introduce high-value-added services and provide community-based, carefully tailored services that offer strong customer satisfaction.

In pay multi-channel services, competition with major telecommunications carriers is expected to intensify in the future. The J:COM Group led the industry with the introduction of high-value-added services, such as the J:COM on Demand service, high-definition programs, and HDRs, a set-top box equipped with a hard disk drive. In the future, we will continue to lead the way in the introduction of high-value-added services that satisfy our customers.

However, more advanced services and digital services can sometimes be too complicated and difficult for customers to use. Throughout Japan, we have about 2,200 sales representatives who meet directly with customers to provide easy-to-understand explanations of digital services and how to use equipment. These representatives are working to "sell digital service witn an analog mindset." Also, if customers have a problem after subscribing, we visit their homes and resolve the issue. In these ways, our support emphasizes direct contact with customers. This is a J:COM strength that is not readily matched by the major telecommunications carriers, and we have earned the trust of customers as a company that meets with them face to face.

To differentiate itself from major telecommunications carriers, the Group will continue to offer community-based, carefully tailored services.

Q Please explain J:COM's approach to mergers and acquisitions.

A Centered on neighboring areas, we are moving ahead aggressively with friendly M&A activities.

As one facet of our volume strategy, we are actively pursuing mergers and acquisitions with cable TV operators in areas adjacent to our service areas.

In the future, there will be no change in this policy of friendly M&A transactions, principally in regions bordering on our service areas mainly in Kanto and Kansai.

M&A Strategy

End of January 2008
Kyoto Cable Communications (Miyavision) Becomes a Consolidated Subsidiary
Service Area
Kyoto, Muko, Nagaokakyo, Oyamazaki, part of Yawata
Homes Passed
Approximately 303,000 homes

End of February 2008
Kobe City Development & Management Foundation's Cable TV Operations (Kobe Cablevision) Transferred to J:COM
Service Area
Part of Kobe's Suma, Tarumi and Nishi (excluding Port Island)
Homes Passed
Approximately 60,300 homes


Miyavision
Kobe Cablevision
J:COM Area

Shareholder Returns

Q Would you give us an overview of J:COM's approach to returning profits to shareholders?

A With the objective of providing stable, continued dividends, we will implement dividend payments from the interim period of the fiscal year ending December 2008. We have always considered the return of profits to be an important management issue, but in the past we have elected not to pay dividends in order to prepare for future growth and reinforce management bases.

Now, with the objective of providing a stable, continued return of profits while maintaining sound internal reserves, we have decided to pay dividends from the interim period of fiscal 2008.*

* The amount of per-share dividends and the date of dividend payment will be decided at a later date.

Message

Q Finally, do you have a message for the Company's shareholders and investors?

A To meet the expectations of our shareholders and investors, we will reinforce our community-based operations, J:COM's greatest strength, and steadily implement our Volume plus Value growth strategy, as well as content strategy. In this way, we will increase customer satisfaction, differentiate our services, and further strengthen our competitiveness in the industry. We will work to raise the Group's enterprise value and make a sustained return of profits to shareholders.

As a pioneer in the pay multi-channel market, the J:COM Group will strive to maintain a position of leadership in the industry and overcome the challenges it faces in achieving sustained growth.

A New Stage of Growth as One of Kansai's Leading Media Companies



Masayuki Matsumoto
Director
GM, Kansai Business Strategy Division
Jupiter Telecommunications Co. Ltd.
President, J:COM West Co., Ltd.

To further enhance its competitiveness, the J:COM Group has implemented an area strategy based on such initiatives as introducing the regional headquarters system and consolidating subsidiaries. This system has enabled the Group's cable TV companies to handle their operations flexibly and efficiently.

A key issue for J:COM in the years ahead will be the expansion of the pay multi-channel market. In the following interview, Masayuki Matsumoto discusses the initiatives that are being implemented on the front lines to tackle that issue. As head of the Kansai Business Strategy Division, Mr. Matsumoto has overall responsibility for the Kansai region, which is a highly competitive market.

Q Would you explain the reasons behind the establishment of the Kansai Business Strategy Division and the initiatives implemented in 2007?

A Our primary objective was to reinforce our management bases in the Kansai region.

In September 2006, Cable West Inc. joined the J:COM Group, and the J:COM Group became 10 companies with 17 systems in the Kansai region. To leverage the Group's comprehensive strengths and pursue efficient management in the Kansai region, the regional headquarters was established and the merger of J:COM and Cable West Inc. was made a special priority.

Initially, we laid the groundwork for the consolidation of IT and sales systems and the reinforcement of our operational foundation. In IT, for example, we consolidated customer management systems. These systems, which manage large volumes of customer data, are critical to our operations. As a result of the consolidation, expenses increased in the first half of 2007, but in the second half we started to see the benefits.

In addition, because Cable West began to offer fixed-line telephony services shortly before the merger, it had offered two principal services—cable TV and high-speed Internet access—its ARPU and bundle ratio were low in comparison with other J:COM Group companies. As a result, we worked to expand subscriptions to telephony services. At the same time, we launched various digital cable TV services and transitioned Cable West to J:COM's sales methods. In these ways, we took steps to increase ARPU and the bundle ratio. By combining the respective strengths of J:COM and Cable West, we are creating powerful synergies.

Q Please give us an overview of J:COM West Co., Ltd. which was established in January 2008.

A J:COM West Co., Ltd. is the largest cable TV service provider in Japan.

J:COM West Co., Ltd. was established in January 2008 through the merger of J:COM Kansai Co., Ltd., Cable West, Inc., and Hokusetsu Cable Net Co., Ltd. This merger formed the largest cable TV service provider in Japan, with about 840,000 subscribing households. As the newly established J:COM West Co., Ltd. we expect to realize further benefits from the merger in fiscal 2008.

Q Would you describe the company's future marketing strategies in the Kansai region?

A While leveraging economies of scale—more than one million subscribing households—we will aggressively provide community-based services.

With the inclusion of Kyoto Cable Communications Co., Ltd. as a consolidated subsidiary in January 2008, the J:COM Group expanded its presence in the Kansai region, adding Kyoto to Osaka, Hyogo, and Wakayama prefectures. As a result, the number of J:COM Group subscribers in the Kansai region including Cable Net Kobe Ashiya Co., Ltd. surpassed one million, and Kansai became a key region for J:COM, accounting for 35% of the Group's revenue.

Kansai is a region that is extremely competitive. In this setting, our marketing strategy has three elements.

First, to achieve further growth, we will diversify sales channels and aggressively acquire subscribers via approaches in line with the distinctive characteristics of the Kansai region. Second, we will bolster our management bases. As we make full use of the economies of scale stemming from the merger, we will reinforce our management bases and reduce costs. The third element is the provision of community-based, convenient services. Our greatest strengths are our solid ties to local communities. We want to continue to provide value-added services that exceed the expectations of our customers, as reflected in our motto: "We are your local digital concierge."

Through the steady implementation of this strategy, we will promote the differentiation of our operations from those of our competitors.



In Touch
With Growing Markets

Special Feature

Reestablishing the Growth Trend in TV Services
J:COM—Toward a New Stage of Growth

In fiscal 2008, the J:COM Group will focus on improving the growth trend in the cable TV market. In this special feature, we describe the initiatives that we are implementing to expand the domestic pay multi-channel market.


ケーブルテレビのお店
J:COM
J:COM Shop Sanda (Hyogo Prefecture)

EUREKA Season 1

Reestablishing the Growth Trend in TV Services

Current Conditions in the Domestic Pay Multi-Channel Market

In the domestic pay multi-channel market, the number of subscribing households is increasing steadily each year, reaching 10.3 million subscribers, with a household penetration rate of about 20%, at the end of September 2007.

Despite this upward trend, in recent years the annual growth rate has fallen, down from 11% in September 2003 to 4% in September 2007. Although the household penetration rate is only 20%, growth in the domestic pay multi-channel market continues to slow. This situation can principally be attributed to a shortage of appealing content that customers are willing to pay to watch.

To resolve the situation, companies in the pay multi-channel broadcast industry must work together and implement initiatives targeting higher quality.

Building a New System That Will Drive Market Growth

■ Merger with Jupiter TV

If the J:COM Group is to play a principal role in the expansion of the domestic pay multi-channel market, it must make a direct contribution to content quality. Accordingly, in September 2007 we merged with Jupiter TV Co., Ltd. the largest multiple channel operator in Japan.

The J:COM Group is now able to target improved quality through the provision of integrated services, from the production, and supply of appealing content to distribution.

High-quality content is the foundation of our TV services, and the Group's greatest strength in the media content business is the combination of J:COM's content distribution infrastructure and Jupiter TV's content. We believe that this combination will further enhance the enterprise value of the J:COM Group.

Focus Initiatives in Fiscal 2008

To record continued growth in the stagnating pay multi-channel market, we must reestablish the growth trend in the cable TV market and expand the scale of the market itself rather than aim for a larger share of the existing market.

Accordingly, we will return to our roots as a TV company and make full-fledged improvements in content quality at Jupiter TV.

J:COM will also focus its resources on reshuffling and enhancing its channel lineup. At the same time, we will take steps to further diversify our sales routes in order to increase our contact points with customers.

Key Objectives in 2008

J:COM

- Reshuffling and enhancing the channel lineup
- Diversifying customers' contact points

JUPITER TV

- Improving the quality of content
  Launch of Channel Ginga
- Take the initiative in production

Improving the Quality of Content

Launch of Channel Ginga

As one facet of the Group's efforts to improve content quality, we commenced broadcasting of Channel Ginga in April 2008. Channel Ginga's programming lineup includes a wide variety of genres, such as domestic and overseas documentaries, travel programs, history and art, TV dramas, period plays, and entertainment programs. These programs are principally from NHK but also from domestic commercial broadcasters, the BBC, and the three major U.S. networks. With this lineup, we are broadcasting 24 hours a day in high definition. Channel Ginga is the first channel aimed at a specific age group, centered on men and women from the baby boom generation, especially senior citizens, who are not satisfied with terrestrial broadcasts and want more-satisfying, higher-quality programs.

Through market research, we identified two needs of the baby boom generation, many of whom feel that "There are no good programs that I want to watch," and "I want to watch the programs that I used to watch." We will strive to meet those needs by broadcasting high-quality programs from Japan and overseas and by creating and providing content that baby boomers really want to watch.

Also, many members of the baby boom generation are nearing retirement, and the number of people with significantly more free time is expected to increase. Accordingly, with Channel Ginga, our scheduling will focus not only on program content but also on senior lifestyles and viewing habits.


チャンネル
銀河

Channel Ginga
Launched in April 2008

24-Hour High-Definition Broadcasting
- About one-third of programs from NHK archives
- Broadcasts centered on classic programs, including those from commercial broadcasters, the BBC, and the three major U.S. networks
- Independently created programming

Channel Ginga Scheduling

With five programming zones, the schedule is adjusted to the lifestyles of viewers.

	Monday to Thursday	Friday to Sunday
Early Morning	**Morning Culture Zone** An invigorating lineup for early risers	
Morning	**Best Selection Zone** Rebroadcasts of specially selected programs, such as period dramas and documentaries	
Afternoon	**Entertainment Zone** Rebroadcasts of classic programs, such as puppet shows, shows, and dramas	
6:00 pm to late night	**The Prime Zone** A selection of outstanding programs from NHK and other companies	**Weekend Entertainment Zone** Entertainment programs for enjoyable weekends

Channel Ginga Shareholder Composition

(As of December 31, 2007)

Company Name	Ownership %
Jupiter Telecommunications Co., Ltd	76.0
JAPAN CABLENET LIMITED	5.0
TOHOKUSHINSHA FILM CORPORATION	5.0
its communications Inc.	2.0
Kintetsu Cable Network Co., Ltd.	2.0
Media International Corporation	2.0
STARCAT CABLE NETWORK Co., LTD.	2.0
Tokai Digital Network Inc.	2.0
Japan Digital Serve Corporation	2.0
VIC TOKAI CORPORATION	2.0

Reestablishing the Growth Trend in TV Services

■ Taking the Initiative in Program Production

In addition to customers' opinions about programs that the Group receives through customer centers and sales representatives, the Group's management resources include an abundance of valuable information that is indispensable in improving content quality, such as original program viewership research. This information can be used not only in channels that are invested in and operated by Jupiter TV but also in the creation of all programs distributed by the Group. To take the initiative in raising quality on an industrywide basis, we will make full use of this information.

■ Reshuffling and Enhancing the Channel Lineup

We are actively enriching our lineup of channels. We started broadcasting FOX CRIME, a suspense and mystery channel, in March 2008, and SCI FI Channel in April 2008. SCI FI, the flagship channel of NBC Universal Group, specializes in science fiction movies and series. Broadcast in more than 30 countries around the world, it is ranked fourth* in popularity in the U.S. cable TV market.

We will continue to provide attractive new content for our viewers by launching new channels and reshuffling our channel lineup.

* The Nielsen Company, of the U.S., ages 25 to 54 as of October 2007.


FOXCRIME

FOX CRIME
Launched in March 2008

- Suspense and mystery shows




Sci Fi

SCI FI CHANNEL
Launched in April 2008

- Science fiction movies and shows
- NBC Universal's flagship channel



EUREKA Season 1

Acquire and Analyze Viewership Data

To enhance the appeal of the channels and programs that we provide to viewers, I analyze viewership and satisfaction data from a variety of perspectives for channels broadcast by the Company. The results are shared with content providers, which use them to enhance the appeal of their program.

In the future, to make J:COM TV even more enjoyable for customers, we will actively share information, inside and outside the Company about the reactions and opinions of viewers and other customers and strive to improve content quality.



Hiromi Murase
Assistant Manager
Broadcasting Strategy Department

Diversifying Our Sales Routes

Until now, the Group has reinforced relationships of trust with customers through direct sales representatives that visit customers in their homes. In the future too, the Group will maintain the central role of home visits in its sales activities and will add new sales routes with the objective of diversifying contact points with customers.

J:COM Shops

J:COM shops are one of the ways that we will diversify our sales routes. By establishing small-scale stores at busy locations, such as near railway stations or supermarkets, we are working to increase the name recognition of the Group and its services and acquire new subscribers. These shops also help in fulfilling our responsibility to respond to the inquiries of existing customers.

And by opening stores to which customers can casually drop in, we can provide attentive, face-to-face responses to customer inquiries, facilitating both the acquisition of new customers and enhanced satisfaction on the part of existing customers.

The first J:COM shop was launched in April 2007, and we had 16 shops as of the end of December 2007. We plan to expand the network to 55 shops nationwide by the end of fiscal 2008.


J:COM
J:COM Shop Urayasu (Chiba Prefecture)


J:COM Shop Sumida (Tokyo Prefecture)


Diversifying Customers Contact Points
Direct Sales Representatives
Enhanced Cooperation
Customer Centers
Customers
Area Staff*1
Agency Sales*2
Bulk Sales*3
J:COM Shops
Website

*1. Staff members who specialize in taking care of existing customers and providing guidance for additional services.
*2. Local businesses, such as general merchandisers, real estate companies, and shops, act as agents for the Company's services.
*3. Multiple Dwelling Unit (MDU) contracts.

Reestablishing the Growth Trend in TV Services

Creating Demand in the Pay Multi-Channel Market

As we diversify our sales routes, we are also taking steps to build demand for multi-channel broadcasts leveraging the effect of the Beijing Olympics, which will be held in August 2008.

In Japan, TV viewership rises when major events such as the Olympics and the World Cup, are held. The Beijing Olympics represent an especially good opportunity because there is only a small time difference between Beijing and Japan, and the J:COM Group will take full advantage of this opportunity to acquire digital cable TV subscribers.

Also, in addition to the approximately 2.66 million households that subscribe to the Group's pay services, 4.28 million households in MDUs or in regions that cannot receive terrestrial broadcasts are also linked to the Group's network. We are aggressively working to convert these retransmission households into J:COM subscribers.

I Handle Agent Marketing in Tokyo's Itabashi District

I handle agent marketing for 80 shops of an electric appliance merchant association, as well as mass merchandisers, in Itabashi, Tokyo. It is my job to persuade stores to be agents for the J:COM Group. However, many stores are already agents for our competitors, and it can sometimes be difficult to convince them to sign contracts with J:COM. However, we continue to implement the Company's policy of community-based marketing efforts, and we have recently seen a steady increase in the understanding of J:COM. Therefore, the work is fun and rewarding.

It is also important that we exchange information with J:COM shops. Because these shops get feedback directly from customers, they are important points of service.



In the future, through community-based marketing, I will continue working to support the partnership between J:COM and the people in the community.

Harumi Ishido
Sales Department, Itabashi System
J:COM Kanto Co., Ltd.

J:COM—Toward a New Stage of Growth

We believe that the vitalization of the domestic pay multi-channel market will become even more important as the J:COM Group works to maintain sustained growth. By combining J:COM, which has the country's largest customer base, and Jupiter TV, which has many of the nation's number one channels, the J:COM Group will provide its customers with higher-quality, more-satisfying content.

The new J:COM Group has entered a new stage of growth essential for success in a competitive environment.



About Jupiter TV Japan's Largest Multiple Channel Operator

Jupiter TV Company is a comprehensive content provider, with content operations centered on the supply of programs for cable TV, satellite broadcasting, and IP multi-casting. Jupiter TV Company invests in and operates 17 thematic channels.

Those channels are either number one or number two in their genres in terms of the number of households with service available and are considered essential parts of any multi-channel lineup.

These channels are categorized into three groups according to ownership percentage—consolidated, equity method, or other. Several other leading companies, including broadcasters and trading companies, have also invested in these channels.

Channel Name	Movie Plus	LaLa TV	Golf Network	Channel Ginga	Discovery Channel
Programs	Japan's largest movie channel by number of households delivered	Japan's largest entertainment channel for women	Japan's largest golf channel	Entertainment channel for senior citizens that satisfies intellectual curiosity	World's largest documentary channel
Number of households with service available	7.13 million	5.18 million	6.0 million	1.97 million	6.23 million
Ownership %	100% (consolidated)	100% (consolidated)	89.4% (consolidated)	76.0% (consolidated)	50.0% (equity method)

Channel Name	Discovery HD	Animal Planet	J SPORTS	AXN	Kids Station
Programs	Channel for men who are young at heart	Global entertainment programming celebrate animal human bond	Japan's largest selection of sports channels, comprising four channels	Overseas drama channel operated by Sony Pictures	Japan's largest children's and animated program channel
Number of households with service available	1.15 million	4.38 million	7.46 million	5.28 million	8.0 million
Ownership %	50.0% (equity method)	33.3% (equity method)	33.4% (equity method)	35.0% (equity method)	15.0% (other)

Channel Name	Japan Movie Channel	Jidaigeki Channel	Nikkei CNBC	Anime Theater X (Optional Channel)
Programs	A channel dedicated to Japanese films	Japan's largest period drama channel	24-hour economic news channel	A premium quality animated program channel
Number of households with service available	5.01 million	5.77 million	6.86 million	0.09 million
Ownership %	9.99% (other)	9.99% (other)	9.75% (other)	12.28% (other)

* As of the end of December 2007 (Channel Ginga as of April 1, 2008)
Source: Data from each channel

Negotiate with Overseas Organizations

Jupiter Golf Network Co., Ltd. broadcasts Golf Network, a channel centered on live broadcasts of golf tour events.

I am principally responsible for negotiations with overseas golf associations. Specifically, I conduct negotiations for broadcast rights contracts for the PGA Tour, Champions Tour, LPGA Tour, and other major events. We leverage our strengths as Golf Network to acquire valuable information from event sites and incorporate it into our programming.

As I must always negotiate in English, it is difficult, but the work is very rewarding. In the future, we would like to reflect the feedback that we receive in our programming to the greatest extent possible and, through our programs, broaden the golf fan base.

Masayuki Ogawa
Senior Staff, Programming Section
Jupiter Golf Network Co., Ltd.

Review of Operations

In Touch

With a Wide Range of Cable TV Content

J:COM TV



J:COM TV Digital
Number of Cable TV subscribers and Digital Migration Rate


(Thousands of households)
(%)
2,000
1,500
1,000
500
0
80
60
40
20
0
24
232
621
1,089
1,470
2
16
37
52
67
2003 2004 2005 2006 2007 (FY)
J:COM TV Digital Service subscribers
Digital Migration Rate (%) (right)

HDR Contracts


(Thousands)
300
240
180
120
60
0
31
117
186
254
2006/6 12 2007/6 12



HDR set top box equipped with a hard disk drive

■ Overview of Results

In recent years, with the entry of major telecommunications carriers into the broadcasting business, the competitive framework in the pay multi-channel industry has begun to undergo dramatic changes. In the overseas market, content providers and telecommunications carriers are entering alliances and customers are being offered entirely new ways to view programs. In the future, as the barriers between broadcasting and telecommunications are removed in Japan, major telecommunications carriers are expected to make full-fledged entries into the broadcasting market.

In this environment, the number of subscribers to the Group's cable TV services rose 3.7%, or 78,700 subscribers, in 2007, reaching 2,188 thousand subscribers at year-end. This gain was attributable to an increase in the number of subscribers in existing regions as well as to the inclusion of new regions. The digital migration rate was up 15 percentage points, from 52% a year earlier to 67% at the end of 2007. As a result, subscription fees were up 19.7%, or ¥20.3 billion, to ¥123.1 billion for the year.

With our J:COM TV Digital service, we strengthened our channel lineup with the introduction of seven new channels. The number of digital service subscribers rose 35.0%, or 381,300, to 1,470 thousand households. We also made progress in converting existing channels to the high-definition format. As a result, high definition now accounts for about 25% of the channels that we provide.

The aggregate number of contracts for HDR, which uses a set top box equipped with a hard disk drive, reached 254,000 by the end of December 2007, 2.2 times of a year earlier.

In J:COM On Demand, a VOD service that enables viewers to watch programs at the time that is best for them, we expanded our lineup, including our offerings of high-definition programs. The number of titles available increased from 5,900 at the end of the previous year to 13,000 at the end of December 2007. In addition, we further increased usability by updating the control screen. As a result, aggregate purchases of contents since January 2005, when the VOD service was launched, reached 5.35 million at the end of December 2007.

* Digital migration rate = Ratio of digital service subscribers to total cable TV subscribers


"24-Twenty Four-Season V"
© 2005-2006 Twentieth Century Fox Film Corporation
© 2003-4 MBC
© 2008 Discovery Communications Inc.
© 2008 Discovery Communications Inc.
© PGA Tour
© Touchstone Television

■ **Future Initiatives**

In the future, we will strengthen and enhance our digital services to bolster their competitiveness versus the services of telecommunications carriers and other companies. J:COM is targeting a 100% migration rate by the end of 2009.

Also, while fortifying our digital services, we will take steps to enhance our channel lineup. In addition to increasing new channels, we will replace channels with low viewership and utilize digital viewership data to improve program quality.

We expect these initiatives to not only raise satisfaction among existing subscribers but also help J:COM to acquire new groups of subscribers.

In these ways, the J:COM Group will bolster its competitiveness. At the same time, we will work to foster expansion of the domestic pay multi-channel market by taking a lead role in market activation.

VOD Service
Total Purchases of J:COM On Demand


(Thousands)
6,000
4,000
2,000
0
1,149
3,164
5,353
2005
2006
2007
(FY)

Purchases = Number of purchases of pay content using Premium On Demand (POD) service.

"HDR" Set Top Boxes Equipped with Hard Disk Drives

HDR is a set-top box equipped with a large-capacity, 250-gigabyte hard disk. In addition to enabling subscribers to record high-definition programs to the internal hard disk drive, HDR also allows viewers to record a program while watching a different one and to record two programs simultaneously. There is also an electronic programming guide that simplifies timer recording and a timeshift function that enables viewers to easily replay programs that are in the midst of being recorded. HDR offers a high level of convenience at a reasonable price of ¥840 a month including tax, above the digital service monthly usage charge. The service is quite popular as a result.

"J:COM On Demand" VOD Service

This service enables customers to select from about 13,000 movies, dramas, sports shows, and animation programs for viewing at their convenience. With growing demand for services that enable viewers to enjoy TV programs at their own pace, this service, which is available to any digital service subscriber (except Digital Compact subscribers), is recording steady growth in the number of content purchases. Programs cost between ¥105 and ¥525 including tax. Growth in the number of purchases is contributing to higher ARPU.

High-Definition Programming

J:COM TV provides a large number of high-definition programs that offer high picture and sound quality. Currently, our basic channels include five high-definition channels—Discovery HD, FOX Life HD, Movie Plus HD, LaLa HD, and Channel Ginga. The optional channels include Star Channel High Definition and J sports Plus (HV).


In Touch
With Secure, High-Speed Internet Access Services
J:COM NET

J:COM NET— Number of High-Speed Internet Access Subscribers


(Thousands of households)
1,500
1,000
500
0
597
709
827
1,109
1,212
2003
2004
2005
2006
2007
(FY)

Overview of Results

In Japan's Internet access services market, the transition to broadband continues to move forward. By the end of September 2007, for example, the number of broadband contracts had reached 27.76 million*, with the number of FTTH contracts surpassing 10 million*.

In this environment, the number of subscribers to the high-speed Internet access services provided by the Group rose 9.3% year on year, or 102,800 households, to 1,212 thousand households at year-end. This gain was attributable in part to the smooth start-up of the J:COM NET Ultra 160 Mbps Internet access service.

Subscription fees rose 14.5%, or ¥8.4 billion, to ¥66.6 billion, due to higher subscriber numbers, which offset a rise in discounts on basic monthly charges stemming from an increase in bundling.

The J:COM NET Ultra 160 Mbps Internet access service that we initially introduced in April 2007 was available in nearly all systems in the Kansai region and a part of the Kanto region as of the end of April 2008. In addition to offering speeds comparable to FTTH, this service is highly competitive with services offered by telecommunications carriers in such areas as security and usage charges. At the end of 2007, the number of subscribers to this service had reached 17,500 households.

In June 2007 we further expanded our service lineup with the launch of a new home monitoring service, which uses a wireless IP camera.

Future Initiatives

By July 2008, J:COM will implement a step-by-step, nationwide rollout of J:COM NET Ultra 160 Mbps Internet access service.

Moreover, in addition to increasing transmission speeds, we will take steps to further enhance our safe, secure Internet access services to provide an environment in which anyone can access the Internet with peace of mind.

We also plan to offer additional services that can be enjoyed by family members and a variety of convenient utility services, such as tools for creating websites. In this way, we will reinforce the position of Internet access as an essential service and facilitate more enjoyable Internet activities, thereby enhancing customer satisfaction.

* The number of broadband contracts is the total number of contracts for FTTH, DSL, CATV, and FWA access services.
Source: Ministry of Internal Affairs and Communications


In Touch
With High-Quality, Economical Fixed-Line Services
J:COM PHONE

Overview of Results

In Japan's fixed-line telephony market, there is an ongoing shift from telephony subscriber lines using legacy switching equipment to other options, such as broadband-based IP service.

In this environment, market conditions in 2007 remained favorable for J:COM PHONE. The number of subscribers to the fixed-line telephony services provided by the Group rose 17.2% year on year, or 192,700 households, to 1,313 thousand households at year-end. Subscription fees rose 13.6%, or ¥4.8 billion, to ¥40.4 billion, due to the gain in subscriber numbers, which offset a rise in discounts on basic monthly charges stemming from an increase in bundling and a decline in call charges.


J:COM PHONE—Number of Fixed-Line Telephony Subscribers


(Thousands of households)
1,500
1,000
500
0
527
727
911
1,120
1,313
2003
2004
2005
2006
2007
(FY)

Future Initiatives

Primary IP telephony service makes it possible to reduce capital expenditures compared with circuit switch-based systems while maintaining a high level of service quality. The Group plans to steadily increase the ratio of primary IP telephony service.

We are working to enhance our services. For example, in February 2008 we expanded our international telephone service to 250 countries and regions. In the future, we will strive to further enhance the reliability of IP telephony and promote the adoption of these convenient services.


J:COM MOBILE

In Touch
With Convenient Mobile Services

Overview of Results

In partnership with WILLCOM, Inc., J:COM offers mobile telephony services. As a result of enhanced customer convenience and satisfaction, stemming from such features as basic charge discounts for bundling with existing services and unified billing for multiple services, the number of subscribers reached 16,800 at year-end.

Future Initiatives

We have introduced new handsets that are available with monthly installment payment options. We are also taking other steps to enhance our mobile telephony services. In December 2007, for example, we substantially expanded the free of charge hours under the Toku-Toku Talk Mobile Plan.



WX331K WX330K


In Touch
With Emerging Initiatives



New Initiatives

J:COM Earthquake Alert Service

The J:COM Group is focusing resources on the provision of services with new added value.

In January 2008, we introduced an earthquake alert service for households. With this service, J:COM uses its cable network to forward to households the earthquake alerts announced by the Japan Meteorological Agency.

The J:COM Group has positioned this service as a regional safety and security platform and intends to further enhance the service in the years ahead. Moreover, in the future we will reinforce our ties with regional governments and local communities and provide other types of regional information, such as information about disasters other than earthquakes and crime prevention information.

Earthquake Alert Service

Under the Japan Meteorological Agency's earthquake information service, immediately after an earthquake occurs, the data from seismometers near the epicenter is analyzed and the epicenter and intensity (magnitude) are rapidly estimated. On that basis, the principal motion arrival time and intensity for each region are estimated.

Types of earthquake waves include P waves (preliminary tremors) and S waves (principal motion), which have different speeds. From the P waves, which arrive first, the location of the epicenter and the scale of the earthquake are estimated, and early warning of an earthquake can be made prior to the arrival of the S waves, which cause strong shaking, thereby enabling preparation for major earthquakes.


In 10 seconds, an earthquake with a seismic intensity of nearly 5 will arrive.
P waves
(preliminary tremors)
Sound & Light
Earthquake Occurs
S waves
(principal motion)
Prior notification of arrival time of major waves



Strengths of J:COM's Earthquake Alert Service

- **Greater precision of intensity and arrival time estimates**

  J:COM's service uses a terminal-based calculation method. In this method, latitude, longitude, and ground condition information are set for each household terminal. In this way, it is possible for J:COM's service to provide warnings of intensity and arrival time at high levels of precision that cannot be provided by other cable TV companies or terrestrial broadcasters.
- **24-hour operation**
- **Transmission of weather warnings and regional information**

  In cooperation with such organizations as municipalities, fire departments, and police departments, the system can receive weather information and various regional information.

*When the epicenter is nearby, the earthquake alert might not arrive in time.



DX Antenna Co., Ltd.　　Net Mux Corporation

■ Advertising Media Business

With the objective of cultivating a new source of revenue and profits, we made a full-fledged advance into the advertising media business in 2007. This business draws on the customer base that the J:COM Group developed through existing businesses and on various combinations of the Group's wide range of its own media, such as community channels, VOD, InteracTV, the J:COM Magazine monthly program guide, and J:COM Walker, a free regional information magazine.

As one facet of those activities, in July 2007 we made Recruit Visual Communications Co., Ltd., which was a wholly owned subsidiary of Recruit Co., Ltd., our consolidated subsidiary and renamed it Jupiter Visual Communications Co., Ltd.

Furthermore, in September 2007, Dentsu Inc. acquired an equity stake in Jupiter Visual Communications Co., Ltd. Utilizing J:COM On Demand, the two companies have embarked on joint development of new advertising media and advertising methods that will effectively encourage customers to take action.

In the future, we will undertake joint development of advertising products with Dentsu Inc., such as cross selling Dentsu's advertising media and our media. In these ways, we will work to expand the scale of our advertising media business.

Also, in April 2008, the advertising operations of J:COM and Jupiter TV were consolidated in Jupiter TV's newly established Ad. Sales Division. By flexibly integrating the know-how and specialized skills of the two companies in advertising operations, we will implement more effective advertising sales. In addition, we will develop a new cross-media advertising model that utilizes video on demand. In this way, we will strive to expand revenues.


J:COM
J:COM TV

J:COM Website


J:COM Magazine
お正月は
J:COMオンデマンドで
大作映画&ドラマ
ざんまい

Monthly program guide *J:COM Magazine*


Walker
人気の温泉&
スーパー銭湯!!
175

Free regional information magazine *J:COM Walker*


J:COM オンデマンド
アクトオン新車情報
ルノールーテシア
2006年欧州カー・オブ・ザ・イヤーを獲得したルノールーテシアが登場！コンパクトカーでありながら、衝突安全実験、ユーロNCAPで最高ランクの5つ星を獲得するなど、見かけだけではなく、中身の確かさも証明済み！ベストヨーロピアンコンパクトの魅力に迫ります！
Act On TV
①資料請求
サービスTOPへ
ヘルプ・インフォメーション

Advertisement from Jupiter Visual Communications Co., Ltd. in J:COM On Demand.

Our Contributions to Local Communities

J:COM's corporate philosophy and activity guidelines emphasize building ties of trust with local communities. Accordingly, we will continue working to be a company that is closely linked to communities and is considered to be necessary by customers. We believe that it is important not only to strictly observe laws and regulations but also to take an active role in the communities we serve in such areas as safety and security, activities for local residents, and social welfare.

Based on this belief, the Group actively participate in activities that contribute to local communities as a corporate citizen that is highly regarded by local residents.

■ Principal Initiatives and Results

Support for Regional Cleanup Activities

The J:COM Group is actively engaged in local cleanup activities. J:COM Shonan (Fujisawa, Kanagawa Prefecture), for example, has participated since 2005 in Beach Cleanup Kanagawa, a cleanup drive at the local Katase Nishihama Beach that is sponsored by the Kanagawa Coastal Environmental Foundation.

J:COM Sumida (Sumida, Tokyo Prefecture) conducts weekly cleanup activities near its offices, and, in November 2007, a letter of appreciation was received from the city's mayor.

We will implement new initiatives in the future, such as having employees at all J:COM Group companies participate in cleanup activities, and we will continue to actively support local cleanup activities.



Cleanup activities near J:COM offices (J:COM Sumida)

Iki-Iki Project

The J:COM Group is implementing "Iki-Iki Project" which is designed to give those who have retired and started their post-retirement lives, an opportunity to contribute and pursue their interests in their local communities.

Currently, using our media and facilities, customers serve as teachers and operational staff in a wide range of activities, such as personal computing and cultural activity classes, walking events, and golf tournaments.

Customers who willingly contribute to these activities are registered as community representatives for J:COM. As of January 2008, there were about 570 of these representatives throughout Japan.



Walking tour of scenic spots and places of historic interest (J:COM Nishi-Tokyo)

J:COM NET Heartful Pack Program

The J:COM Group offers the J:COM NET Heartful Pack high-speed Internet access program, which has the objective of supporting the independence and participation in society of people with disabilities. Under the program, the J:COM Group offers the J:COM NET Premier service (download speeds of up to 30 Mbps) to disabled persons at a discounted basic monthly fee and waives installation charges to make it easy and comfortable for them to use the Internet. In addition, we have set up a special liaison desk for Heartful Pack subscribers, and provide them with extensive follow-up care, such as software installation and other services.



Parents and children enjoy building models of boats under the guidance of local shipbuilders. (J:COM Urayasu)

Support for Workplace Tours and Trial Experience Activities

With "community based" as its key words, J:COM is committed to implementing activities that contribute to the lives of people in the communities it serves. As one facet of that commitment, we implement educational support activities for local elementary and junior high school students, such as offering students from nearby schools the opportunity to tour workplaces and enjoy trial work experiences.

For example, at the J:COM Tokyo system (Koganei, Tokyo Prefecture), we are supporting the social education of elementary and junior high school students, including tours of J:COM channel production studios and media centers and opportunities to experience jobs as camera operators and newscasters.



Tour of a studio where J:COM channel programs are produced (J:COM Tokyo)

Donations On Demand Program

The J:COM Group offers the Donations On Demand program, through which subscribers are able to forward the proceeds of purchase to a selected charitable organization by purchasing certain contents.

Under this activity, which began when J:COM endorsed the fund-raising activities of the Japan Committee for UNICEF, donations are solicited through a video letter and a program that introduces UNICEF activities. We started this activity since December 2006, and we collected a total of ¥1,191,000 at the end of February 2008.

From December 2007, in cooperation with Media Research Inc., which sponsors the CON-CAN Movie Festival, an online international short film festival, we began distributing films on the theme of "children."

We also collected donations for a disaster relief fund for the Niigata Chuetsu Offshore Earthquake, and a total of ¥1,361,000 was donated to the Niigata Emergency Task Force Headquarters, along with a matching contribution from J:COM.

In the future, we will add new content as we work in cooperation with charitable organizations suitable for the Donations On Demand program.



"Donations On Demand" screen

Implementation of Anticrime Patrols

With the aim of contributing to local safety and security, the J:COM Group has launched crime prevention patrol squads at all J:COM systems nationwide. These patrols are working in cooperation with local police and crime prevention associations to raise the level of awareness about crime prevention among local residents and thereby contribute to community safety. For example, in March 2007, J:COM Tokyo (Nerima, Tokyo Prefecture) was recognized by the Chief of the Police Agency's Suginami Police Station for contributing to local safety and security.

In addition, at J:COM Sumida (Sumida, Tokyo Prefecture), we have received yellow safety and security patrol patches and stickers from Sumida, which are worn by all staff members and applied to Company vehicles, such as sales vehicles, thereby helping to prevent crime.



Letter of appreciation from the Chief of the Police Agency's Suginami Police Station (J:COM Tokyo)


すみだ
安全・安心
パトロール隊

"Safety·Security Patrol" patch (J:COM Sumida)

Provision of Crime Prevention Information via InteracTV

In cooperation with local police, 13 systems in Osaka Prefecture utilize J:COM TV Digital's InteracTV service to distribute information that is useful in preventing crime in the region.

This service enables customers to easily view information on their TV screens at any time, such as the "Anmachi Mail" crime report and crime prevention information distributed in real time by the Osaka Prefectural Police. This service has been well received by users for its contribution to enhancing the safety and security of local communities.



Regional information from InteracTV

Pink Ribbon Breast Cancer Education Campaign

The J:COM Group, led by Jupiter TV Company, is participating in the Pink Ribbon campaign, which supports the early detection and treatment of breast cancer. We are making appeals for understanding of and cooperation with the Pink Ribbon campaign.

The J:COM Group is actively supporting Pink Ribbon activities through programs and events on Golf Network, a specialized golf channel, and LaLa TV, a women's entertainment channel. We have also established a website dedicated to providing basic knowledge and early detection information about breast cancer.

http://www.jupitertv.co.jp/pinkribbon/index.html (Japanese Language Only)


Pink Ribbon



Pink Ribbon Charity Talk 2007 (December 2007)

Corporate Governance / Compliance

Corporate Governance

J:COM believes that the fundamentals of corporate governance are predicated on improving management efficiency and maintaining sound operations as well as on ensuring the transparency of management processes in order to achieve these goals. With the aim of creating the management system that is best suited to the Company, J:COM is bolstering corporate governance to maximize medium and long term enterprise value for its shareholders, customers, and employees as well as for the local communities it serves. Moreover, we will work to enhance our public relations (PR) and investor relations (IR) activities in order to improve our management quality through an ongoing dialogue with our shareholders and investors.

Corporate Governance Structure (As of April 1, 2008)

J:COM carries out management decision making and execution and oversees and audits its business operations through a corporate governance system centered on the Board of Directors and the Board of Statutory Auditors.

The Board of Directors has 13 members, including 2 outside directors. The board makes decisions regarding important business operations and other matters stipulated by law and oversees the business execution of J:COM and its subsidiaries. The term of service for directors is one year, and a management structure that can respond swiftly to changes in the business environment has been established.

Further, J:COM has established the Management Steering Committee, principally comprising of directors. The committee deliberates on important management issues including results at the Company and subsidiaries; offers recommendations to the president and other directors on how to appropriately carry out their duties, including advice on convening extraordinary board meetings; and contributes to swift and appropriate decision making at the Company.

On April 1, 2008, the Company introduced a corporate officer system. The system, in which people in specific executive positions as corporate officers, is aimed to further strengthening corporate governance.

The Board of Statutory Auditors has 4 members, including 2 external auditors, one of which is a full-time auditor. The statutory auditors review all aspects of business operations, including Company policy, planning, procedural validity, business effectiveness, and compliance with laws and regulations. The statutory auditors also attend meetings of the Board of Directors and other important meetings, inspect critical corporate documents, conduct examination-based audits of subsidiaries, and make reports to the Board of Statutory Auditors.

Internal Audit System

We established the Internal Auditing Department under the direct supervision of the president to function as an internal auditing unit for all Group divisions and Group companies. The department has approximately 10 members. In principle, these members audit every internal division and Group company once every two years in accordance with auditing plans. The audit results are submitted to the president in an audit report, and audited divisions and companies are periodically checked for their degree of improvement against the corrective action points in the audit reports.

The Internal Auditing Department and the Board of Statutory Auditors are independent of each other, but to enable internal audit results to be used in the course of the Board of Statutory Auditors' audits, the Internal Auditing Department reports to the full-time auditor, and the two parties also work together closely on other matters as well.

Internal Control Committee

As a consolidated subsidiary of Liberty Global, Inc., which is listed on the U.S. NASDAQ Stock Exchange, J:COM has been in compliance with the Sarbanes-Oxley (SOX) Act since 2006. To implement this compliance, we established the Internal Control Committee, which is led by the Company's CFO and reports directly to the president, and the Internal Control Department, which works under the Internal Control Committee and reports directly to the president while handling detailed planning and execution. We are working to bolster and enhance our internal control system, centered on SOX compliance. For J:COM, fiscal 2007 is the second year of SOX compliance, and, as in the first year, internal audits were conducted of the control scheme. The internal audits affirmed that our internal control structure for financial reporting did not contain any significant defects that could lead to fraudulent financial reporting. From fiscal 2009, J:COM will be required to be in compliance with Japan's Financial Instruments and Exchange Law, which will make the submission of an "Internal Control Report" compulsory, when it comes into force in fiscal 2009.

■ Compliance

Compliance Structure

J:COM has established the Compliance Committee, which is chaired by the Senior Corporate Officer, General Manager, Administration Division, with the objectives of strengthening and promoting the Companywide structure for compliance. The committee creates and distributes a compliance manual to all J:COM Group companies and takes steps to increase the awareness of all employees, such as compliance training.

Furthermore, we have instituted "Speak Up System" at all Group companies as a safeguard against situations in which, for whatever reason, it may be difficult for a staff member to report or deal with compliance problems under the normal chain of command. These initiatives provide an avenue for employees to speak out on compliance issues through direct consultation with the Compliance Committee or an outside lawyer. In May 2006, the full-time statutory auditor was added to the contact points.

We hope the presence of this kind of system within the Company will act as a further deterrent against illegal and fraudulent acts.

Information Management Structure

In order to strengthen and promote information security initiatives at J:COM, meetings of the Information Security Committee, which is chaired by a Senior Corporate Officer, General Manager, Administration Division, are periodically convened. At these meetings, the committee reviews and verifies the security and administrative procedures used in our information asset management system. The committee's findings are then disseminated throughout the entire Company.

Recognizing the importance of personal information protection issues, the J:COM Group regularly provides education to all employees regarding the handling of personal information. During 2008, it will introduce an e-learning system in order to further develop and strengthen personal security management within the Group. Of the 43 Group companies as of the end of December 2007, 28 companies had been granted the Japan Information Processing Development Corporation (JIPDEC) Privacy Mark* as of the end of March 2008. Going forward, we will keep working to further bolster our information security management and to achieve our goal of obtaining the Privacy Mark at all Group companies.


21000122(02)

* The Privacy Mark system certifies a company's procedures for handling personal information protection are appropriate.

Diagram of Our Corporate Governance Structure (As of April 1, 2008)



General Shareholders' Meeting
Selection
Selection
Selection
Management Steering Committee
Board of Directors
Board of Statutory Auditors
Statutory Auditors
Audit
Investigation
Discussion & Reporting
Selection & Supervision
Reporting
Reporting
Internal Control Committee
Audit
Outside Auditing Firm
Audit
Outside Lawyer
Compliance Committee
Representative Director and President
Reporting
Group Companies
Information Security Committee
Operational Divisions
Internal Control System-Related Sections
Internal Control Department
Internal Auditing Department
Each Operational Division
Internal Audits
Other Internal Control System Related Sections
Internal Audits

Directors and Statutory Auditors

As of April 1, 2008



Tomoyuki Moriizumi
Representative Director, President and CEO

Mineo Fukuda
Representative Director, EVP
COO
President (J:COM Company)

Mark Luiz
Managing Director
Co-President (Jupiter TV Company)

Tomoya Aoki
Managing Director
CFO and GM, Corporate Planning & Strategy Unit, Corporate Planning & Strategy Division and Finance & Accounting Division

Shunzo Yamaguchi
Director
Vice President and GM, Engineering Division (J:COM Company)

Toru Kato
Director
GM, Group Strategy Unit and Group Strategy Department

Masayuki Matsumoto
Director
GM, Kansai Business Strategy Division (J:COM Company)
President, J:COM West Co., Ltd.

Yoshio Osawa
Director

Makoto Nakamura
Director

Masatoshi Hayashi
Director

Miranda Curtis
Director

Graham Hollis
Director

Yasushige Nishimura
Director

Tsuguhito Aoki
Standing Statutory Auditor

John Sandoval
Statutory Auditor

Michael Erickson
Statutory Auditor

Hitoshi Nagase
Statutory Auditor


4
2
7
3
1
5
6

1. Tomoyuki Moriizumi
2. Mineo Fukuda
3. Mark Luiz
4. Tomoya Aoki
5. Shunzo Yamaguchi
6. Toru Kato
7. Masayuki Matsumoto

Organization Chart

As of April 1, 2008


Shareholders Meeting
Board of Statutory Auditors
Board of Directors
Management Steering Committee
Internal Control Committee
President & CEO
Compliance Committee
Information Security Committee
Group Strategy Unit
Corporate Planning & Strategy Division
Corporate Communications Division
Corporate Planning & Strategy Unit
AIT Division
Finance & Accounting Division
Human Resources Division
Human Resources & Administration Unit
Administration Division
Management Steering Committee
J:COM Company
Company Strategy Division
Marketing & Media Business Division
Service Strategy Division
Tokyo Business Strategy Division
Kanto Business Strategy Division
Kansai Business Strategy Division
Customer Relations Division
Engineering Division
Management Steering Committee
Jupiter TV Company
Marketing & Sales Division
Ad. Sales Division

Mission Statement

- At J:COM, it is our mission to provide video, voice and high-speed Internet access services through our advanced broadband networks, while offering the benefits of digitalization through a variety of high quality products that meet our customers' needs and to add rich entertainment and information experiences to our customers' lives.

- We understand that relationships with our customers and local communities are core elements of our business foundation, and we will continue to nurture these precious assets.

- Recognizing the importance that local communities place on the credibility of a service provider, we pursue further growth with sound financial fundamentals, and return the benefits of our business activities to local communities, shareholders and employees. Ultimately, we strive to become an excellent company that actively contributes to society.

Activity Guidelines

Compliance
All employees of J:COM are required to comply with customary laws and regulations as well as with the company's rules and directions.

Local Communities
All employees of J:COM should understand the social values of each community, and should fulfill the obligations and responsibilities required to build relationships of mutual trust with communities and contribute to their development.

Customer-Centered Approach
As members of a high quality information and entertainment service provider, all employees of J:COM are responsible for maintaining a customer-centered approach in order to elevate customer satisfaction.

Commitment
All employees of J:COM are required to commit to achieving J:COM's mission and its corporate goals. They understand the J:COM management orientation, proposing and implementing plans for higher productivity. They continually seek out new growth opportunities through interdepartmental cooperation and information sharing, and respond rapidly to challenges with maximum flexibility.

Personal Development
All employees of J:COM should be aware of the role they play within J:COM as a corporate group that provides advanced broadband services. They strive to learn and comprehend the latest information, marketplace intelligence and technologies. They realize that as they engage in various levels of information and idea exchanges through their day-to-day work, they are also pursuing personal advancement.

History

1995	Jan.	Jupiter Telecommunications Co., Ltd. was founded as a joint venture involving Sumitomo Corporation and Tele-Communications International, Inc. (now known as Liberty Global, Inc.)
	Mar.	Started launching cable television services.
1997	July	Started launching fixed-line telephony services.
1999	Jan.	Started launching high-speed Internet access services.
2000	Sept.	Acquired the management rights to TITUS Communications Corporation.
2001	June	Achieved 1 million total subscribing households.
2003	Sept.	Started launching high-speed Internet access service with downstream speed up to 30Mbps, J:COM NET Premier.
	Dec.	Launched the digital services including terrestrial digital broadcasting in Kanto and Kansai regions.
2004	Apr.	Started launching a digital service, J:COM TV Digital.
	May	Established Jupiter VOD Co., Ltd.
2005	Jan.	Started launching a VOD service, J:COM On Demand
	Mar.	Went public on the Jasdaq Securities Exchange.
	Apr.	Started launching primary IP telephony services.
	Sept.	Acquired the management rights to Odakyu Telecommunication Services Co.,Ltd. (Odakyu Cable Vision)
	Oct.	Achieved 2 million total subscribing households.
	Dec.	Achieved 1 million subscribing households for fixed-line telephony service, J:COM PHONE.
2006	Mar.	Started launching a mobile service, J:COM MOBILE powered by WILLCOM.
	Apr.	Started launching a new service of HDR, a STB equipped with hard disk, and InteracTV.
	Sept.	Acquired the management rights to Cable West Inc.
	Dec.	Launched J:COM TV Digital Compact.
2007	Apr.	Started offering J:COM NET Ultra 160Mbps Internet access service.
	June	Launched J:COM NET Home Monitoring Service
	July	Made Jupiter Visual Communications Co., Ltd. (formerly Recruit Visual Communications Co., Ltd.) a subsidiary.
	Sept.	Merged with Jupiter TV Co., Ltd.
	Nov.	Established Channel Ginga Co., Ltd.
2008	Jan.	Established J:COM West Co., Ltd.
		Launched J:COM Earthquake Warning service.
		Made Kyoto Cable Communications Co., Ltd., a subsidiary.
	Feb.	Acquired cable TV Operations of Kobe City Development & Management Foundation

Five-Year Summary (U.S. GAAP)

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Yen in Millions				
	2003	2004	2005	2006	**2007**
Operating Results:					
Revenue					
Subscription fees					
Cable television	¥ 70,165	¥ 75,866	¥ 85,254	¥102,803	**¥123,071**
High-speed Internet	34,820	40,123	47,425	58,121	**66,558**
Telephony	18,230	24,837	30,699	35,591	**40,432**
Total subscription fees	123,215	140,826	163,378	196,515	**230,061**
Other	19,944	20,520	19,766	25,400	**34,447**
Total revenue	143,159	161,346	183,144	221,915	**264,508**
Operating costs and expenses					
Operating and programming costs	62,962	66,594	76,767	92,297	**104,748**
Selling, general and administrative	30,464	31,587	38,564	43,992	**52,722**
Stock compensation expense (*1)	120	—	—	—	**—**
Depreciation and amortization	36,411	40,573	43,338	54,044	**64,222**
Total operating costs and expenses	129,957	138,754	158,669	190,333	**221,692**
Operating income	13,202	22,592	24,475	31,582	**42,816**
Net income	5,351	10,821	19,333	24,481	**23,992**
OCF (EBITDA) (*2)	49,733	63,249	70,023	85,957	**107,178**
Capital expenditures	38,535	44,354	54,277	65,903	**65,281**
Purchased capital expenditures	32,478	31,793	38,405	48,460	**46,348**
Capital leases	6,057	12,561	15,872	17,442	**18,933**
Financial Position:					
Total assets	¥421,877	¥439,291	¥516,457	¥625,948	**¥680,416**
Total shareholders' equity	96,769	138,370	251,445	277,296	**330,009**
Interest-bearing debt (Gross)	255,401	231,529	185,127	242,075	**223,016**
Capital lease obligations	31,131	31,805	38,523	50,462	**55,864**
Interest-bearing debt (Net)	245,842	221,109	149,844	221,588	**200,126**
Cash Flows:					
Cash flows from operating activities	¥ 46,965	¥ 52,512	¥ 60,763	¥ 80,003	**¥ 95,226**
Cash flows from investing activities	(34,526)	(39,882)	(57,230)	(121,601)	**(52,728)**
Cash flows from financing activities	(12,199)	(9,996)	21,330	26,801	**(40,094)**
Free cash flows (*3)	8,430	8,158	6,486	14,101	**29,944**
Per Share Data:					
Net income—basic (yen)	¥ 1,214.25	¥ 2,221.47	¥ 3,178.95	¥ 3,844.83	**¥ 3,650.27**
Shareholders' equity (yen) (*4)	20,657.04	26,888.43	39,511.48	43,445.59	**48,195.11**
Ratios:					
OCF margin (%)	34.7	39.2	38.2	38.7	**40.5**
Return on equity (%) (*5)	6.8	9.2	9.9	9.3	**7.9**
Debt to OCF (times) (*6)	5.1	3.7	2.6	2.8	**2.1**
Debt to equity (times) (*6)	2.6	1.7	0.7	0.9	**0.7**

*1. Stock based compensation expense was presented separately through December 31, 2005. Due to the adoption of SFAS No. 123 (R), from the fiscal year ended December 31, 2006, the monetary amounts are no longer significant, and accordingly stock based compensation expense has been included in "programming and other operating costs" (¥95 million in the fiscal year ended December 31, 2006, and ¥35 million in the fiscal year ended December 31, 2007) and in "selling, general and administrative expenses" (¥237 million in the fiscal year ended December 31, 2006, and ¥105 million in the fiscal year ended December 31, 2007). In accordance with this presentation, stock based compensation expense of ¥84 million in the fiscal year ended December 31, 2004, and ¥2,210 million in the fiscal year ended December 31, 2005, is shown in programming and other expenses (¥24 million in the fiscal year ended December 31, 2004, and ¥634 million in the fiscal year ended December 31, 2005) and SG&A expenses (¥60 million in the fiscal year ended December 31, 2004, and ¥1,576 million in the fiscal year ended December 31, 2005).

*2. OCF = (Total revenue) – (Operating and programming costs) – (Selling, general and administrative) + (Stock compensation expense)

*3. Free cash flows = (Cash flows from operating activities) – (Purchased capital expenditures) – (Capital investments via capital leases)

*4. Based on the number of ordinary shares outstanding at the end of each fiscal year

*5. Return on equity (ROE)

*6. Debt is gross interest – bearing debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with the consolidated financial statements and associated notes.

Overview

We are currently the largest centrally managed multiple system operator ("MSO") of cable television, high-speed Internet and telephony services in Japan as measured by total customers, with approximately 2.7 million customers as of December 31, 2007. We offer our services through 20 consolidated system operators and 2 managed system operators, collectively our 22 managed franchises. In addition to our managed franchises, we also have controlling interests in two Internet service providers, @NetHome and Kansai Multimedia Service (KMS); J:COM Technology (TEC:J), a provider of installation, construction and maintenance services for cable television franchises; and J:COM Finance, which is responsible for managing the financing of the J:COM group. Through a merger with JTV Thematics on September 1, 2007, we also invest in and operate 17 premium channels that provide channel services to CATV, satellite and broadband operators. We also held non-controlling equity investments between 20% to 50% in nine other broadband-related entities, and we refer to these as our non-managed investments.

The following table summarizes our total group and total managed franchises.

As of December 31,	2006	2007
Consolidated Subsidiaries:		
System operators	23	20
Channel operators	—	5
Others	4	7
Total	27	32
Equity Method-Affiliates:		
Managed system operators	1	2
Channel operators	—	4
Others	4	5
Total	5	11
Total Group	32	43
Total Managed Franchises	24	22

Twenty-one of our managed franchises are clustered around three metropolitan areas of Japan, consisting of the Kanto region (which includes Tokyo), the Kansai region (which includes Osaka, Kobe and Kyoto) and the Kyushu region (which includes Fukuoka and Kita-Kyushu). In addition, we own and manage a local franchise in the Sapporo area of Japan that is not part of a cluster.

Each managed franchise consists of headend facilities receiving television programming from satellites, traditional terrestrial television broadcasters and other sources as well as a distribution network composed of a combination of optical fiber and coaxial cable, which transmits signals between the headend facility and the customer locations. Almost all of our cable networks are upgraded to two-way capability, with all of our cable homes passed served by a system with a bandwidth of at least 750 MHz. We provide our managed franchises with experienced personnel, operating and administrative services, sales and marketing, training, programming and equipment procurement assistance and other management services. Our managed franchises use our centralized customer management system to support sales, customer and technical services, customer call centers and billing and collection services.

The cable television industry in Japan historically has been characterized by a large number of small operators, many of which began as joint ventures between multiple parties, such as local companies, local governments and major trading and media companies. A major part of our business strategy has been to acquire interests in complementary franchises so that we can enjoy the economies of scale of a large MSO. In many cases, we have increased our ownership over time, initially acquiring only a non-controlling interest and later increasing our investment to create a consolidated subsidiary. Where possible, we have merged subsidiaries to achieve further economies of scale.

■ Profit Structure—Revenue

Subscription Fees

Our subscription fees consist of subscription fees from our cable television, high-speed Internet and telephony services. Subscription fees for our analog and digital cable television services include basic monthly subscription fees and additional fees for premium channels, other premium services and transaction-type services, such as pay-per-view and video-on-demand. Subscription fees related to our high-speed Internet service consist of monthly subscription fees and additional fees for available Internet options. Subscription fees also include revenue of our subsidiaries @NetHome and KMS for high-speed Internet services provided to our unconsolidated managed franchises and to third-party cable operators. Our telephony subscription fees consist of monthly line rental fees and additional per minute charges based on subscriber call volume, premium services, such as call waiting and caller ID, and call access charge revenue that we receive from other carriers for interconnecting their calls to our customers. For customers who subscribe to more than one of our network services, we charge a bundled service rate that is less than the aggregate price for individual network services.

We have continued to focus on increasing the number of our total customers and the number of service offerings to which each of our customers subscribes. We refer to each product unit that a customer subscribes as a revenue generating unit ("RGU"). Our subscription fees are influenced principally by the pace of our customer growth, which reflects the addition of new customers offset by the number of customers that disconnect one or more of our services. We refer to the pace of customer disconnects as "churn."

Our strategy is based on a Volume plus Value concept, as we intend to offer more features and benefits in each service standard package, which we believe differentiates us from our competitors as a true bundled service provider.

Cable Television. We believe that our basic service offering provides the most attractive programming within each genre at a price that is competitive with other providers of video content. The pace of cable television subscriber acquisition and churn rates are influenced by the value that prospective and current subscribers attribute to our services compared to services offered by our competitors. We offer analog and digital cable television services in all of our managed franchises. Our analog television service consists of approximately 45 channels of cable programming and analog terrestrial broadcasting and broadcast satellite channels, not including premium services. A typical channel lineup includes such popular channels in the Japanese market as *Movie Plus,* a top foreign movie channel, *LaLa TV,* a women's entertainment channel, *J SPORTS 1, J SPORTS 2* and *J Sports ESPN*, three popular sports channels, *Discovery Channel, Golf Network, Disney Channel* and *Animal Planet*, in addition to retransmission of analog terrestrial and satellite television broadcasts. At December 31, 2007, our digital television service includes approximately 66 channels of cable programming, digital terrestrial broadcasting and broadcast satellite channels, not including audio and data channels and premium services. The channel lineup for the digital service includes 21 HD channels. We provide our digital cable television subscribers video-on-demand and pay-per-view functionality, allowing those subscribers, generally for an additional fee, to receive programming that is not available to our analog cable television subscribers. In April 2006, we introduced to our digital cable television customers a digital video recording service that utilizes digital set-top boxes equipped with an internal hard disk drive capable of recording up to 20 hours of digital HD programming and the ability to record two programs in competing time slots. We also offer both analog and digital cable television subscribers optional subscriptions for an additional fee to premium channels, including movies, sports, horseracing and other special entertainment programming, either individually or in packages. We offer package discounts to customers who subscribe to bundles of our services. Our customers' ability to receive all video platforms—terrestrial digital, BS digital, CS channels, video-on-demand and pay-per-view—through one set-top box offers a value proposition not offered by our competitors. In addition to the services offered to our cable television subscribers, we also provide terrestrial broadcast retransmission services to more than 4.2 million additional households in our consolidated franchise areas as of December 31, 2007, including "compensation" households for which we receive upfront fees pursuant to long-term contracts to provide such retransmission services.

High-Speed Internet. The market for high-speed Internet services remains highly competitive and more price-sensitive than for video services. Consequently, our subscriber acquisition and churn rates for high-speed Internet services are influenced significantly by the price point for our service as compared to competing service offerings. We offer broadband Internet services in all of our managed franchises through @NetHome and KMS. These broadband Internet services offer downstream speeds of mainly either 30 Mbps or 8 Mbps. We offer the J:COM NET Hikari service for multiple dwelling units (MDUs) connected to our network by optical fiber cables. J:COM NET Hikari offers downstream speeds of up to 100 Mbps. In April 2007, we launched a very high-speed broadband Internet service for single-dwelling units, individual homes and smaller apartment buildings in the Kansai region that delivers downstream speeds of up to 160 Mbps.

Telephony. Similar to the market for high-speed Internet services, the market for telephony services is highly competitive and price-sensitive, for both basic monthly line rental fees and per-minute call volume charges. Consequently, our subscriber acquisition and service disconnect rates for telephony services are influenced significantly by the price point for our service as compared to competing service offerings. We offer telephony services over our own network in all of our consolidated franchise areas. Our headend facilities contain equipment that routes calls from the local network to telephony switches (a majority of which we own), which in turn transmit voice signals and other information over the network. We also utilize VoIP technology in certain franchise areas. We provide a single line to the majority of our telephony customers, most of whom are residential customers. We charge our telephony subscribers a fee for basic telephony service (together with charges for calls made) and offer additional premium services, including call-waiting, call-forwarding, caller identification and three-way calling, for a fee. In partnership with WILLCOM, Inc., a personal handphone system service provider in Japan, we offer a mobile phone service called J:COM MOBILE. J:COM MOBILE customers receive discounted phone service when bundled with our other telephone services, including free and discounted calling plans.

Bundled Services. The pace of growth of RGUs is directly influenced by the value that customers receive for subscribing for multiple services as compared to the subscription fees charged to obtain comparative services from multiple providers. Once a customer is connected to our network, we can efficiently expand

our service offerings to these customers and consequently are able to offer the additional services at highly competitive prices and at potentially lower customer acquisition costs than providing new customers with the same service.

Other Revenue

Our other revenue comprises revenue from channel services and other items. Our other revenue is influenced primarily by the pace of subscriber growth. In addition, because other revenue includes management fees and other charges to our unconsolidated managed franchises, it is also impacted by the aggregate number of subscribers.

Channel Services. We source our programming through multiple suppliers, including JTV Thematics. We acquired JTV Thematics on September 1, 2007, after it was spun-off from Jupiter TV. JTV Thematics invests in, develops, manages and distributes fee-based television programming. This acquisition enables us to bring key programming genres to the Japanese market and to promote the development of quality programming services. Through JTV Thematics, we develop, manage and distribute pay television services in Japan on a platform-neutral basis through various distribution infrastructures, principally cable and satellite service providers and, more recently, alternative broadband service providers using fiber-to-the-home (FTTH) and ADSL platforms. As of December 31, 2007, we owned 6 channels through consolidated subsidiaries and 12 channels through equity and cost method investments. Our majority owned primary channels are a foreign movie channel (*Movie Plus*), a golf channel (*Jupiter Golf Network*), a women's entertainment channel (*LaLa TV*) and a new channel that is planned to launch in April 2008 (*Channel Ginga*). Channels in which we hold investments include four sports channels owned by J SPORTS Broadcasting Corporation, which is a 33%-owned joint venture with Itochu Corporation and Sky Perfect Communications Inc., and others; Animal Planet Japan Co., Ltd., a one-third owned joint venture with Discovery Asia, Inc. and Worldwide America Investments, Inc.; *Discovery Japan*, Inc., through a 50%-owned joint venture with Discovery Asia, Inc.; AXN Japan, Inc., a 35%-owned joint venture with Sony Pictures Entertainment (Japan), Inc. We provide affiliate sales services and in some cases advertising sales and other services to channels in which we have an investment for a fee.

The market for multi-channel television services in Japan is highly complex with multiple cable systems, satellite platforms and alternative broadband service providers. Cable systems in Japan served approximately 22 million homes at December 31, 2007. A large percentage of these homes, however, are served by systems whose service principally consists of retransmitting free television services to homes whose reception of such broadcast signals has been blocked. Higher capacity systems and larger cable systems that offer a full complement of cable and broadcast channels, of which we are the largest in terms of the number of subscribers, served 6.5 million households as of December 31, 2007. The majority of channels in which we hold an interest are marketed to cable system operators as basic television services.

Each of the channels in which we have an interest, except for *Discovery HD*, is also offered on SkyPerfecTV, a digital satellite platform that delivers approximately 190 linear video channels (24 hours a day) a la carte and in an array of basic and premium packages, from two satellites operated by JSAT Corporation. Each of the channels, except for *Reality TV Japan* and *Discovery HD*, is also offered on e2 by SkyPerfecTV, another satellite platform in Japan that delivers approximately 70 linear channels (24 hours a day). The majority of channels in which we hold an interest are marketed to satellite subscribers as basic television services.

The distribution of multi-channel television services in Japan through alternative broadband platforms, such as FTTH and ADSL, is not yet widespread. The majority of channels in which Jupiter TV holds an interest are marketed to alternative broadband subscribers as basic television services.

Other Items:

- Installation charges for new customers;
- Fees paid to us by the owners of buildings that block terrestrial broadcast television signals for the construction and maintenance of networks to provide for the retransmission of these signals to households that would otherwise be unable to receive them;
- Commissions and fees received from affiliated and non-affiliated content providers;
- Sales of construction- and installation-related materials and labor, principally to our unconsolidated managed franchises;
- Sales of programming, principally to our unconsolidated managed franchises;
- Advertising revenue that we receive in connection with our cable television and high-speed Internet services; and
- Management fees that we charge to our unconsolidated managed franchises.

Operating Costs and Expenses

Operating and Programming Costs

Operating and programming costs include costs related to the operation, maintenance and technical support of our network as well as the costs to acquire programs and other content that we provide to customers and that we sell to our consolidated and unconsolidated managed franchises. Operating and programming costs also include amounts that we are charged by other telecommunications carriers related to interconnection charges to their network for our customers' calls and the operating expenses of our @NetHome and KMS subsidiaries associated with our high-speed Internet services. They also include the costs of labor and materials sold to our unconsolidated managed franchises associated with construction- and installation-related sales. Operating and programming costs are impacted primarily by the pace of subscriber growth in each of our service offerings and, additionally, by the volume of usage by our telephony service subscribers.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of wages, salaries and benefits paid to our in-house and contract employees and our sales and marketing personnel. Selling, general and administrative expenses also include promotion and commission expenses incurred in connection with the acquisition of new customers as well as our general operating overhead costs and expenses.

Depreciation and Amortization

Our depreciation and amortization expenses principally comprise depreciation of our investment in our network. We expect our depreciation expense to increase in future periods as a result of network assets to be acquired through potential acquisitions of additional franchises and capital investment for the integration, upgrade and expansion of the network of franchises that we may acquire.

Income Taxes

Each of the companies within our consolidated group is individually subject to Japanese national corporate tax, an inhabitant tax and a deductible enterprise tax on income, which in aggregate currently result in a maximum statutory income tax rate of approximately 41% for each company. Since 1995, many of the companies within our consolidated group have incurred operating losses for Japanese income tax purposes. We do not currently qualify for filing a consolidated tax return. As a result, certain portions of our consolidated group's net operating loss carryforwards may not be realizable as such loss carryforwards can only be used to offset taxable income in future periods of those members of our consolidated group that generated the net operating loss. The maximum period for net operating loss carryforwards for Japanese corporations was extended from five to seven years for tax losses incurred in fiscal years starting on or after April 1, 2001. Generally, the reduction of valuation allowance results in a deferred tax benefit in the year recognized. However, certain of our deferred tax assets were acquired in connection with past business combinations, and, when we recognize these deferred tax assets through reductions to our valuation allowances or when we realize them through the application of net operating loss carryforwards as a reduction of current tax expense, we will first be required to reduce goodwill and other intangibles, with any remaining amount reflected as a deferred tax benefit. As a result of not having consolidated group tax returns, our consolidated effective tax rate will vary from period to period based on the amount of taxable income generated by the individual members of our consolidated group and changes in the individual members' deferred taxes, including their available net operating loss carryforwards.

Operating Data

Franchise Revenue per Customer

One of the measures that we use to monitor our operations is franchise revenue per customer. Franchise revenue per customer is determined for any period as total revenue of our franchises, excluding revenue attributable to installation charges for new customers fees paid to us by building owners related to terrestrial blockage and certain other revenue, divided by the weighted-average number of connected customers during the period.

Churn Rate

Another measure that we use to monitor our operations is the rate at which subscribers disconnect from each of our three services. With respect to any service, we calculate the average monthly churn rate by dividing the number of disconnects from the service during a period by the monthly weighted-average number of subscribers during the same period, and then dividing by the number of months in that period. The churn rate for each service can be influenced by many factors. For example, the churn rate we experience from subscribers in rental MDUs is typically higher than that of subscribers in condominiums or single-dwelling units. Also, we typically experience seasonally high churn in the early part of the year as a result of the high number of Japanese company personnel relocations, which usually take place during March of each year. In addition, the churn rate experienced for each service is typically lower in homes subscribing to more than one service as a result of the bundled price offered for multiple service subscriptions and the increased loyalty of those customers.

Results of Operations

Fiscal Year Ended December 31, 2007 Compared to Fiscal Year Ended December 31, 2006

■ Overview

The following table sets forth the percentages of revenue that individual items in our consolidated statements of income constituted for the periods presented, period-over-period changes and additional operating information for our consolidated franchises.

	Yen in Millions					
	Twelve months ended December 31, 2006	As a % of revenue	**Twelve months ended December 31, 2007**	As a % of revenue	¥ Change	% Change
Revenue:						
Subscription fees	¥ 196,515	89%	**¥ 230,061**	**87%**	¥ 33,546	17%
Other	25,400	11%	**34,447**	**13%**	9,047	36%
	221,915	100%	**264,508**	**100%**	42,593	19%
Operating costs and expenses:						
Operating and programming costs, including stock-based compensation of ¥95 million in 2006 and ¥35 million in 2007	(92,297)	(42%)	**(104,748)**	**(40%)**	(12,451)	(14%)
Selling, general and administrative expenses, including stock-based compensation of ¥237 million in 2006 and ¥105 million in 2007	(43,992)	(20%)	**(52,722)**	**(20%)**	(8,730)	(20%)
Depreciation and amortization	(54,044)	(24%)	**(64,222)**	**(24%)**	(10,178)	(19%)
	(190,333)	(86%)	**(221,692)**	**(84%)**	(31,359)	(16%)
Operating income	31,582	14%	**42,816**	**16%**	11,234	36%
Interest expense, net	(3,522)	(1%)	**(4,276)**	**(1%)**	(754)	(21%)
Other income, net	253	*	**558**	*	305	120%
Equity in earnings of affiliates	371	*	**291**	*	(80)	(21%)
Minority interest in net income	(1,181)	(1%)	**(1,883)**	**(1%)**	(702)	(59%)
Income before income taxes	27,503	12%	**37,506**	**14%**	10,003	36%
Income tax expense	(3,022)	(1%)	**(13,514)**	**(5%)**	(10,492)	(347%)
Net income	¥ 24,481	11%	**¥ 23,992**	**9%**	¥ (489)	(2%)

Operating Data:

As of December 31,	2006	**2007**	Change	% Change
Number of homes passed:				
Cable television	9,206,100	**9,438,200**	232,100	3%
High-speed Internet	9,206,100	**9,438,200**	232,100	3%
Telephony	9,166,400	**9,415,300**	248,900	3%
Number of subscribers:				
Cable television	2,109,300	**2,188,000**	78,700	4%
High-speed Internet	1,108,800	**1,211,600**	102,800	9%
Telephony	1,119,900	**1,312,600**	192,700	17%
Total RGUs	4,338,000	**4,712,200**	374,200	9%
Number of digital cable television subscribers	1,088,900	**1,470,200**	381,300	35%
RGU gross connects during the year	905,300	**925,248**	19,948	2%
Number of customers connected	2,512,200	**2,659,100**	146,900	6%
Average RGU per customer	1.73	**1.77**	0.04	2%
Average franchise revenue per customer per month(1)	¥7,787	**¥7,687**	¥(100)	(1%)

* Less than 1.0% of total revenue or percentage change not considered meaningful.

(1) ARPU per customer connected is calculated as follows: average total revenue of our consolidated franchises (excluding installation, commission, advertising, poor reception and other revenues) for the period divided by the weighted-average number of connected customers during the period.

In the following discussion, we quantify the impact of acquisitions on our results of operations. The acquisition impact represents our estimate of the difference between the operating results of the periods under comparison that is attributable to the timing of an acquisition. In general, we base our estimate of the acquisition impact on an acquired entity's operating results during the first three months following the acquisition date such that changes from those operating results in subsequent periods are considered to be organic changes. Included as acquisitions in the below discussion are the April 2006 acquisition of Sakura Cable TV Co., Ltd.; the August 2006 acquisition of Cable Net Shimonoseki Co., Ltd.; the September 2006 acquisition of Cable West Inc. and related companies; the July 2007 acquisition of Jupiter Visual Communications Co., Ltd.; and the September 2007 merger with JTV Thematics.

Revenue

Total revenue increased by ¥42,593 million, or 19%, from ¥221,915 million for the year ended December 31, 2006 to ¥264,508 million for the year ended December 31, 2007. This increase includes ¥22,580 million that is attributable to the aggregate impact of acquisitions. Excluding the effects of these acquisitions total revenue increased by ¥20,013 million, or 9%.

Subscription Fees

Subscription fees increased by ¥33,546 million, or 17%, from ¥196,515 million for the year ended December 31, 2006 to ¥230,061 million for the year ended December 31, 2007. This increase includes ¥16,307 million that is attributable to the aggregate impact of acquisitions. Excluding the impact of acquisitions, subscription fees increased by ¥17,239 million, or 9%. Cable television subscription fees increased by ¥20,268 million, or 20%, from ¥102,803 million for the year ended December 31, 2006 to ¥123,071 million for the year ended December 31, 2007. The 20% increase in cable television subscription revenue was due to 8% organic growth in subscription fees and the increasing proportion of cable television subscribers who subscribe to our digital service, for which we charge a higher fee compared to the analog service. As of December 31, 2007, 67% of cable television subscribers were receiving our digital service, compared to 52% as of December 31, 2006. High-speed Internet subscription fees increased by ¥8,437 million, or 15%, from ¥58,121 million for the year ended December 31, 2006 to ¥66,558 million for the year ended December 31, 2007. The 15% increase in high-speed Internet subscription revenue was primarily attributable to organic growth in subscription fees of 8% offset by product bundling discounts. Telephony subscription fees increased by ¥4,841 million, or 14%, from ¥35,591 million for the year ended December 31, 2006 to ¥40,432 million for the year ended December 31, 2007. The 14% increase in telephony subscription revenue was attributable to 12% organic growth in subscription fees that was offset by a decrease in telephony ARPU.

Other Revenue

Other revenue increased by ¥9,047 million, or 36%, from ¥25,400 million for the year ended December 31, 2006 to ¥34,447 million for the year ended December 31, 2007. The effect of acquisitions accounted for ¥6,273 million, or 69% of such other revenue increase. Excluding the impact of acquisitions, other revenue increased by ¥2,774 million, or 11%, with the increase primarily related to individually insignificant increases in various revenue categories. Other revenue includes poor reception compensation, construction, installation, advertising, program production, commission and other fees as well as charges and sales made to our unconsolidated managed franchises for management, programming, construction materials and other services.

Operating Costs and Expenses

Operating and Programming Costs

Operating and programming costs increased by ¥12,451 million, or 14%, from ¥92,297 million for the year ended December 31, 2006 to ¥104,748 million for the year ended December 31, 2007. This increase includes ¥7,755 million that is attributable to the aggregate impact of acquisitions. Excluding the impact of acquisitions, operating and programming costs increased by ¥4,696 million, or 5%. This increase was primarily attributable to costs directly related to growth of our subscriber base of ¥17,239 million. Increases in labor and related costs, network and maintenance costs, and other individually insignificant items also contributed to the increase.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥8,730 million, or 20%, from ¥43,992 million for the year ended December 31, 2006 to ¥52,722 million for the year ended December 31, 2007. This increase includes ¥6,665 million that is attributable to the aggregate impact of acquisitions. Excluding the impact of acquisitions, selling, general and administrative expenses increased by ¥2,065 million, or 5%. This increase is primarily attributable to higher labor and employee-related costs.

Depreciation and Amortization

Depreciation and amortization expenses increased by ¥10,178 million, or 19%, from ¥54,044 million for the year ended December 31, 2006 to ¥64,222 million for the year ended December 31, 2007. This increase includes ¥6,698 million that is attributable to the aggregate impact of acquisitions. Excluding the impact of acquisitions, the increase is primarily attributable to additions to fixed assets related to the installation of services to new customers.

Interest Expense, Net

Interest expense, net increased by ¥754 million, or 21%, from ¥3,522 million for the year ended December 31, 2006 to ¥4,276 million for the year ended December 31, 2007. The

increase is primarily due to ¥52,000 million of additional borrowings related to the acquisition of Cable West in September 2006.

Other Income, Net

Other income, net increased by ¥305 million, from ¥253 million for the year ended December 31, 2006 to ¥558 million for the year ended December 31, 2007. The increase primarily consists of various insignificant miscellaneous transactions.

Equity in Earnings of Affiliates

Equity in earnings of affiliates decreased by ¥80 million, or 21%, from ¥371 million for the year ended December 31, 2006 to ¥291 million for the year ended December 31, 2007. This decrease was attributable to reduced earnings from remaining affiliates for the year ended December 31, 2007.

Minority Interest in Net Income

Minority interest in net income increased by ¥702 million, from ¥1,181 million for the year ended December 31, 2006 to ¥1,883 million for the year ended December 31, 2007.

Income Tax Expense

Income tax expense increased by ¥10,492 million, or 347%, from ¥3,022 million for the year ended December 31, 2006 to ¥13,514 million for the year ended December 31, 2007. The income tax expense of ¥13,514 million in the year ended December 31, 2007 included ¥2,707 million of net deferred tax benefit recognized as a result of the reversal of valuation allowances for certain franchises we believe the related deferred tax assets will be realizable in future years. The year ended December 31, 2006 included a net deferred tax benefit of ¥4,748 million. This remaining increase was primarily related to the increase in income before income taxes.

Net Income

Net income decreased by ¥489 million, or 2%, from ¥24,481 million for the year ended December 31, 2006 to ¥23,992 million for the year ended December 31, 2007 for the reasons set forth above.

Operating Data

Average Franchise Revenue per Customer per Month

Total customers connected increased by 146,900, or 6%, from 2,512,200 as of December 31, 2006 to 2,659,100 as of December 31, 2007. The number of services subscribed by each of our connected customers remained relatively consistent at 1.73 and 1.77 services at December 31, 2006 and 2007, respectively, primarily due to increases from existing systems offset by lower amounts from recently acquired companies. The average monthly franchise revenue per customer per month was ¥7,687 per customer per month for the year ended December 31, 2007. Excluding Cable West, it increased from ¥7,787 per customer per month for the year ended December 31, 2006 to ¥7,946 per customer per month for the year ended December 31, 2007.

Churn Rate

The average monthly churn rates for our cable television, high-speed Internet and telephony services averaged 1.1%, 1.3% and 0.8%, respectively, for the year ended December 31, 2006 compared to 1.0%, 1.3% and 0.7%, respectively, for the year ended December 31, 2007.

Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity for working capital, capital expenditures and investments are cash provided from operations and borrowings available under our loan facilities.

We have typically financed the purchase of cable television home terminals and other customer premise equipment using capital leases. As of December 31, 2007, the obligations under outstanding capital leases aggregated ¥55,864 million. We also had term loans outstanding as of December 31, 2007 from the Development Bank of Japan (DBJ) of ¥18,301 million, of which ¥14,287 million is interest-free loans. The term of these DBJ loans range from 1 year to 12 years.

We believe that our current sources of liquidity are sufficient to meet our needs through 2008. However, in the event major investment or acquisition opportunities were to arise, we might be required to seek additional debt or capital in order to consummate such transactions.

Cash Flows

For the year ended December 31, 2007, our cash and cash equivalents increased by ¥2,404 million, from ¥20,486 million to ¥22,890 million, primarily as a result of cash provided by operating activities, offset by cash used for capital expenditures, payment of long-term debt and capital lease obligations.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was ¥95,226 million for the year ended December 31, 2007, compared to ¥80,003 million for the year ended December 31, 2006, or an increase of ¥15,223 million, or 19%. The increase was primarily the result of a ¥21,220 million increase in revenue less selling, general and administrative and operating expenses (exclusive of stock-based compensation and depreciation and amortization).

Net Cash Used in Investing Activities

Net cash used in investing activities was ¥52,728 million for the year ended December 31, 2007, compared to ¥121,601 million for the year ended December 31, 2006, or a decrease of ¥68,873 million, primarily due to a ¥56,771 million decrease in acquisition of new subsidiaries, net of cash acquired.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was ¥40,094 million for the year ended December 31, 2007 and net cash provided by financing activities was ¥26,801 million for the year ended December 31, 2006. Net cash used in financing activities for the year ended December 31, 2007 consisted of ¥24,751 million net payments of short-term loans and long-term debt, ¥15,689 million of principle payments under capital lease obligations and ¥7,520 million repurchase of our common stock, offset by ¥2,973 million of proceeds from issuance of common stock and ¥4,893 million from other financing activities, net.

Factors Affecting Future Sources of Liquidity

Our future sources of working capital and liquidity depend upon a number of factors, including the following:

- the amount of cash provided by operating activities, which will primarily be affected by our ability to generate operating income;
- the quality of our credit and our credit ratings, which will impact our borrowing costs and our ability to raise additional funds;
- the general interest rate environment and our ability to reduce our indebtedness through the application of operating cash flow, thereby increasing future borrowing availability under our syndicated loan facility; and
- future market conditions for the issuance of our debt and equity securities.

Capital Expenditures

Capital expenditures, including capital lease additions, decreased by ¥622 million, or 1%, from ¥65,903 million for the year ended December 31, 2006 to ¥65,281 million for the year ended December 31, 2007. As a percentage of revenue, capital expenditures were approximately 30% and 25% in 2006 and 2007, respectively.

Contractual Commitments

Our principal outstanding contractual obligations relate to our short-term loans, long-term debt under our term loans, capital leases, non-cancellable operating leases and certain equipment financing contracts and other obligations. The following table summarizes our contractual cash obligations as of December 31, 2007 for the periods indicated.

	Yen in Millions						
	Total	2008	2009	2010	2011	2012	Thereafter
Short-term loans	¥ 2,625	¥ 2,625	¥ —	¥ —	¥ —	¥ —	¥ —
Long-term debt (excluding interest)	164,527	21,308	21,071	20,910	18,708	10,128	72,402
Capital leases	55,864	14,619	13,239	11,606	8,404	5,330	2,666
Non-cancellable operating leases	7,588	2,991	1,069	952	692	481	1,403
Non-cancellable purchase commitments	4,826	2,178	1,194	982	236	236	—
Total contractual cash obligations	¥235,430	¥43,721	¥36,573	¥34,450	¥28,040	¥16,175	¥76,471
Projected cash interest payments on debt and capital lease obligations*	¥ 14,433	¥ 3,956	¥ 3,412	¥ 2,752	¥ 2,113	¥ 1,560	¥ 690

* Based on interest rates and contractual maturities in effect on December 31, 2007

Contingent Liabilities and Off-Balance Sheet Transactions

We do not presently have any material contingent liabilities or off-balance sheet transactions.

Interest Rates

Our primary market risk exposure consists of risk related to changes in interest rates related to our variable rate debt. We utilize interest rate swap agreements to hedge a portion of this risk. We do not use derivative instruments for speculative or trading purposes.

At December 31, 2007, ¥107,926 million, or 65%, of the total outstanding short-term loans and long-term debt has variable rates and is sensitive to changes in market interest rates. The Company has in place interest rate swap agreements for ¥85,295 million, or 79%, of all variable rate debt, which effectively converts such portions of our Japanese yen LIBOR-indexed and TIBOR-indexed debt to fixed rate debt and limits our exposure to changes in market rates. Taking the interest rate swap agreements into account, a 1% increase in the market average would result in an increase in our annual interest expense of approximately ¥226 million. This amount is determined by considering the impact of hypothetical interest rates on our borrowing cost but does not consider all the effects of the reduced level of overall economic activity that could exist in such an environment.

Critical Accounting Policies, Judgments and Estimates

The preparation of the consolidated financial statements required us to make estimates and assumptions that affected the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from those estimates under different assumptions or conditions. Critical accounting policies are defined as those policies that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe our judgments and related estimates associated with the evaluation for impairment of long-lived and indefinite-lived assets, fair value of acquisition-related assets and liabilities, capitalization of construction and installation costs, and income tax accounting to be critical in the preparation of our consolidated financial statements. These accounting estimates or assumptions are critical because of the levels of judgment necessary to account for matters that are inherently uncertain or highly susceptible to change. For a summary of all of our significant accounting policies, see Note 1 to Consolidated Financial Statements.

Evaluation for Impairment of Long-Lived and Indefinite-Lived Assets

The net carrying value of our property and equipment, intangible asset and goodwill (collectively, long-lived assets) comprised 89% and 87% of our total assets at December 31, 2006 and December 31, 2007, respectively. Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we are required to assess the recoverability of our long-lived assets.

We evaluate property and equipment for potential impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In the event that these periodic assessments reflect that the carrying amount of property and equipment exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the property and equipment, we would recognize an impairment loss to the extent the carrying amount exceeded the estimated fair value of the property and equipment. The estimate of expected future net cash flows is inherently uncertain and relies on subjective assumptions dependent upon future and current market conditions and events that affect the ultimate value of the property and equipment.

The net carrying value of our goodwill is also significant. We are required on an annual basis to assess unamortized goodwill for impairment in accordance with the provisions of SFAS No. 142, which is a two-step process. The first step requires that we identify our reporting units and then determine the fair value for each individual reporting unit. We then compare the fair value of each reporting unit to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds the fair value, we perform the next step of the impairment test. The next step requires us to compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of the assets and liabilities, including those assets previously not recognized. If the implied fair value of a reporting unit's goodwill is less than the carrying value, an impairment loss would be recorded. We determine fair market value based on estimated discounted future cash flows, using reasonable and appropriate assumptions that are consistent with our internal forecasts. Our assumptions also include other factors, such as penetration rates for our different services (cable television, high-speed Internet and telephony), expected operating margins and capital expenditures. Considerable management judgment is necessary to estimate future cash flows, including those relating to the timing and amount of future cash flows and the discount rate used in the calculation.

We did not record any impairment losses for the years ended December 31, 2006 and 2007. As noted above, the valuations involve considerable management judgment. However, our estimate of future cash flows, based on our assumptions, is subject to revision as our assessment of market conditions changes. If we determine it is necessary to recognize a material impairment in future periods, our financial condition and results of operations could be adversely affected.

Fair Value of Acquisition-Related Assets and Liabilities

We allocate the purchase price of acquired companies or acquisitions of minority interests of a subsidiary to the identifiable assets acquired and liabilities assumed based on their estimated fair values. In determining fair value, management is required to make estimates and assumptions that affect the recorded amounts. To assist in this process, third party valuation specialists generally are engaged to value certain of these assets and liabilities. Estimates used in valuing acquired assets and liabilities include, but are not limited to, expected future cash flows, market comparables and appropriate discount rates. Management's estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain.

Capitalization of Construction and Installation Costs

In accordance with SFAS No. 51, Financial Reporting by Cable Television Companies, we capitalize costs associated with the construction of new cable transmission and distribution facilities and the installation of new cable services. Capitalized construction and installation costs include materials, labor and applicable overhead costs. Installation activities that are capitalized include (i) the initial connection (or drop) from our cable system to a customer location, (ii) the replacement of

a drop and (iii) the installation of equipment for additional services, such as digital cable, telephone or broadband Internet service. The costs of other customer-facing activities, such as reconnecting customer locations where a drop already exists, disconnecting customer locations and repairing or maintaining drops, are expensed. Significant judgment is involved in the determination of the nature and amount of internal costs to be capitalized with respect to construction and installation activities.

Derivative Instruments

We use certain derivative financial instruments to manage our foreign currency and interest rate exposure. We may enter into forward contracts to reduce our exposure to short-term (generally not more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than Japanese yen. We use interest rate derivative instruments, such as interest rate swaps, to manage interest costs to achieve an overall desired mix of fixed and variable rate debt. As a matter of policy, we do not enter into derivative contracts for trading or speculative purposes.

We account for our derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of SFAS No. 133. SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. The ineffective portion of all hedges is recognized in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings.

We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We discontinue hedge accounting prospectively when (i) it is determined that the derivative is no longer effective in offsetting changes in the fair value of cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; (iii) it is determined that the forecasted hedged transaction will no longer occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) management determines that the designation of the derivative as a hedge instrument is no longer appropriate. Ongoing assessments of effectiveness are made every three months.

We had several outstanding forward contracts with a commercial bank to hedge foreign currency exposures related to U.S. dollar denominated equipment purchases and other firm commitments. As of December 31, 2006 and 2007, such forward contracts had an aggregate notional amount of ¥1,399,163 thousand and ¥708,328 thousand,respectively, and expire on various dates through January 2009. These forward contracts have not been designated as accounting hedges. However, we believe such forward contracts are closely related with the firm commitments designated in U.S. dollars, thus managing associated currency risk.

We also had several outstanding forward contracts with a commercial bank to hedge foreign currency exposures related to U.S. dollar denominated firm commitments. As of December 31, 2006, we did not have such outstanding forward contracts, but as of December 31, 2007, such forward contracts had an aggregate notional amount of ¥1,772 million and expire on various dates through October 2010. We also had several interest rate swap agreements to manage variable rate debt. These interest rate exchange agreements effectively fix the TIBOR and Japanese yen LIBOR components of variable interest rates on borrowings of ¥85,295 million that matures between June 2009 and October 2013. These forward contracts and interest rate exchange agreements are designated and documented as cash flow hedging instruments.

Income Tax Accounting

We are required to estimate the amount of tax payable or refundable for the current year and the deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards, using enacted tax rates in effect for each taxing jurisdiction in which we operate for the year in which those temporary differences are expected to be recovered or settled. This process requires our management to make assessments regarding the timing and probability of the ultimate tax impact of such items.

Net deferred tax assets are reduced by a valuation allowance if we believe it more-likely-than-not such net deferred tax assets will not be realized. Establishing a tax valuation allowance requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. At December 31, 2007, the valuation allowance provided against deferred tax assets was ¥1,849 million. Actual income taxes could vary from these estimates due to future changes in the

income tax law in the jurisdictions in which we operate, our inability to generate sufficient future taxable income, differences between estimated and actual results or unpredicted results from the final determination of each year's liability by taxing authorities. Any of such factors could have a material effect on our current and deferred tax position as reported in the accompanying consolidated financial statements. A high degree of judgment is required to assess the impact of possible future outcomes on our current and deferred tax positions. For additional information, see Note 8 to Consolidated Financial Statements.

■ Recent Accounting Pronouncements

See Note 1, section 3 (u) "Accounting Changes and Recent Accounting Pronouncements," to Consolidated Financial Statements.

Business Risks

In its business activities, the J:COM Group faces risks that could materially impact investment decisions. Certain of these risks are outlined below. However, the following risks do not include all of the risks faced by the Group; the Group faces other risks in addition to those outlined below. The Group is doing everything reasonable to avoid these types of risks.

Unless otherwise clearly stated, the forward-looking statements in this section are the Group's judgments, targets, and forecasts based on assumptions and hypotheses as of March 27, 2008; the statements are not guarantees that the future will unfold exactly as forecast.

■ Potential Risks within the J:COM Group

Subscriber Acquisition Strategy

The Company's cable TV subscribers are broadly classified into those living in detached housing and those living in multiple dwelling units (MDUs). Residents of MDUs account for more than half of the Company's existing customers and potential customers.

The Group is working to acquire connection contracts for new MDUs, but if competing technology is used in new MDUs, it is possible that the Group will not be able to acquire the residents of those MDUs as subscribers. In addition, due to such factors as changes in existing relationships with owners of rental-purpose MDUs, it is possible that the Group will lose existing subscribers. As a result, the Group's financial condition and operating results could be affected.

Securing Sales Representatives

The Group is transitioning from contract sales representatives to directly employed sales representatives. However, in the event that sales representatives cannot be effectively secured or trained, it is possible that the Group will not be able to implement efficient marketing activities as planned and that the Group will lose existing subscribers and potential subscribers. As a result, the Group's financial condition and operating results could be affected.

Additional Network Investment

Against a background of rapid growth in network technology and in the markets served by the Group, J:COM faces a continuing need to enhance the capabilities and reliability of its networks. However, it is possible that the service content provided by the Group could become obsolete due to rapid technological innovation.

Also, it is possible that the Group might not be able to acquire the funds, equipment, or regulatory approval needed to improve or extend its networks. As a result, the Group's competitiveness could decline and there could be a major effect on the Group's operations.

Fluctuations in the Group's Consolidated Performance

Fixed costs and variable costs arising in advance of revenues account for a large share of the Group's expenses. Therefore, it is possible that timing differences in the recognition of revenue and expenses could result in substantial fluctuations in quarterly performance. In the event that this situation cannot be handled appropriately, the ability of the Group to conduct its operations efficiently could be affected.

Compliance Risks

The Information Security Committee, which reports directly to the president, meets periodically, and the Group has formulated security issue countermeasures for all systems.

In regard to initiatives in the area of protecting personal information, Privacy Mark certification has been received at nearly all Group companies. Moreover, the Group has established a system to monitor the networks of each Group company to enable quick responses to problems. However, in the event that there is a leak of personal information despite these measures, there could be an adverse influence, in various ways, on the Group's results.

■ Transaction Risks

Cable TV Programs

The Group procures content for its cable TV services from third parties. In cases such as those described below, the Group could encounter difficulties in obtaining attractive content and, as a result, could lose existing subscribers as well as potential subscribers. As a result, the Group's financial condition and operating results could be affected.

- A positive relationship with a company that supplies programs, including competitors, ends.
- A content provider cannot adequately discharge its obligation to supply content and the Group is unable to procure programs from another supplier.
- Programs can be procured but not at reasonable prices.

Network Infrastructure

To establish networks that connect managed companies, the Group, except when it does its own construction, must lease optical fiber cables from other companies, such as the NTT Group and regional electric power companies. However, in certain situations, such as if the Group is unable to renew contracts with third parties concerning the use of such facilities as telephone poles or optical fiber cables, service to the Group's customers could be interrupted and a substantial cost burden could be incurred from the building of an alternate network. As a result, the Group's financial condition and operating results could be affected.

Outside Suppliers

In general, the Group sources the hardware necessary to provide its existing and new services from multiple equipment suppliers. If the suppliers of this hardware fail to deliver the equipment on schedule or manufacture defective equipment, the Group's cable TV service subscription revenues could decline and the Group's reputation could be damaged. As a result, the Group's financial condition and operating results could be affected.

■ Market and Competitive Relationships

Competition among Companies

As a result of intensified competition in the markets for cable TV, high-speed Internet access, and telephony services, there could be an increase in cancellations by existing subscribers and a slowing in the acquisition of new subscribers, leading to greater price competition. As a result, the Group's financial condition and operating results could be affected.

Market Growth Potential

The cable TV and high-speed Internet service access markets have exhibited steady growth in recent years, but there were signs in the fiscal year under review that the growth rates of these markets are slowing.

The Group will continue working to implement its growth strategies. However, due to various factors, the Group might not be able to maintain the current growth rate or might not grow at all. A slowdown in the growth of these markets or a contraction in demand could have a substantial adverse impact on the Group's financial condition and operating results.

Company Acquisitions to Expand Operations

As one of its future growth strategies, the Group plans to continue to acquire companies offering cable TV or broadband services and to make them Group companies. However, if new company acquisitions are restricted, due to a range of possible factors, the Group's financial condition and operating results could be affected.

Also, in the event that revenues and profits following the acquisition substantially fall below the plans at the time of the acquisition, it could be necessary to record impairment of goodwill, etc., and, as a result, the Group's financial condition and operating results could be affected.

■ Legal Risks

Government Regulations

The Group's operations in Japan are subject to many laws and regulations. If the Group does not comply with the applicable rules and regulations or the terms of licensing, its authorization and registration could be revoked, and the Group could be forced to suspend or cease its operations. Also, in the future, there could be difficulties in the acquisition of approvals, registrations, or notifications.

Furthermore, in the event that new regulations are passed in the future, the Group's provision of services could be impacted and the Group's operating costs could increase in response to that impact. As a result, the Group's financial condition and operating results could be affected.

Legal Revisions

Due to changes in laws or regulations or in their interpretation or enforcement by the Ministry of Internal Affairs and Communications (MIC), the entry of new competitors could be promoted, and the Group's competitiveness could be adversely affected. Further, in December 2007 MIC announced a policy of unifying six communications and broadcasting related laws into the provisionally named Information Communications Law, with enforcement scheduled for 2011. The Group cannot rule out the possibility that future revisions of the Cable Television Broadcast Law, the Telecommunications Business Law, and the Law Concerning Broadcast on Telecommunications Service, as well as relevant ministry ordinances and other rules and regulations, could limit the Group's operations. Such amendments could affect the Group's financial condition and operating results.

■ Risks from man-made or Natural Disasters

The services provided by the Group could be disrupted by natural disasters, such as fires, earthquakes, or floods; by equipment failure caused by such disasters; and by electric power blackouts. In addition, the Group's services could be cut off due to network software defects, unauthorized access, computer viruses, and the severance of cables as well as by accidents caused by third parties or the actions of third parties.

The Group strives to maintain back-up systems for its networks and hosting facilities, but in cases when technical infrastructure of the Group or the Group's service providers is damaged, the Group's operating activities could be halted. The fallout from these kinds of events could erode confidence in the Group and have a material impact on the Group's financial condition and operating results.

Consolidated Balance Sheets

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Yen in Millions	
	2006	**2007**
ASSETS		
Current assets:		
Cash and cash equivalents	¥ 20,486	**¥ 22,890**
Accounts receivable, less allowance for doubtful accounts of ¥378 million in 2006 and ¥356 million in 2007	13,867	**12,842**
Deferred tax assets (Note 8)	11,877	**11,738**
Prepaid expenses and other current assets	4,669	**5,164**
Total current assets	50,899	**52,634**
Investments:		
Investments in affiliates (Notes 3 and 5)	2,469	**19,502**
Investments in other securities, at cost	801	**2,139**
	3,270	**21,641**
Property and equipment, at cost (Notes 5 and 7):		
Land	2,845	**2,789**
Distribution system and equipment	480,363	**523,599**
Support equipment and buildings	32,554	**39,148**
	515,762	**565,536**
Less accumulated depreciation	(180,594)	**(228,341)**
	335,168	**337,195**
Other assets:		
Goodwill (Notes 2 and 4)	202,267	**221,493**
Intangible assets, net (Note 4)	21,181	**32,862**
Deferred tax assets (Note 8)	5,629	**4,423**
Other	7,534	**10,168**
	236,611	**268,946**
Total assets	¥ 625,948	**¥ 680,416**

	Yen in Millions	
	2006	**2007**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term loans (Note 6)	¥ 2,000	**¥ 2,625**
Long-term debt—current portion (Notes 6 and 12)	16,158	**21,308**
Capital lease obligations—current portion (Notes 5 and 7):		
Related parties	10,893	**11,671**
Other	1,988	**2,947**
Accounts payable	26,166	**24,279**
Deposit from affiliate (Note 5)	—	**3,536**
Deferred revenue—current portion (Note 1)	4,862	**6,088**
Income tax payable	3,411	**7,082**
Accrued expenses and other liabilities	5,424	**6,236**
Total current liabilities	70,902	**85,772**
Long-term debt, less current portion (Notes 6 and 12)	173,455	**143,219**
Capital lease obligations, less current portion (Notes 5 and 7):		
Related parties	30,595	**34,335**
Other	6,986	**6,911**
Deferred revenue (Note 1)	55,044	**54,708**
Redeemable preferred stock of consolidated subsidiary (Note 10)	500	**500**
Deferred tax liabilities (Note 8)	4,604	**12,643**
Other liabilities (Notes 8 and 9)	2,516	**6,920**
Total liabilities	344,602	**345,008**
Commitments and contingencies (Note 14)		
Minority interests	4,050	**5,399**
Shareholders' equity (Note 11):		
Ordinary shares no par value	115,232	**116,734**
Authorized 15,000,000 shares: issued 6,382,611.74 shares at December 31, 2006 and 6,927,357.74 shares at December 31, 2007		
Additional paid-in capital	196,335	**231,493**
Accumulated deficit	(34,071)	**(10,079)**
Treasury stock at cost: 0.74 shares at December 31, 2006 and 80,000.74 shares at December 31, 2007	(0)	**(7,520)**
Accumulated other comprehensive loss	(200)	**(619)**
Total shareholders' equity	277,296	**330,009**
Total liabilities and shareholders' equity	¥625,948	**¥680,416**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Yen in Millions, except share and per share amounts	
	2006	2007
Revenue (Note 5):		
Subscription fees	¥ 196,515	¥ 230,061
Other	25,400	34,447
	221,915	264,508
Operating costs and expenses:		
Operating and programming (other than depreciation and amortization) (including stock-based compensation of ¥95 million in 2006 and ¥35 million in 2007) (Notes 1, 5, and 11)	(92,297)	(104,748)
Selling, general and administrative (including stock-based compensation of ¥237 million in 2006 and ¥105 million in 2007) (Notes 1, 5, and 11)	(43,992)	(52,722)
Depreciation and amortization (Note 1)	(54,044)	(64,222)
	(190,333)	(221,692)
Operating income	31,582	42,816
Other income (expense):		
Interest expense, net:		
Related parties (Note 5)	(1,109)	(1,332)
Other	(2,413)	(2,944)
Equity in earnings of affiliates (inclusive of stock compensation expense of ¥2 million in 2006 and ¥1 million in 2007) (Notes 1, 3, and 11)	371	291
Other income, net	253	558
Income before minority interest and income taxes	28,684	39,389
Minority interest in net income of consolidated subsidiaries	(1,181)	(1,883)
Income before income taxes	27,503	37,506
Income tax expense (Note 8)	(3,022)	(13,514)
Net income	¥ 24,481	¥ 23,992
Net income per share:		
Basic	¥ 3,845	¥ 3,650
Diluted	¥ 3,838	¥ 3,639
Weighted average number of shares outstanding:		
Basic	6,367,220	6,572,638
Diluted	6,378,001	6,593,130

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Yen in Millions, except per share amounts					
	Ordinary Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balance at January 1, 2006	¥ 114,481	¥ 195,219	¥ (58,353)	¥ 98	¥ (0)	¥ 251,445
Net income	—	—	24,481	—	—	24,481
Other comprehensive loss, net of taxes	—	—	—	(298)	—	(298)
Stock-based compensation (Notes 1 and 11)	—	334	—	—	—	334
Ordinary shares issued upon exercise of stock options	751	782	—	—	—	1,533
Repurchase of common stock	—	—	—	—	(0)	(0)
Unrecognized loss of acquired companies	—	—	(199)	—	—	(199)
Balance at December 31, 2006	¥ 115,232	¥ 196,335	¥ (34,071)	¥ (200)	¥ (0)	¥ 277,296
Net income	—	—	**23,992**	—	—	**23,992**
Other comprehensive loss, net of taxes	—	—	—	**(419)**	—	**(419)**
Stock-based compensation (Notes 1 and 11)	—	**141**	—	—	—	**141**
Ordinary shares issued upon exercise of stock options	**1,502**	**1,470**	—	—	—	**2,972**
Repurchase of common stock	—	—	—	—	**(7,520)**	**(7,520)**
Issuance of common stock in connection with acquisition (Note 2)	—	**33,547**	—	—	—	**33,547**
Balance at December 31, 2007	**¥116,734**	**¥231,493**	**¥(10,079)**	**¥(619)**	**¥(7,520)**	**¥330,009**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Yen in Millions	
	2006	**2007**
Net income	¥24,481	**¥23,992**
Other comprehensive income (loss), net of taxes (Note 1):		
Unrealized loss on cash flow hedge	(311)	**(416)**
Reclassification adjustments for loss (income) on cash flow hedges included in net income	13	**(3)**
Other comprehensive loss, net of taxes	(298)	**(419)**
Comprehensive income	¥24,183	**¥23,573**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Yen in Millions	
	2006	2007
Cash flows from operating activities:		
Net income	¥ 24,481	**¥ 23,992**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	54,044	**64,222**
Equity in earnings of affiliates	(371)	**(291)**
Minority interest in net income of consolidated subsidiaries	1,181	**1,883**
Stock-based compensation expense	332	**140**
Deferred income tax (benefit) expense	(1,328)	**1,657**
Changes in operating assets and liabilities, excluding effects of business combinations:		
Decrease in accounts receivable, net	436	**2,477**
(Increase) decrease in prepaid expenses and other current assets	(674)	**214**
Decrease (increase) in other assets	1,102	**(2,478)**
Increase in accounts payable	864	**412**
Increase in accrued expenses and other liabilities	2,501	**2,834**
(Increase) decrease in deferred revenue	(2,565)	**164**
Net cash provided by operating activities	80,003	**95,226**
Cash flows from investing activities:		
Capital expended for property and equipment	(48,460)	**(46,348)**
Cash paid in connection with acquisitions, net of cash acquired	(56,137)	**634**
Acquisition of minority interest in consolidated subsidiaries	(17,587)	**(2,543)**
Investments in related party	—	**(1,138)**
Loans to related parties	—	**(5,166)**
Principal repayment received from related party	—	**1,350**
Other investing activities, net	583	**483**
Net cash used in investing activities	(121,601)	**(52,728)**
Cash flows from financing activities:		
Proceeds from issuance of common stock	1,533	**2,973**
Purchase of common stock	(0)	**(7,520)**
Net increase in short-term loans	93	**335**
Borrowings of long-term debt	106,789	**613**
Repayments of long-term debt	(66,975)	**(25,699)**
Repayments of capital lease obligations	(13,455)	**(15,689)**
Other financing activities, net	(1,184)	**4,893**
Net cash provided by (used in) financing activities	26,801	**(40,094)**
Net (decrease) increase in cash and cash equivalents	(14,797)	**2,404**
Cash and cash equivalents at beginning of year	35,283	**20,486**
Cash and cash equivalents at end of year	¥ 20,486	**¥ 22,890**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Business and Organization

Jupiter Telecommunications Co., Ltd. ("Jupiter") and its subsidiaries ("the Company") own and operate cable telecommunications systems throughout Japan and provide cable television services, telephony and high-speed Internet access services (collectively, "Broadband communications services"). The telecommunications industry in Japan is highly regulated by the Ministry of Internal Affairs and Communications ("MIC"). In general, franchise rights granted by the MIC to the Company's subsidiaries for operation of cable telecommunications systems in their respective localities are not exclusive.

On February 18, 2005, as a result of the Company's IPO announcement, LGI International, Inc. ("LGI International") (formerly known as Liberty Media International Inc.) obtained a controlling interest in the Company's parent company, LGI/ Sumisho Super Media, LLC ("SM"), a company indirectly owned 69.7% by LGI International and 30.3% by Sumitomo Corporation ("SC"). As a result, SM became a 65.23% shareholder of the Company. On June 15, 2005, LGI International became a wholly owned subsidiary of Liberty Global Inc. ("LGI"), whose shares are listed on the NASDAQ Global Select Market. In the following text, LGI, as the content requires, may refer to LGI and its predecessor (LGI International) and subsidiaries. The Company is an indirect consolidated subsidiary of LGI.

On March 23, 2005, the Company received net proceeds of ¥82,043 million in connection with an IPO of its common shares, and on April 20, 2005 received additional net proceeds of ¥8,445 million in connection with the sale of common shares upon the exercise of the underwriters' over-allotment option. The Company used a portion of the net proceeds received in March to repay in full a then existing ¥50 billion subordinated syndicated facility.

On July 2, 2007, SC Media and Commerce, Inc. ("SC Media") (formerly known as Jupiter TV Co., Ltd.) was split into two separate companies through the spin-off of the thematics channel business ("JTV Thematics"). On September 1, 2007, the Company acquired JTV Thematics, which invests in, develops, manages and distributes fee-based television programming. This acquisition enables the Company to bring key programming genres to the Japanese market and to promote the development of quality programming services. Through JTV Thematics, the Company develops, manages and distributes pay television services in Japan on a platform-neutral basis through various distribution infrastructures, principally cable and direct-to-home (DTH) service providers, and more recently, alternative broadband service providers using fiber-to-the-home (FTTH) and ADSL platforms. See Note 2 for additional information.

Basis of Financial Statements

The Company maintains its books of account in conformity with financial accounting standards of Japan. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments which are necessary to conform to accounting principles generally accepted in the U.S. ("GAAP"). These adjustments include those related to the scope of consolidation and the accounting for business combinations, income taxes, goodwill and intangible assets, leases, stock-based compensation, deferred revenue, asset retirement obligations, derivative financial instruments, revenue recognition, post-retirement benefits, depreciation and amortization, and accruals for certain expenses.

Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the Company's accounts and the accounts of all voting interest entities where the Company exercises a controlling financial interest through the ownership of a direct or indirect controlling voting interest and a variable interest entities which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation. For the consolidated subsidiaries with a negative equity position, the Company recognizes the entire amount of losses of such subsidiaries regardless of its ownership percentage.

(b) Cash and Cash Equivalents

Cash equivalents consist of all investments that are readily convertible into cash and have maturities of three months or less at the time of the acquisition. The Company's significant non-cash investing activities are disclosed in Note 13.

(c) Allowance for Doubtful Accounts

Receivables are reported net of allowance for doubtful accounts. The allowance for doubtful accounts is based on the Company's assessment of probable loss related to uncollectible accounts receivable. The Company uses a number of factors in determining the allowance, including, among other things, collection trends, prevailing and anticipated economic conditions and specific customer credit risk. The allowance is maintained until either receipt of payment or the likelihood of collection is considered to be remote.

Concentration of credit risk with respect to trade receivables is limited due to the large number of customers throughout Japan. The Company also manages this risk by disconnecting services to customers whose accounts are delinquent.

(d) Investments

For those investments in affiliates in which the Company's voting interest is 20% to 50% and the Company has the ability to exercise significant influence over the affiliates' operation and financial policies, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted to recognize the Company's share of the net earnings or losses of the affiliates as they occur, with the Company's recognition of losses generally limited to the extent of the investment in, advances to and commitments to the investee. All significant intercompany profits from these affiliates have been eliminated to the extent of the Company's ownership in transactions where assets remain on the books of the Company or the investee.

Investments in other securities carried at cost represent non-marketable equity securities in which the Company's ownership is less than 20% and the Company does not have the ability to exercise significant influence over the entities' operation and financial policies.

The Company evaluates its investments in affiliates and non-marketable equity securities for impairment due to declines in fair value considered to be other-than-temporary. The primary factors considered in these evaluations are the extent and length of time that the fair value of the investment is below its carrying value, the financial condition, operating performance and near-term prospects of the investee, changes in the stock price or valuation subsequent to the balance sheet date and the impact of exchange rates, if applicable. In addition, the reasons for the decline in fair value, such as (i) general market conditions and (ii) industry specific or investee specific factors, as well as the Company's intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value are considered. If the decline in fair value is deemed to be other-than-temporary, the cost basis of the security is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of a public market price or other factors, management uses its best estimates and assumptions to arrive at the estimated fair value of such investment.

(e) Derivative Instruments

The Company uses certain derivative financial instruments to manage its foreign currency and interest rate exposure. The Company may enter into forward contracts to reduce its exposure to short-term (generally not more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than Japanese yen. The Company uses interest rate derivative instruments, such as interest rate swaps, to manage interest costs to achieve an overall desired mix of fixed and variable rate debt. As a matter of policy, the Company does not enter into derivative contracts for trading or speculative purposes.

The Company accounts for its derivative instruments in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133), and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of SFAS No. 133*. SFAS 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. The ineffective portion of all hedges is recognized in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company discontinues hedge accounting prospectively when (i) it is determined that the derivative is no longer effective in offsetting changes in the fair value of cash flows of a hedged item; (ii) the derivative expires or is sold, terminated or exercised; (iii) it is determined that the forecasted hedged transaction will no longer occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) management determines that the designation of the derivative as a hedge instrument is no longer appropriate. Ongoing assessments of effectiveness are made every three months.

The Company had several outstanding forward contracts with a commercial bank to hedge foreign currency exposures related to U.S. dollar denominated equipment purchases and other firm commitments. As of December 31, 2006 and 2007, such forward contracts had an aggregate notional amount of ¥1,399,163 thousand and ¥708,328 thousand, respectively, and expire on various dates through January 2009. These forward contracts have not been designated as accounting hedges. However, management believes such forward contracts are closely related with the firm commitments designated in U.S. dollars, thus managing associated currency risk.

The Company also had several outstanding forward contracts with a commercial bank to hedge foreign currency exposures related to U.S. dollar denominated firm commitments. As of December 31, 2006, the Company did not have such outstanding forward contracts, but as of December 31, 2007, such forward contracts had an aggregate notional amount of ¥1,771,902 thousand and expire on various dates through October 2010. The Company also had several interest rate swap agreements to manage variable rate debt. These interest rate exchange agreements effectively fix the TIBOR and Japanese Yen LIBOR components of variable interest rates on borrowings of ¥85,294,720 thousand that matures between June 2009 and October 2013. These forward contracts and interest rate exchange agreements are designated and documented as cash flow hedging instruments.

(f) Programming Rights and Language Versioning

Rights to programming acquired for broadcast on the programming channels and language versioning are stated at the lower of cost or net realizable value. Program right licenses generally state a fixed time period within which a program can be aired, and generally limit the number of times a program can be aired. The licensor retains ownership of the program upon expiration of the license. Programming rights and language versioning costs are amortized over the license period for the program rights based on the nature of the contract or program. Where airing runs are limited, amortization is generally based on runs usage, and where usage is unlimited, a straight-line basis is used as an estimate of actual usage for amortization purposes. Certain sports programs are amortized fully upon first airing. Such amortization is included in operating and programming costs in the accompanying consolidated statements of income. The portion of unamortized program rights and language versioning costs expected to be amortized within one year is included in other current assets in the accompanying consolidated balance sheets.

(g) Property and Equipment

Property and equipment, including construction materials, are carried at cost, which includes all direct costs and certain indirect costs associated with the construction of cable television transmission and distribution systems, as well as and the costs of new subscriber installations. Depreciation is computed on a straight-line method using estimated useful lives, which are as follows:

Asset Description	Estimated Useful Lives
Distribution system and equipment	10 to 17 years
Buildings and structures	15 to 40 years
Support equipment	5 to 15 years

Equipment under capital leases is stated at the present value of minimum lease payments. Equipment under capital leases is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset, which ranges from 2 to 20 years. The useful lives used to depreciate cable distribution systems are assessed periodically and are adjusted when warranted. The useful lives of systems that are undergoing a rebuild are adjusted such that the property and equipment to be retired will be fully depreciated by the time the rebuild is complete.

In accordance with SFAS No. 51, *Financial Reporting by Cable Television Companies* (SFAS 51), the Company capitalizes costs associated with the construction of new cable transmission and distribution facilities and the installation of new cable services. Capitalized construction and installation costs include materials, labor and applicable overhead costs. Installation activities that are capitalized include (i) the initial connection (or drop) from the Company's cable system to a customer location, (ii) the replacement of a drop and (iii) the installation of equipment for additional services, such as digital cable, telephone or broadband Internet service. The costs of other customer-facing activities, such as reconnecting locations where a drop already exists, disconnecting customer locations and repairing or maintaining drops, are expensed as incurred.

Included in support equipment is certain capitalized development costs associated with internal-use software, including external costs of material and services and payroll costs for employees devoting time to the software projects. These costs are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When property and equipment is retired or otherwise disposed, the cost and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in depreciation expense. The impact of such retirements and disposals resulted in additional depreciation expense of ¥2,367,972 thousand and ¥2,153,515 thousand for the years ended December 31, 2006 and 2007, respectively.

According to the guidance in SFAS No. 143, *Accounting for Asset Retirement Obligation* (SFAS 143), as interpreted by Financial Accounting Standards Board (FASB) Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations* (FIN 47), the Company recognizes a liability for asset retirement obligations in the period in which it is

incurred if sufficient information is available to make a reasonable estimate of fair value. The Company has determined that conditional legal obligations exist for certain of the Company's leased facilities and certain cable distribution and equipment. As of December 31, 2006 and 2007, the fair value of the Company's asset retirement obligations was ¥1,689,598 thousand and ¥1,758,439 thousand, respectively, and is included in other liabilities in the accompanying consolidated balance sheets.

(h) Goodwill

Goodwill represents the difference primarily between the cost of the acquired cable television companies and amounts allocated to the estimated fair value of their net assets. The Company performs an assessment of goodwill for impairment at least annually on October 1 and more frequently if an indicator of impairment has occurred using a two-step process. The first step requires identification of reporting units and determination of the fair value for each individual reporting unit. The fair value of each reporting unit is then compared to the reporting unit's carrying amount including assigned goodwill. To the extent a reporting unit's carrying amount exceeds its fair value, the second step of the impairment test is performed by comparing the implied fair value of the reporting unit's goodwill to its carrying amount. If the implied fair value of a reporting unit's goodwill is less than the carrying amount, an impairment loss is recorded. The Company performs its annual impairment test on the first day of October. The Company has determined its reporting units to be the same as its reportable segments. The Company had no impairment charges of goodwill for the years ended December 31, 2006 and 2007.

(i) Long-Lived Assets

The Company's long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(j) Other Assets

Other assets include certain deferred financing costs, primarily legal fees and bank facility fees, incurred to negotiate and secure the Company's bank facilities. These costs are amortized to interest expense using straight-line method over the term of the facility. For additional information concerning the Company's debt facilities, see Note 6.

(k) Income Taxes

The Company and its subsidiaries account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and the expected benefits of utilizing net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination. Deferred tax assets are then reduced by a valuation allowance if the Company believes it is more-likely-than-not such deferred tax assets will not be realized. Interest and penalties related to income tax liabilities are included in income tax expense.

(l) Severance and Retirement Plans

Effective December 31, 2006, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106 and 132(R)* (SFAS 158). For additional information, see Note 9.

(m) Revenue Recognition

The Company recognizes cable television, high-speed Internet access and telephony revenues when such services are provided to subscribers. Initial subscriber installation revenues are recognized in the period in which the related services are provided to the extent of direct selling costs. Any remaining amount is deferred and recognized over the estimated average period that the subscribers are expected to remain connected to the cable television system. Historically, installation revenues have been less than related direct selling costs, and therefore, such revenues have been recognized as installations are completed.

The Company recognizes programming service revenues in the periods in which the programming services are provided to cable, satellite and broadband subscribers. Revenues derived from other sources are recognized when services are provided, contracts are completed or events occur or products are delivered.

The Company provides rebroadcasting services to noncable television viewers who receive poor reception of broadcast television signals as a result of obstacles that have been constructed by third parties. The Company enters into agreements with these third parties, whereby the Company receives upfront compensation to construct and maintain cable facilities to provide rebroadcasting services to the affected viewers at no cost to the viewers during the agreement period. Revenues from these agreements have been deferred and are being recognized in income on a straight-line basis over the agreement periods, which are generally 20 years. During the years ended December 31, 2006 and 2007, the Company recognized revenue under these arrangements totaling ¥4,367 million and ¥5,604 million, respectively, which is included in revenue—other in the accompanying consolidated statements of income. Deferred revenue under these poor reception rebroadcasting service arrangements included in the accompanying consolidated balance sheets as of December 31, 2006 and 2007 is as follows:

	Yen in Millions	
	2006	2007
Deferred revenue PRC—current	¥ 3,695	**¥ 4,054**
Deferred revenue PRC—noncurrent	54,044	**54,195**
Total deferred revenue PRC	¥58,739	**¥58,249**

See Note 5 for a description of related party revenue which is recorded in subscription revenue and other revenue in the accompanying consolidated statements of income.

(n) Cost of Programming

Cost of programming consists of costs incurred to acquire or produce programs airing on the channels distributed to cable, satellite and broadband subscribers.

(o) Advertising Expense

Advertising expense is charged to income as incurred. Advertising expense amounted to ¥1,629,524 thousand and ¥3,350,020 thousand for the years ended December 31, 2006 and 2007, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of income.

(p) Consumption Taxes

Revenue is recorded net of applicable consumption taxes.

(q) Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123 (R) (revised 2004). SFAS No. 123 (R) is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS 123), and supersedes APB No. 25, *Accounting for Stock Issued to Employees* (APB 25), and its related implementation guidance. SFAS No. 123 (R) generally requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. SFAS No. 123 (R) also requires the fair value of outstanding options vesting after the date of initial adoption to be recognized as a charge to operations over the remaining vesting period.

On January 1, 2006, the Company adopted the provisions of SFAS No. 123 (R) using the modified prospective adoption method. As a result of the adoption of SFAS No. 123 (R), the Company began (i) using the fair value method to recognize share-based compensation, (ii) estimating forfeitures for purposes of recognizing the remaining fair value of all unvested awards and (iii) using the straight-line method to recognize stock-based compensation expense for the Company's outstanding stock awards granted after January 1, 2006 and the accelerated expense attribution method for the Company's outstanding stock awards granted prior to January 1, 2006.

The Company accounts for stock-based compensation awards using the fair value method. Under this method, the fair value of the stock-based award is determined using the Black-Scholes option-pricing model. SFAS No. 123 (R) generally requires all share-based payments to be recognized in the financial statements based on grant-date fair values and also requires the fair value of outstanding stock-based compensation awards vesting after the date of initial adoption to be charged to operations over the remaining vesting period. For awards granted during 2006 and 2007, the fair value was calculated using the Black-Scholes option-pricing model with the following assumptions: no dividends, volatility of 40%, a risk-free rate of 1.5% and an expected life of five years. The expected life of stock options was calculated using the "simplified method" set forth in Staff Accounting Bulletin No. 107. The expected volatility for stock options was based on the historical volatilities of the Company and certain other companies with similar characteristics.

(r) Earnings per Share

Earnings per share (EPS) is presented in accordance with the provisions of SFAS No. 128, *Earnings per Share* (SFAS 128). Under SFAS 128, basic EPS excludes dilution for potential ordinary shares and is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The computations of the basic and diluted EPS amounts are as follows:

	Yen in Millions, except share and per share amounts	
	2006	2007
Net income	¥24,481	**¥23,992**
Weighted average common shares outstanding (thousands):		
Basic	6,367	**6,573**
Effect of dilutive common stock equivalents	11	**20**
Diluted	6,378	**6,593**
Earnings per share:		
Basic	¥ 3,845	**¥ 3,650**
Diluted	¥ 3,838	**¥ 3,639**

(s) Segments

The Company reports operating segment information in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information* (SFAS 131). SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

The Company's new channel services are considered as a separate operating segment; however, due to the insignificant size of these channel service operations, management has determined that the Company has one reportable segment, Broadband communications services as of December 31, 2007.

(t) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Estimates and assumptions are used in accounting for, among other things, the valuation of acquisition-related assets and liabilities, allowance for doubtful accounts, deferred income taxes and related valuation allowances, loss contingencies, fair values of financial and derivative instruments, fair values of long-lived assets and any related impairments, capitalization of internal costs associated with construction and installation activities, useful lives of long-lived assets, stock-based compensation and actuarial liabilities associated with certain benefit plans. Actual results could differ from those estimates.

(u) Accounting Changes and Recent Accounting Pronouncements

Accounting Changes

FIN 48

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes* (SFAS 109). FIN 48 prescribes the recognition threshold and provides guidance for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, interim periods accounting, disclosures and transition. The Company's January 1, 2007 adoption of FIN 48 did not have a material impact on the consolidated financial statements.

SFAS 158

The Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106 and 132 (R)* (SFAS 158), on December 31, 2006. For additional information, see Note 9.

SFAS 123 (R)

The Company adopted SFAS No. 123 (R) on January 1, 2006. For additional information, see Note 11.

Recent Accounting Pronouncements

SFAS 157

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2007. However, the effective date of SFAS 157 as it relates to fair value measurement requirements for nonfinancial assets and liabilities that are not remeasured at fair value on a recurring basis has been deferred to fiscal years beginning after November 15, 2008 and interim periods within those years. The Company will adopt SFAS 157 (exclusive of the deferred provisions discussed above) effective January 1, 2008 and it does not expect this adoption to have a material impact on its consolidated financial statements.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 159 permits entities to choose to measure financial assets and financial liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has determined not to measure any of its financial assets and financial liabilities at fair value. Accordingly, the January 1, 2008 adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

SFAS 141 (R)

In December 2007, the FASB issued SFAS No. 141 (R), *Business Combinations* (SFAS 141 (R)). SFAS 141 (R) replaces SFAS No. 141, *Business Combinations* (SFAS 141), and generally requires an acquirer in a business combination to recognize (i) the assets acquired, (ii) the liabilities assumed (including those arising from contractual contingencies), (iii) any contingent consideration and (iv) any noncontrolling interest in the acquiree at the acquisition date, at fair values as of that date. The requirements of SFAS 141 (R) will result in the recognition by the acquirer of goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141 (R) amends SFAS 109 to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. SFAS 141 (R) also amends SFAS No. 142, *Goodwill and Other Intangible Assets,* to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has not completed its evaluation of the impact this standard will have on its consolidated financial statements.

SFAS 160

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* (SFAS 160). SFAS 160 establishes accounting and reporting standards for noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity that should be reported as equity in the consolidated financial statements. In addition, SFAS 160 requires (i) that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, (ii) that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and (iii) expanded disclosures that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company has not completed its analysis of the impact of this standard on its consolidated financial statements.

(v) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. Acquisitions

The Company acquired varying interests primarily in cable television companies during the periods presented. The Company utilized the purchase method of accounting for all such acquisitions and, accordingly, has allocated the purchase price based on the estimated fair value of the assets and liabilities of the acquired companies. The assets, liabilities and operations of such companies have been included in the accompanying consolidated financial statements since the dates of their respective acquisitions. During 2006 and 2007, the Company completed the following significant acquisitions:

■ Acquisition of Cable West

In September 2006, the Company purchased an additional 146,993 shares, or 76.40%, in its cost-method investment Cable West Inc. ("Cable West"), a broadband communications provider in Japan, taking its ownership to an 84.97% controlling interest. The cash consideration paid was ¥56,022 million. The results of Cable West have been included as a consolidated subsidiary from September 30, 2006. In November 2006, the Company purchased an additional 20,396 shares, or 10.60%, from the minority shareholders, and increased the Company's ownership to 95.57%. The cash consideration paid was ¥7,736 million.

■ Acquisition of JTV Thematics

In September 2007, Jupiter and JTV Thematics executed a merger agreement under which JTV Thematics was merged with Jupiter. This merger has been treated as the acquisition of JTV Thematics by the Company. The Company has accounted for the acquisition of JTV Thematics under the provisions of SFAS 141, whereby the JTV Thematics interest acquired from SC has been accounted for using the purchase method of accounting and the JTV Thematics interest acquired from Liberty Programming Japan ("LPJ"), a wholly owned indirect subsidiary of LGI, has been treated as a transaction between entities under common control. Accordingly, for accounting purposes, the Company's cost to acquire JTV Thematics included (i) ¥26,839 million representing the value assigned to the 253,676 ordinary shares issued to SC based on the averaged quoted market price of the Company's ordinary shares for the period beginning two trading days before and ending two trading days after the terms of the merger were agreed to and announced (May 22, 2007), (ii) ¥6,708 million representing the value assigned to the 253,675 ordinary shares issued to LPJ, based on LPJ's historical cost basis in JTV Thematics at September 1, 2007 and (iii) ¥399 million representing direct acquisition costs. The aggregate cost basis assigned to the JTV Thematics interests acquired by the Company, as detailed above, has been allocated to the acquired identifiable net assets of JTV Thematics based on the Company's preliminary assessments of their respective fair values, and the excess of the aggregate cost basis over preliminary fair value of such identifiable net assets was allocated to goodwill. The allocation of the Company's aggregate cost basis, as reflected in these consolidated financial statements, is preliminary and subject to adjustment based on the Company's final assessment of the fair values of the identifiable assets and liabilities of JTV Thematics. Although most items in the JTV Thematics valuation process remain open, the Company expects that most significant adjustments to the preliminary allocation will involve intangible assets and deferred income taxes. As of December 31, 2007, the Company tentatively recorded approximately ¥17,898 million as goodwill for the excess consideration over the fair value of the net assets and liabilities acquired from the JTV Thematics acquisition. Upon the acquisition of JTV Thematics, the Company's new direct subsidiaries as of December 31, 2007 are as follows:

	Ownership %
Jupiter Entertainment Co., Ltd.	100.00%
Jupiter Golf Network Co., Ltd.	89.41%
JSBC2 Co., Ltd.	100.00%
Reality TV Japan Co., Ltd.	50.00%
Jupiter Sports Inc.	100.00%
J-Sports LLC	100.00%

Opening Balance Sheet Information of the Significant 2006 and 2007 Acquisitions

A summary of the purchase price and opening balance sheets for the above significant acquisitions is presented below:

	Yen in Millions	
	Cable West	JTV Thematics
	September 30, and November 30, 2006	September 1, 2007
Cash, receivables and other assets	¥ 7,513	**¥ 19,109**
Property and equipment	35,456	**1,025**
Goodwill	43,177	**17,898**
Intangible asset	12,984	**13,827**
Debt and capital lease obligations	(7,680)	**(3,351)**
Other liabilities	(25,751)	**(14,562)**
Total purchase price	¥ 65,699	**¥ 33,946**
Purchase price:		
Cash consideration	¥63,492	**¥ —**
Issuance of stock	—	**33,547**
Investment	1,941	**—**
Direct acquisition costs	266	**399**
	¥65,699	**¥33,946**

Pro Forma Information for 2006 and 2007 Significant Acquisitions

The following unaudited pro forma consolidated operating results for 2006 and 2007 give effect to (i) the Cable West acquisition as if it had been completed as of January 1, 2006 (for 2006 results) and (ii) the JTV Thematics acquisition as if it had been completed as of January 1, 2006 (for 2006 results) and January 1, 2007 (for 2007 results). These pro forma amounts are not necessarily indicative of the operating results that would have occurred if these transactions had occurred on such dates. The pro forma adjustments are based upon currently available information and upon certain assumptions that the Company believes are reasonable.

	Yen in Millions, except per share amounts	
Years ended December 31,	2006	**2007**
Revenue	¥247,708	**¥271,506**
Net income	¥ 24,614	**¥ 24,256**
Net income per share:		
Basic	¥3,581	**¥3,510**
Diluted	¥3,575	**¥3,500**

In addition to the above 2006 and 2007 significant acquisitions, the Company also made less significant acquisitions and purchased additional shares from minority shareholders of certain subsidiaries, including (i) the January 2006 step-acquisition of Kansai Multimedia Service, which increased the Company's ownership from a 25.75% noncontrolling interest to a 64.00% controlling interest, making it a consolidated subsidiary from January 1, 2006; (ii) the April and May 2006 acquisitions of an 81.01% controlling interest in Sakura Cable TV Co., Ltd., making it a consolidated subsidiary from April 1, 2006; (iii) the September 2006 step-acquisition of Hokusetsu Cable Net Co., Ltd., which increased the Company's ownership from 55.00% to 100.00%; (iv) the October 2006 step-acquisition of J:COM Tokyo Co., Ltd., which increased the Company's ownership from 80.24% to 94.99%; (v) the August and September 2006 step-acquisitions of Cable Net Shimonoseki Co., Ltd., which increased the Company's ownership from a 50.00% noncontrolling interest to a 63.41% controlling interest, making it a consolidated subsidiary from August 1, 2006; (vi) the July 2007 step-acquisition of Cable Net-Kobe/Ashiya, which increased the Company's ownership from 69.41% to 78.85%; and (vii) the July 2007 acquisition of an 80.01% controlling interest in Recruit Visual Communications (subsequently called Jupiter Visual Communications), making it a consolidated subsidiary from July 1, 2007.

3. Investments in Affiliates

The Company's affiliates are primarily engaged in the Broadband communications services and related business in Japan. At December 31, 2007, the Company held the following investments:

Investment	Ownership %
Discovery Japan, Inc.	50.00%
J Sports Broadcasting Corporation	33.37%
Kyoto Cable Communications Co., Ltd.	46.63%
AXN Japan, Inc.	35.00%
Fukuoka Cable Network Co., Ltd.	45.00%
Animal Planet Japan Co., Ltd.	33.33%
Japan Digital Service Corporation	26.04%
Green City Cable TV Corporation	20.00%
Kadokawa-J:COM Media Co., Ltd.	50.00%
InteracTV Co., Ltd.	32.50%
Jupiter Satellite Broadcasting Co., Ltd.	50.00%

The carrying value of investments in affiliates as of December 31, 2006 and 2007 includes ¥628 million and ¥14,734 million, respectively, of unamortized excess cost of investments over the Company's equity in the net assets of the affiliates. All significant intercompany profits from these affiliates have been eliminated to the extent of the Company's ownership and, if assets remain on the books of the Company or the investee, in accordance with the equity method of accounting.

Condensed financial information of the Company's unconsolidated affiliates at December 31, 2006 and 2007 and for the periods in which the Company used the equity method to account for these affiliates during the years ended December 31, 2006 and 2007 is as follows:

	Yen in Millions	
	2006	2007
Combined Financial Position:		
Property and equipment, net	¥17,814	**¥21,759**
Other assets, net	5,789	**24,780**
Total assets	¥23,603	**¥46,539**
Debt	¥ 9,775	**¥10,463**
Other liabilities	8,928	**24,731**
Shareholders' equity	4,900	**11,345**
Total liabilities and equity	¥23,603	**¥46,539**

	Yen in Millions	
	2006	2007
Combined Operations:		
Total revenue	¥ 18,995	**¥ 29,980**
Operating and selling, general and administrative expenses	(14,032)	**(24,656)**
Depreciation and amortization	(3,200)	**(2,990)**
Operating income	1,763	**2,334**
Interest expense, net	(296)	**(235)**
Other expense, net	(654)	**(1,049)**
Net income	¥ 813	**¥ 1,050**

4. Goodwill and Intangible Asset

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007 consisted of the following:

	Yen in Millions	
	2006	2007
Goodwill, beginning of year	¥150,030	**¥202,267**
Acquisitions and acquisition related adjustments	53,086	**19,956**
Initial recognition of acquired tax benefits allocated to reduce goodwill of acquired entities (Note 8)	(849)	**(730)**
Goodwill, end of year	¥202,267	**¥221,493**

Intangible Assets

Intangible assets includes customer relationships and distribution franchises which are originally recorded at fair value in connection with business combinations and amortized on a straight-line basis over their respective estimated useful lives, which are 10 and 15 years, respectively, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144).

Intangible asset, net at December 31, 2006 and 2007 consisted of the following:

	Yen in Millions	
	2006	2007
Gross carrying amount	¥22,509	**¥36,718**
Accumulated amortization	(1,328)	**(3,856)**
Net carrying amount	¥21,181	**¥32,862**

The Company recorded amortization expenses of ¥1,028,466 thousand and ¥2,528,245 thousand for the years ended December 31, 2006 and 2007, respectively.

Amortization expenses of intangible asset are expected to be as follows for the next five years and thereafter:

Years ending December 31,	Yen in Millions
2008	¥ 3,213
2009	3,213
2010	3,213
2011	3,213
2012	3,213
Thereafter	16,797
Total	¥32,862

5. Related Party Transactions

	Yen in Millions	
Years ended December 31,	2006	2007
Subscription revenue earned from related parties (a)	¥ 830	**¥ 704**
Other revenue earned from related parties (b)	5,501	**5,486**
Operating expenses charged by related parties (c)	6,420	**6,106**
SG&A expenses charged by related parties (d)	1,331	**1,387**
Interest expense, net, charged by related parties (e)	1,109	**1,332**
Capital lease additions (f)	16,624	**18,105**

(a) The Company receives monthly subscription revenue from its unconsolidated managed affiliates for providing Internet services.

(b) The Company provides programming, construction, management and distribution services to its managed affiliates. In addition, the Company sells construction materials to such affiliates, provides distribution services to other LGI affiliates and receives distribution fees from a subsidiary of SC.

(c) The Company (i) purchases certain cable television programming from its affiliates and (ii) incurs rental expense for the use of certain vehicles and equipment under operating leases with two subsidiaries of SC.

(d) The Company has management service agreements with SC under which officers and management level employees are seconded from SC to the Company and whose services are charged as service fees to the Company based on their payroll costs. Amounts also include rental expense paid to the SC entities, as described in (c) above.

(e) Amounts consist of related party interest expense, primarily related to assets leased from the aforementioned SC entities.

(f) The Company leases, in the form of capital leases, customer premise equipment, various office equipment and vehicles from the aforementioned SC entities. At December 31, 2006 and 2007, capital lease obligations of ¥41,488 million and ¥46,006 million, respectively, were owed to these SC entities.

Certain of the Company's equity method affiliates deposit excess funds with the Company. The aggregate amount owed by the Company to these equity method affiliates at December 31, 2007 was ¥3,536 million.

6. Debt

A summary of debt as of December 31, 2006 and 2007 is as follows:

	Yen in Millions	
	2006	2007
Short-term loans, variable interest at 0.99% to 1.97% and 1.35% to 3.50% as of December 31, 2006 and 2007, respectively	¥ 2,000	¥ 2,625
¥155 Billion Facility term loans, due fiscal 2007 – 2010	76,500	54,226
Other term loans, due fiscal 2011 – 2013	92,000	92,000
0% secured loans from Development Bank of Japan, due fiscal 2008 – 2019	16,569	14,287
Secured loans from Development Bank of Japan, due fiscal 2008 – 2018, interest at 0.50% to 4.85%	4,539	4,014
Unsecured loans from others, due fiscal 2008, interest at 2.40%	5	—
Total	191,613	167,152
Less: current portion	(18,158)	(23,933)
Long-term debt, less current portion	¥173,455	¥143,219

¥155 Billion Facility

In December 2005, the Company entered into a credit facility agreement with a syndicate of banks ("the ¥155 Billion Facility"). The ¥155 Billion Facility originally consisted of three facilities: a ¥30 billion five-year revolving credit loan ("the Revolving Loan"); an ¥85 billion five-year amortizing term loan ("the Tranche A Term Loan"); and a ¥40 billion seven-year amortizing term loan ("the Tranche B Term Loan"). Borrowings may be made under the ¥155 Billion Facility on a senior, unsecured basis. Amounts repaid under the Tranche A and B Term Loans may not be reborrowed. On December 21, 2005, the proceeds of the Tranche A and B Term Loans were used, together with available cash, to repay in full outstanding loans totaling ¥128 billion, under the Company's then existing credit facilities. As discussed below, the Company refinanced the Tranche B Term Loan during the second quarter of 2006. In connection with refinancings in 2005 and 2006, the Company recognized debt extinguishment losses of ¥2,469 million and ¥378 million, respectively, primarily representing the write-off of deferred financing costs.

The Revolving Loan and the Tranche A Term Loan bear interest equal to TIBOR plus a variable margin to be adjusted based on the leverage ratio of the Company. The weighted-average interest rate, including applicable margins, on the Tranche A Term Loan at December 31, 2007 was 1.309%. Borrowings under the Revolving Loan may be used for general corporate purposes. Amounts drawn under the Tranche A Term Loan have a final maturity date of December 31, 2010 and amortize in quarterly installments. The final maturity date of all amounts outstanding under the Revolving Loan is December 31, 2010 and will be available for drawdown until one month prior to its final maturity. A commitment fee of 0.20% per annum is payable on the available commitment under the Revolving Facility.

In addition to customary restrictive covenants and events of default, the unsecured ¥155 Billion Facility requires compliance with various financial covenants such as: (i) Maximum Senior Debt to EBITDA, (ii) Minimum Debt Service Coverage Ratio and (iii) a Total Shareholders' Equity test, each capitalized term as defined in the Facility. At December 31, 2007, ¥30 billion was available for borrowing under the Revolving Loan. The Revolving Loan provides for an annual commitment fee of 0.20% on the unused portion.

Other Term Loans

From March to May of 2006, the Company refinanced ¥38 billion and ¥2 billion, respectively, of the Tranche B Term Loan with ¥20 billion of fixed interest rate loans and ¥20 billion of variable interest rate loans. At December 31, 2007, the fixed interest rate loans had a weighted-average interest rate of 2.08%, while the new variable interest rate loans had a weighted-average interest rate of Japanese yen LIBOR plus 0.30% (1.385% as of December 31, 2007 including margin). These loans, which contain covenants similar to those of the ¥155 Billion Facility, mature in 2013 and are each to be repaid in one installment on their respective maturity dates.

In connection with the September 2006 acquisition of Cable West, the Company entered into (i) a ¥2 billion variable interest rate term loan agreement, (ii) a ¥20 billion seven-year fixed interest rate term loan agreement and (iii) a ¥30 billion syndicated term loan agreement. The ¥2 billion and ¥20 billion term loans were fully drawn in September 2006. On October 27, 2006, the full amount of the ¥30 billion syndicated term loan was drawn and ¥14 billion of the proceeds was used to repay the then outstanding balance of the Revolving Loan. The new term loans mature between 2011 and 2013. The interest rate on the ¥2 billion term loan is based on the six-month TIBOR plus a margin of 0.25% (1.151% as of December 31,

2007 including margin). The ¥20 billion term loan bears interest as to ¥10 billion of the outstanding principal amount at a fixed interest rate of 1.72% and as to the remaining ¥10 billion principal amount at a fixed interest rate of 1.90%. The ¥30 billion syndicated term loan bears interest at (i) Japanese yen LIBOR plus a margin of 0.25% as to the ¥10 billion principal amount that is due in October 2011, (ii) Japanese yen LIBOR plus a margin of 0.35% as to the ¥19.5 billion principal amount that is due in October 2013 and (iii) a fixed rate of 2.05% as to the ¥0.5 billion principal amount that is due in October 2013. These loans contain covenants similar to those of the ¥155 Billion Facility.

Development Bank of Japan Loans

The loans represent institutional loans from the Development Bank of Japan ("DBJ"), which were made available to telecommunication companies operating in specific local areas designated as "Teletopia" by the MIC to facilitate the development of local telecommunication networks. Requirements to qualify for such financing include use of optical fiber cables, equity participation by local/municipal government and guarantee by third parties, among other requirements. These loans were originally obtained by the Company's subsidiaries and were primarily guaranteed, directly or indirectly, by the Company's major shareholders at the time. However, in connection with the ¥155 Billion Facility, these loans are now guaranteed by the Company.

Securities on Long-Term Debt

Non-syndicated bank facility loans from DBJ to certain of the Company's subsidiaries are secured by substantially all property and equipment held by such subsidiaries. At December 31, 2007, the aggregate net carrying amount of this property and equipment was approximately ¥81,351 million.

The aggregate annual maturities of long-term debt outstanding at December 31, 2007 are as follows:

Years ending December 31,	Yen in Millions
2008	¥ 21,308
2009	21,071
2010	20,910
2011	18,708
2012	10,128
Thereafter	72,402
	¥164,527

Revolving Facility

On September 28, 2007, the Company entered into a ¥10 billion revolving credit facility ("Revolving Facility") agreement with a syndicate of banks which matures on September 14, 2012 with an interest rate based on the Japanese Yen TIBOR plus a margin of 0.35%. Borrowings under the Revolving Facility may be used for general corporate purposes. In addition to customary restrictive covenants and events of default, the unsecured Revolving Facility requires compliance with various financial covenants such as: (i) Minimum Working Capital, (ii) Maximum Senior Debt to EBITDA and (iii) Minimum Debt Service Coverage Ratio as defined in the Revolving Facility agreement. As of December 31, 2007, ¥10 billion was available for borrowing under the Revolving Facility. The Revolving Facility provides for an annual commitment fee of 0.10% on the unused portion.

7. Leases

The Company and its subsidiaries are obligated under various capital leases, primarily for home terminals, and other noncancelable operating leases, which expire at various dates during the next 20 years. See Note 5 for further discussion of capital leases from subsidiaries of SC.

At December 31, 2006 and 2007, the amount of property and equipment and related accumulated depreciation recorded under capital leases were as follows:

	Yen in Millions	
	2006	2007
Distribution system and equipment	¥ 70,621	**¥ 79,657**
Support equipment and buildings	4,293	**5,258**
Other assets	199	**278**
Less: accumulated depreciation	(26,951)	**(31,445)**
	¥ 48,162	**¥ 53,748**

Depreciation of assets under capital leases is included in depreciation and amortization in the accompanying consolidated statements of income.

Future minimum lease payments under capital leases and noncancelable operating leases as of December 31, 2007 are as follows:

	Yen in Millions	
Years ending December 31,	Capital Leases	Operating Leases
2008	¥ 16,328	¥2,991
2009	14,660	1,069
2010	12,618	952
2011	9,035	692
2012	5,665	481
More than five years	2,837	1,403
Total minimum lease payments	61,143	¥7,588
Less: amount representing interest (rates ranging from 1.10% to 9.98%)	(5,279)	
Present value of net minimum payments	55,864	
Less: current portion	(14,618)	
Noncurrent portion	¥ 41,246	

The Company and its subsidiaries occupy certain offices under cancelable lease arrangements. Rental expenses for such leases for the years ended December 31, 2006 and 2007 totaled ¥3,981 million and ¥4,307 million, respectively, and are included in operating and programming costs and selling, general and administrative expenses in the accompanying consolidated statements of income. Also, the Company and its subsidiaries occupy certain transmission facilities and use poles and other equipment under cancelable lease arrangements. Rental expenses for such leases for the years ended December 31, 2006 and 2007 totaled ¥13,247 million and ¥12,699 million, respectively, and are included in operating and programming costs in the accompanying consolidated statements of income.

8. Income Taxes

All pretax income and related tax benefit (expense) are derived solely from Japanese operations. Income tax benefit (expense) for the years ended December 31, 2006 and 2007 is as follows:

	Yen in Millions	
	2006	**2007**
Current	¥ 4,350	**¥11,857**
Deferred	(1,328)	**1,657**
Income tax expense	¥ 3,022	**¥13,514**

The effective rates of income tax benefit (expense) relating to income (loss) incurred differ from the rate that would result from applying the normal statutory tax rates for the years ended December 31, 2006 and 2007 and are as follows:

	2006	**2007**
Normal effective statutory tax rate	40.0%	**40.7%**
Decrease in valuation allowance	(26.3)	**(8.7)**
Non-deductible expenses and other	(2.7)	**2.3**
Effective tax rate	11.0%	**34.3%**

The effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities at December 31, 2006 and 2007 are as follows:

	Yen in Millions	
	2006	**2007**
Deferred tax assets:		
Lease obligations	¥20,185	**¥22,438**
Deferred revenue	18,689	**19,546**
Accrued expenses and other	5,146	**5,912**
Net operating loss carryforwards	7,307	**3,760**
Investments	805	**729**
Retirement and other allowances	678	**728**
Total gross deferred tax assets	52,810	**53,113**
Less: valuation allowance	(4,720)	**(1,849)**
Deferred tax assets	48,090	**51,264**
Deferred tax liabilities:		
Property and equipment	21,682	**24,747**
Intangible asset	8,498	**13,620**
Investments	—	**4,357**
Other	5,008	**5,022**
Total gross deferred tax liabilities	35,188	**47,746**
Net deferred tax assets	¥12,902	**¥ 3,518**

Deferred income tax valuation allowance decreased ¥2,870,410 thousand in 2007. This decrease reflects the net effect of (i) net tax expense recorded in the Company's consolidated statement of income of ¥3,151,262 thousand, (ii) increases due to acquisitions and similar transactions of ¥1,115,699 thousand, (iii) decreases due to valuation allowances released to goodwill of ¥730,233 thousand and (iv) certain other items.

In assessing the realizability of deferred tax assets, the Company considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management expects to realize its deferred tax assets net of existing valuation allowance.

The amount of valuation allowance recorded in connection with business combinations that would reduce goodwill or other intangible assets upon realization of related deferred tax assets as of December 31, 2007 was ¥654 million.

At December 31, 2007, the Company had net operating loss carryforwards for income tax purposes of ¥9,241,478 thousand which were available to offset future taxable income. Net operating loss carryforwards, if not utilized, will expire as follows:

Years ending December 31,	Yen in Millions
2009	¥1,896
2010	1,475
2011	450
2012	1,043
2013	3,460
2014	917
	¥9,241

The changes in the Company's unrecognized tax benefits during 2007 are summarized below:

	Yen in Millions
Balance at January 1, 2007	¥16,458
Addition based on tax positions related to the current year	3,917
Reductions for tax positions of prior years	(3,917)
Balance at December 31, 2007	¥16,458

No assurance can be given that any of these tax benefits will be recognized or realized.

All of the Company's December 31, 2007 unrecognized tax benefits would have a favorable impact on the Company's effective income tax rate if ultimately recognized.

The Company and its subsidiaries are subject to corporate income tax of the National Tax Administrative Agency. Substantially all material income tax examinations have been concluded for tax years through 2003. Currently, the Company is not under examination in any jurisdictions in which the Company operates. Although it is reasonably possible that an examination could be conducted during 2008 that would result in changes to the Company's unrecognized tax benefits related to tax positions taken as of December 31, 2007, the Company does not expect that any such changes will have a material impact on its 2008 effective tax rate. The Company cannot estimate a reasonable range for the impact that any such possible changes might have on its December 31, 2007 unrecognized tax benefits. No assurance can be given as to the nature or impact of changes in the Company's unrecognized tax positions during 2008.

During 2007, the Company recognized income tax expense of ¥148,686 thousand representing the accrual of interest and penalties during the period. In addition, the Company's other long-term liabilities include accrued interest and penalties of ¥148,686 thousand at December 31, 2007.

9. Severance and Retirement Plans

On October 1, 2005, the Company adopted a defined contribution retirement plan for substantially all of its full-time employees. This plan was adopted as a replacement to the unfunded defined benefit severance and retirement plan which terminated for full-time employees on September 30, 2005, excluding certain directors and employees in a subsidiary acquired in 2005. The Company contributions under the new defined contribution retirement plan for the years ended December 31, 2006 and 2007 were ¥303 million and ¥329 million, respectively.

Certain directors, statutory auditors and employees within certain subsidiaries acquired in 2006 participate in unfunded deferred benefit severance and retirement plans. Employees terminating their employment after a two- or three-year vesting period are entitled, under most circumstances, to lump-sum severance payments determined by reference to their rate of pay at the time of termination, years of service and certain other factors. The measurement date used to determine assumptions was December 31, 2007.

Net periodic cost of the Company's plans accounted for in accordance with SFAS No. 87, *Employees' Accounting for Pensions* (SFAS 87), for the years ended December 31, 2006 and 2007 comprised the following components:

	Yen in Millions	
	2006	2007
Service cost—benefits earned during the year	¥26	**¥ 67**
Interest cost on projected benefit obligation	3	**10**
Actuarial loss (gain)	3	**(29)**
Net periodic cost	¥32	**¥ 48**

The reconciliation of beginning and ending balances of the benefit obligations of the Company's plans accounted for in accordance with SFAS No. 87 is as follows:

	Yen in Millions	
	2006	2007
Change in benefit obligation:		
Benefit obligation, beginning of year	¥ 35	**¥ 480**
Service cost	26	**67**
Interest cost	3	**10**
Acquisitions (Note 2)	441	**—**
Actuarial loss (gain)	3	**(29)**
Benefits paid	(28)	**(474)**
Benefit obligation, end of year	¥480	**¥ 54**

The weighted-average discount rates used in the determination of the Company's plans projected benefit obligation and net pension cost as of and for the years ended December 31, 2006 and 2007 are as follows:

	2006	2007
Projected benefit obligation:		
Discount rate	2.0%	**2.0%**
Net pension cost:		
Discount rate	2.0%	**2.0%**

SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognize changes in the funded status as other comprehensive gains (losses) in the year in which changes occur. SFAS 158 also requires that the defined benefit plan assets and obligations be measured as of the date of the employer's fiscal year-end balance sheet. The Company adopted SFAS 158 as of December 31, 2006, however, there was no material impact upon adoption, as its defined benefit severance and retirement plan was terminated in 2005 and it recognized the net pension liability for the newly acquired subsidiaries in the purchase price allocation based on the projected benefit obligation, thereby eliminating any previously unrecognized gain or loss, prior service cost and transition asset or obligation.

In addition, employees of the Company participate in a multiemployer defined benefit plan. The Company's contributions to this plan amounted to ¥793 million and ¥872 million for the years ended December 31, 2006 and 2007, respectively.

10. Redeemable Preferred Stock

On December 29, 2003, in connection with being included as a party to the Company's bank facility, a consolidated subsidiary of the Company issued ¥500 million of preferred stock in exchange for debt owed to a third party holder. All or a part of the preferred stock can be redeemed after 2010, up to a half of the preceding year's net income, at the holder's demand. The holders of the preferred stock have a priority to receive dividends; however, the amount of such dividends will be decided by the subsidiary's board of directors and such dividend will not exceed ¥1,000 per preferred stock for any fiscal year and will not accumulate.

11. Shareholders' Equity

■ Dividends

Under the Japanese Corporate Law ("Law"), the amount available for dividends is based on retained earnings as recorded on the books of Jupiter maintained in conformity with financial accounting standards of Japan. Certain adjustments not recorded on Jupiter's books are reflected in the consolidated financial statements for reasons described in Note 1. At December 31, 2007, total retained earnings recorded on Jupiter's books of account were ¥12,809 million.

The Law provides that an amount equal to at least 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of common stock may be available for appropriations by resolution of the shareholders. In addition, the Law permits the transfer of a portion of additional paid-in capital and legal reserve to common stock by resolution of the Board of Directors.

■ Stock-Based Compensation

The Company has granted options and stock purchase warrants under various plans for certain directors and employees of the Company and managed affiliates and certain non-employees. Options or warrants granted to non-management employees vest two years from the date of grant, unless their individual grant agreements provide otherwise. Options or warrants granted to management employees and non-employees vest in four equal installments from date of grant, unless their individual grant agreements provide otherwise. With the exception of the options granted in 2006 and 2007, these options generally expire 10 years from date of grant, with expiration dates currently ranging from August 2010 to August 2012. The 2006 and 2007 options expire in 2026 and 2027, respectively.

A summary of the stock option activity during the year ended December 31, 2007 is as follows:

	Number of Shares	Weighted Average Exercise Price (Yen)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Yen in Millions)
Outstanding at beginning of the year	155,941	¥80,030		
Granted*	243	1		
Expired or cancelled	(11,903)	80,996		
Forfeited	(930)	80,000		
Exercised	(37,395)	80,353		
Outstanding at December 31, 2007	105,956	¥79,625	3.87	¥1,650
Exercisable at December 31, 2007	104,107	¥79,955	3.79	¥1,587

* The exercise price of these options was significantly below the market price of the Company's common stock on date of grant.

12. Fair Value of Financial Instruments

At December 31, 2006 and 2007, the Company believes that the fair value and carrying value of its debt are approximately equal. For financial instruments other than debt, the carrying value of financial instruments approximates fair value because of the short maturity of these instruments.

13. Supplemental Disclosures to Consolidated Statements of Cash Flows

	Yen in Millions	
Years ending December 31,	2006	2007
Cash paid for:		
Interest	¥ 2,646	¥ 4,369
Income tax	¥ 4,619	¥ 6,365
Non-cash activities:		
Property acquired under capital leases during the year	¥17,442	¥18,934
Acquisition through issuance of common stock	¥ —	¥33,547

14. Commitments

The Company has guaranteed payment of certain loans for certain of its equity-method affiliate investees and a cost-method investee. Certain of the guarantees are based on an agreed-upon proportionate share of the bank loans among certain of the entities' shareholders, considering each of their respective equity interest. The term of the guarantees are up to 10 years and the aggregate guaranteed amounts were ¥7,936 million as of December 31, 2007. Management believes that the likelihood the Company would be required to perform or otherwise incur any significant losses associated with any of these guarantees is remote.

The Company contracts, through subsidiaries and affiliate licensed broadcasting companies, to utilize capacity on three satellites from two transponder service providers. The satellites generally have a 15-year usable life. The Company's channels contract for a portion of the capacity available on a transponder according to the bandwidth needs of individual channels. Those licensed broadcasting companies also contract for uplink services from a third company in order to transmit each channel's signal to the satellite.

As of December 31, 2007, the Company has commitments for purchasing various program rights and utilizing uplink and transponder services as follows:

Years ending December 31,	Yen in Millions
2008	¥2,178
2009	1,194
2010	982
2011	236
2012	236
	¥4,826

Independent Auditors' Report

To the Shareholders and the Board of Directors of
Jupiter Telecommunications Co., Ltd. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Jupiter Telecommunications Co., Ltd. (a Japanese corporation) and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders' equity, comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Telecommunications Co., Ltd. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

KPMG AZSA & Co.

Tokyo, Japan
March 27, 2008



J:COM

Jupiter Telecommunications Co.,Ltd.

http://www.jcom.co.jp

Direct inquiries to:

Jupiter Telecommunications Co., Ltd., IR Dept.

Shiba NBF Tower, 1-1-30 Shiba Daimon

Minato-ku, Tokyo 105-0012, Japan

Tel: 03-6765-8157 Fax: 03-6765-8091

e-mail: ir@jupiter.jcom.co.jp

Independent Auditors' Report

To the Shareholders and the Board of Directors of
Jupiter Telecommunications Co., Ltd. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Jupiter Telecommunications Co., Ltd. (a Japanese corporation) and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders' equity, comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Telecommunications Co., Ltd. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

KPMG AZSA & Co.

Tokyo, Japan
March 27, 2008

J:COM Group

(As of December 31, 2007)

		Name	Paid-in Capital (Yen in millions)	Percentage of voting rights directly or indirectly owned by us (%)
Cable Television Services				
Managed systems (22)	Consolidated (20)	J:COM Tokyo Co., Ltd.	7,524	95.87
		Cable Vision 21 Inc.	2,767	97.95
		J:COM Kita-Kyushu Co., Ltd.	2,447	84.29
		Hokusetsu Cable Net Co., Ltd.	2,000	100.00
		Tsuchiura Cable Television Co., Ltd.	1,500	70.33
		J:COM Kansai Co., Ltd.	15,500	84.24
		J:COM Shonan Co., Ltd.	5,772	82.57
		Cable Net Kobe Ashiya Co., Ltd.	2,900	78.85
		J:COM Saitama Co., Ltd.	1,600	86.16
		J:COM Kanto Co., Ltd.	15,057	100.00
		J:COM Sapporo Co., Ltd.	8,800	86.13
		J:COM Chiba Co., Ltd.	3,395	74.50
		Cable Net Shimonoseki Co., Ltd.	1,000	63.41
		Sakura Cable TV Co., Ltd.	1,589	90.88
		Cable West Inc.	5,658	96.62
		Takatsuki Cable Network Co., Ltd.	1,828	95.51
		Higashi-Osaka Cable Television Co., Ltd.	1,560	96.15
		Suita Cable Television Co., Ltd.	2,105	92.39
		Toyonaka Ikeda Cable Net Co., Ltd.	1,500	91.42
		Kitakawachi Cable Net Co., Ltd.	500	100.00
	Affiliate (2)	Fukuoka Cable Network Co., Ltd.	2,000	45.00
		Kyoto Cable Communications Co., Ltd.	4,267	46.63
Non-managed systems and others (1)	Affiliate	Green City Cable Television Co., Ltd.	1,000	20.00
Programming				
	Consolidated (8)	Jupiter Entertainment Co., Ltd.	1,788	100.00
		Jupiter Golfnetwork Co., Ltd.	1,700	89.41
		Reality TV Japan Co., Ltd.	145	50.00
		JSBC2 Co., Ltd.	1	100.00
		Jupiter Sports, Inc.	3	100.00
		J-Sports LLC.	2,609	100.00
		Jupiter Visual Communications Co., Ltd.	300	70.01
		Channel Ginga Co., Ltd.	200	76.00
	Affiliate (6)	Discovery Japan Co., Ltd.	2,545	50.00
		Animal Planet Japan Co., Ltd.	41	33.33
		AXN Japan, Inc.	10	35.00
		Jupiter Satellite Broadcasting Co., Ltd.	60	50.00
		InteracTV Co., Ltd.	100	32.50
		J Sports Broad Casting Corporation	3,834	33.37
Internet Services	Consolidated (2)	@NetHome Co., Ltd.	7,800	100.00
		Kansai Multimedia Services Co., Ltd.	480	76.50
Financial Services	Consolidated	J:COM Finance Co., Ltd.	3	100.00
Consultant of System Development and Operation	Consolidated	J:COM Technologies Co., Ltd.	490	100.00
Distribution Network Services	Affiliate	Japan Digital Serve Corp.	2,250	21.32
Regional Information magazine Planning / Production	Affiliate	KADOKAWA-J:COM Media Co., Ltd.	100	50.00

Corporate Information (As of December 31. 2007)

Corporate Data

Headquarters:	Shiba NBF Tower, 1-1-30, Shiba Daimon, Minato-ku, Tokyo 105-0012, Japan
Date of Establishment:	January 18, 1995
Paid-in Capital:	¥116.7 billion
Number of Employees:	9,351 (Group Total) Number of employees is the number of regular employees.
Brand Name:	J:COM

Stock Information

Stock Listing:	JASDAQ Securities Exchange
Code:	4817
Number of Shares issued:	6,927,357.74
Number of Shareholders:	11,370
Transfer Agent:	The Sumitomo Trust and Banking Co., Ltd. 4-5-33, Kitahama, Chuo-ku, Osaka-city, Osaka, Japan
Agent's Business Location:	Stock Transfer Agency Department The Sumitomo Trust and Banking Co., Ltd. 1-4-4, Marunouchi, Chiyoda-ku, Tokyo, Japan
Agent's Service Offices:	Head office and domestic branches of The Sumitomo Trust and Banking Co., Ltd.

Major Shareholders

Name	Number of Shares	Percentage of Total Shares Issued (%)
LGI / Sumisho Super Media, LLC.	3,987,238	57.56
State Street Bank & Trust Co.	562,306	8.12
Sumitomo Corporation	253,676	3.66
Liberty Global Japan II, LLC.	253,675	3.66
Northern Trust Company (AVFC) Sub-account American Client	97,996	1.41
Master Trust Bank of Japan, Ltd. (Trust Account)	96,232	1.39
Goldman Sachs and Company Regular Account	92,118	1.33
CBNY-ORBIS SICAV	82,426	1.19
Zenkyoren	74,240	1.07
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension	73,923	1.07



J:COM

Jupiter Telecommunications Co.,Ltd.

http://www.jcom.co.jp

Direct inquiries to:
Jupiter Telecommunications Co., Ltd., IR Dept.
Shiba NBF Tower, 1-1-30 Shiba Daimon
Minato-ku, Tokyo 105-0012, Japan
Tel: 03-6765-8157 Fax: 03-6765-8091
e-mail: ir@jupiter.jcom.co.jp

J:COM

株式会社ジュピターテレコム
Jupiter Telecommunications Co.,Ltd.



Factbook 2007

ファクトブック2007

Financial Data (U.S. GAAP) 主要財務データ（米国会計基準）

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

株式会社ジュピターテレコムおよび連結子会社
12月31日終了の連結会計年度

Yen in Millions／百万円

		2003	2004	(増減率) % change	2005	(増減率) % change	2006	(増減率) % change	2007	(増減率) % change
Operating results:	**営業成績：**									
Revenue	営業収益									
Subscription fees	利用料収入									
Cable television	ケーブルテレビ	¥ 70,165	¥ 75,866	8.1%	¥ 85,254	12.4%	¥102,803	20.6%	¥123,071	19.7%
High-speed Internet	高速インターネット接続	34,820	40,123	15.2%	47,425	18.2%	58,121	22.6%	66,558	14.5%
Telephony	固定電話	18,230	24,837	36.2%	30,699	23.6%	35,591	15.9%	40,432	13.6%
Subscription fees total	利用料収入計	123,215	140,826	14.3%	163,378	16.0%	196,515	20.3%	230,061	17.1%
Other	その他	19,944	20,520	2.9%	19,766	(3.7%)	25,400	28.5%	34,447	35.6%
Total revenue	営業収益合計	143,159	161,346	12.7%	183,144	13.5%	221,915	21.2%	264,508	19.2%
Operating costs and expenses	営業費用									
Operating and programming costs	番組・その他営業費用	¥ 62,996	¥ 66,594	5.7%	¥ 76,767	15.3%	¥ 92,297	20.2%	¥104,748	13.5%
Selling, general and administrative	販売費及び一般管理費	30,550	31,587	3.4%	38,564	22.1%	43,992	14.1%	52,722	19.8%
Depreciation and amortization	減価償却費	36,411	40,573	11.4%	43,338	6.8%	54,044	24.7%	64,222	18.8%
Total operating costs and expenses	営業費用計	129,957	138,754	6.8%	158,669	14.4%	190,333	20.0%	221,692	16.5%
Operating income	営業利益	13,202	22,592	71.1%	24,475	8.3%	31,582	29.0%	42,816	35.6%
Income before income taxes	税引前当期純利益	5,561	12,679	128.0%	16,748	32.1%	27,503	64.2%	37,506	36.4%
Net income	当期純利益	5,351	10,821	102.2%	19,333	78.7%	24,481	26.6%	23,992	(2.0%)
OCF (EBITDA) [*1]	OCF (EBITDA) [注1]	49,733	63,249	27.2%	70,023	10.7%	85,957	22.8%	107,178	24.7%
OCF margin (%)	OCFマージン (%)	34.7	39.2		38.2		38.7		40.5	
Capital expenditures	設備投資	¥ 38,535	¥ 44,354	15.1%	¥ 54,277	22.4%	¥ 65,903	21.4%	¥ 65,281	(0.9%)
Purchased capital expenditures	資本的支出	32,478	31,793	(2.1%)	38,405	20.8%	48,460	26.2%	46,348	(4.4%)
Capital leases	キャピタルリース	6,057	12,561	107.4%	15,872	26.4%	17,442	9.9%	18,934	8.6%
Financial position:	**財政状態：**									
Total assets	総資産	¥421,877	¥439,291	4.1%	¥516,457	17.6%	¥625,948	21.2%	¥680,416	8.7%
Total shareholders' equity	株主資本	96,769	138,370	43.0%	251,445	81.7%	277,296	10.3%	330,009	19.0%
Interest-bearing debt (Gross)	有利子負債（グロス）	255,401	231,529	(9.3%)	185,127	(20.0%)	242,075	30.8%	223,016	(7.9%)
Capital lease obligations	うちキャピタルリース	31,131	31,805	2.2%	38,523	21.1%	50,462	31.0%	55,864	10.7%
Interest-bearing debt (Net)	有利子負債（ネット）	245,842	221,109	(10.1%)	149,844	(32.2%)	221,588	47.9%	200,126	(9.7%)
Cash flows:	**キャッシュ・フロー：**									
Cash flows from operating activities	営業活動によるキャッシュ・フロー	¥ 46,965	¥ 52,512	11.8%	¥ 60,763	15.7%	¥ 80,003	31.7%	¥ 95,226	19.0%
Cash flows from investing activities	投資活動によるキャッシュ・フロー	(34,526)	(39,882)	(15.5%)	(57,230)	(43.5%)	(121,601)	(112.5%)	(52,728)	56.6%
Cash flows from financing activities	財務活動によるキャッシュ・フロー	(12,199)	(9,996)	18.1%	21,330	—	26,801	25.6%	(40,094)	—
Free cash flows [*2]	フリー・キャッシュ・フロー [注2]	8,430	8,158	(3.2%)	6,486	(20.5%)	14,101	117.4%	29,944	112.4%
Per share data:	**1株当たりデータ：**									
Net income [*3]	当期純利益 [注3]	¥ 1,214	¥ 2,221	82.9%	¥ 3,179	43.1%	¥ 3,845	20.9%	¥ 3,650	(5.1%)
Shareholders' equity [*4]	株主資本 [注4]	20,657	26,888	30.2%	39,511	46.9%	43,446	10.0%	48,195	10.9%
Ratios:	**Ratios：**									
Return on equity (%) [*5]	ROE (%) [注5]	6.8	9.2		9.9		9.3		7.9	
Debt to OCF (times) [*6]	Debt-OCF レシオ（倍） [注6]	5.1	3.7		2.6		2.8		2.1	
Debt to equity (times) [*6]	Debt-Equity レシオ（倍） [注6]	2.6	1.7		0.7		0.9		0.7	

Amounts less than one million yen have been rounded to the nearest million yen. As a result, the sums of individual items might not equal the totals.
Figures for previous years have been adjusted to conform to the method of presentation for the fiscal year ended December 2007.
*1. OCF = (Total revenue) – (Operating and programming costs) – (Selling, general and administrative expenses) + (Stock compensation expense)
*2. Free Cash Flows = (Cash flows from operating activities) – (Capital expenditures) – (Capital investments via capital leases)
*3. Net income per share is based on the weighted average number of issued shares during the term, (excluding treasury stock)
*4. Based on the number of ordinary shares outstanding at the end of each fiscal year (excluding treasury stock)
*5. Return on equity (ROE)
*6. Debt is gross interest-bearing debt.

各数値は百万円未満を四捨五入しているため合計値と必ずしも合致しません。
過去の数値は当期の表示方法に合わせて調整されています。
(注) 1. OCF =（営業収益）－（番組・その他営業費用）－（販売費及び一般管理費）+（株式報酬費用）
(注) 2. フリー・キャッシュ・フロー =（営業活動によるキャッシュ・フロー）－（資本的支出）－（キャピタルリースによる設備投資）
(注) 3. 期中の加重平均発行済株式数にて算出（自己株式を除く）
(注) 4. 期末発行済株式数にて算出（自己株式を除く）
(注) 5. ROE（株主資本利益率）= 当期純利益 / [（前期末株主資本 + 当期末株主資本）/ 2] × 100 (%)
(注) 6. Debtは有利子負債（グロス）を使用

Financial Data (U.S. GAAP) 主要財務データ（米国会計基準）

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

株式会社ジュピターテレコムおよび連結子会社
12月31日終了の連結会計年度

Total Revenue
営業収益

(Yen in Hundred Millions) (億円)

	2003	2004	2005	2006	2007(年度)
Total Revenue	1,432	1,618	1,831	2,219	2,645

Operating Income
営業利益

(Yen in Hundred Millions) (億円) / (%)

	2003	2004	2005	2006	2007(年度)
Operating Income	132	226	245	316	428
Operating margin (%) 営業利益率(%)	9.2	14.0	13.4	14.2	16.2

Net Income
当期純利益

(Yen in Hundred Millions) (億円) / (%)

	2003	2004	2005	2006	2007(年度)
Net Income	54	108	193	245	240
ROE (%)	6.8	9.2	9.9	9.3	7.9

OCF

(Yen in Hundred Millions) (億円) / (%)

	2003	2004	2005	2006	2007(年度)
OCF	497	632	700	860	1,072
OCF margin (%) OCFマージン(%)	34.7	39.2	38.2	38.7	40.5

Shareholders' Equity
株主資本

(Yen in Hundred Millions) (億円)

	2003	2004	2005	2006	2007(年度末)
Shareholders' Equity	968	1,384	2,514	2,773	3,300

Interest-Bearing Debt (Gross) and Debt-to-Equity Ratio
有利子負債（グロス）およびD/Eレシオ

(Yen in Hundred Millions) (億円) / (Times) (倍)

	2003	2004	2005	2006	2007(年度末)
Interest-Bearing Debt (Gross)	2,554	2,315	1,851	2,421	2,230
Debt-to-equity ratio (Times) D/Eレシオ(倍)	2.6	1.7	0.7	0.9	0.7

Capital Expenditures
設備投資

(Yen in Hundred Millions) (億円) / (%)

	2003	2004	2005	2006	2007(年度)
Capital Expenditures	385	444	548	659	653
Capital expenditures / Total revenue (%) 設備投資／営業収益(%)	26.9	27.5	29.6	29.7	24.7

Free Cash Flows
フリー・キャッシュ・フロー

(Yen in Hundred Millions) (億円)

	2003	2004	2005	2006	2007(年度)
Free Cash Flows	84	82	65	141	299

Operational Data

オペレーショナルデータ

Consolidated basis
Years ended December 31

連結ベース
12月31日に終了する事業年度

		2003	2004		2005		2006		2007	
		Number of Households／世帯								
				(増減率) % change		(増減率) % change		(増減率) % change		(増減率) % change
Number of homes passed (*1):	**ホームパス (注)1：**									
Cable television	ケーブルテレビ	5,489,300	6,287,800	14.5%	7,296,600	16.0%	9,206,100	26.2%	**9,438,200**	2.5%
Sapporo area	札幌エリア	332,200	354,500	6.7%	410,000	15.7%	424,900	3.6%	**461,500**	8.6%
Kanto area	関東エリア	3,050,000	3,472,100	13.8%	4,082,200	17.6%	4,401,200	7.8%	**4,499,100**	2.2%
Kansai area	関西エリア	1,691,500	2,011,600	18.9%	2,336,700	16.2%	3,791,000	62.2%	**3,836,600**	1.2%
Kyushu area	九州エリア	415,600	449,600	8.2%	467,700	4.0%	589,000	25.9%	**641,000**	8.8%
High-speed Internet	高速インターネット接続	5,477,700	6,276,200	14.6%	7,288,000	16.1%	9,206,100	26.3%	**9,438,200**	2.5%
Sapporo area	札幌エリア	320,600	343,000	7.0%	401,400	17.0%	424,900	5.9%	**461,500**	8.6%
Kanto area	関東エリア	3,050,000	3,472,000	13.8%	4,082,200	17.6%	4,401,200	7.8%	**4,499,100**	2.2%
Kansai area	関西エリア	1,691,500	2,011,600	18.9%	2,336,700	16.2%	3,791,000	62.2%	**3,836,600**	1.2%
Kyushu area	九州エリア	415,600	449,600	8.2%	467,700	4.0%	589,000	25.9%	**641,000**	8.8%
Telephony	固定電話	3,932,400	5,799,200	47.5%	6,624,100	14.2%	9,166,400	38.4%	**9,415,300**	2.7%
Sapporo area	札幌エリア	—	—	—	401,400	—	424,900	5.9%	**461,500**	8.6%
Kanto area	関東エリア	2,367,100	3,348,700	41.5%	3,626,000	8.3%	4,387,100	21.0%	**4,486,200**	2.3%
Kansai area	関西エリア	1,298,700	2,001,400	54.1%	2,129,500	6.4%	3,765,800	76.8%	**3,827,800**	1.6%
Kyushu area	九州エリア	266,600	449,100	68.5%	467,200	4.0%	588,600	26.0%	**639,800**	8.7%
Number of RGUs:	**サービス提供数：**									
Cable television	ケーブルテレビ	1,418,700	1,482,600	4.5%	1,684,900	13.6%	2,109,300	25.2%	**2,188,000**	3.7%
Sapporo area	札幌エリア	73,800	76,900	4.2%	80,900	5.2%	81,800	1.1%	**81,100**	(0.9%)
Kanto area	関東エリア	844,000	891,800	5.7%	1,026,900	15.1%	1,095,300	6.7%	**1,145,100**	4.5%
Kansai area	関西エリア	404,500	416,100	2.9%	473,400	13.8%	796,800	68.3%	**821,400**	3.1%
Kyushu area	九州エリア	96,400	97,800	1.5%	103,700	6.0%	135,400	30.6%	**140,400**	3.7%
Digital	デジタル	24,300	232,000	854.7%	620,800	167.6%	1,088,900	75.4%	**1,470,200**	35.0%
Sapporo area	札幌エリア	900	4,300	377.8%	18,600	332.6%	33,800	81.7%	**46,900**	38.8%
Kanto area	関東エリア	16,900	143,600	749.7%	394,600	174.8%	576,600	46.1%	**774,600**	34.3%
Kansai area	関西エリア	5,400	74,800	1285.2%	175,700	134.9%	415,500	136.5%	**560,600**	34.9%
Kyushu area	九州エリア	1,100	9,300	745.5%	31,900	243.0%	63,000	97.5%	**88,100**	39.8%
High-speed Internet	高速インターネット接続	596,500	708,600	18.8%	864,200	22.0%	1,108,800	28.3%	**1,211,600**	9.3%
Sapporo area	札幌エリア	18,300	24,800	35.5%	31,700	27.8%	36,200	14.2%	**38,300**	5.8%
Kanto area	関東エリア	371,800	441,800	18.8%	541,600	22.6%	605,600	11.8%	**660,500**	9.1%
Kansai area	関西エリア	176,300	206,000	16.8%	248,900	20.8%	408,200	64.0%	**448,500**	9.9%
Kyushu area	九州エリア	30,100	36,000	19.6%	42,000	16.7%	58,800	40.0%	**64,300**	9.4%
Telephony	固定電話	527,400	726,500	37.8%	911,300	25.4%	1,119,900	22.9%	**1,312,600**	17.2%
Sapporo area	札幌エリア	—	—	—	17,000	—	29,600	74.1%	**37,100**	25.3%
Kanto area	関東エリア	362,400	476,100	31.4%	570,600	19.8%	664,400	16.4%	**746,100**	12.3%
Kansai area	関西エリア	141,200	208,200	47.5%	265,400	27.5%	339,400	27.9%	**431,400**	27.1%
Kyushu area	九州エリア	23,800	42,200	77.3%	58,300	38.2%	86,500	48.4%	**98,000**	13.3%
Total RGUs (*2):	**RGU合計 (注)2：**	2,542,600	2,917,700	14.8%	3,460,400	18.6%	4,338,000	25.4%	**4,712,200**	8.6%
Sapporo area	札幌エリア	92,100	101,700	10.4%	129,600	27.4%	147,600	13.9%	**156,500**	6.0%
Kanto area	関東エリア	1,578,200	1,809,700	14.7%	2,139,100	18.2%	2,365,300	10.6%	**2,551,700**	7.9%
Kansai area	関西エリア	722,000	830,300	15.0%	987,700	19.0%	1,544,400	56.4%	**1,701,300**	10.2%
Kyushu area	九州エリア	150,300	176,000	17.1%	204,000	15.9%	280,700	37.6%	**302,700**	7.8%

Operational Data

オペレーショナルデータ

Consolidated basis
Years ended December 31

連結ベース
12月31日に終了する事業年度

Number of Households (Total number of subscribers only)／世帯（総加入世帯数のみ）

		2003	2004	(増減率) % change	2005	(増減率) % change	2006	(増減率) % change	2007	(増減率) % change
Total number of subscribers [*3]:	**総加入世帯数** (注)3：	1,634,100	1,744,800	6.8%	2,002,800	14.8%	2,512,200	25.4%	2,659,100	5.8%
Sapporo area	札幌エリア	78,700	83,900	6.6%	90,800	8.2%	94,600	4.2%	96,300	1.8%
Kanto area	関東エリア	980,300	1,052,500	7.4%	1,216,800	15.6%	1,316,600	8.2%	1,399,200	6.3%
Kansai area	関西エリア	467,800	495,300	5.9%	572,700	15.6%	940,500	64.2%	992,400	5.5%
Kyushu area	九州エリア	107,300	113,100	5.4%	122,500	8.3%	160,500	31.0%	171,200	6.7%
Bundle ratio	バンドル率									
(Average RGUs per household)	(加入世帯当たり提供サービス数)	1.56	1.67	0.11	1.73	0.06	1.73	—	1.77	0.04
Penetration rate [*4]:	**加入率** (注)4：									
Cable television	ケーブルテレビ	25.8%	23.6%	(2.2)	23.1%	(0.5)	22.9%	(0.2)	23.2%	0.3
Digital	デジタル	0.4%	3.7%	3.3	8.5%	4.8	11.8%	3.3	15.6%	3.8
High-speed Internet	高速インターネット接続	10.9%	11.3%	0.4	11.9%	0.6	12.0%	0.1	12.8%	0.8
Telephony	固定電話	13.4%	12.5%	(0.9)	13.8%	1.3	12.2%	(1.6)	13.9%	1.7
Total number of subscribers	総加入世帯	29.8%	27.7%	(2.1)	27.4%	(0.3)	27.3%	(0.1)	28.2%	0.9
Average monthly churn rate [*5]:	**平均月次解約率** (注)5：									
Cable television	ケーブルテレビ	1.6%	1.3%	(0.3)	1.2%	(0.1)	1.1%	(0.1)	1.0%	(0.1)
High-speed Internet	高速インターネット接続	1.3%	1.2%	(0.1)	1.3%	0.1	1.3%	—	1.3%	—
Telephony	固定電話	0.9%	0.8%	(0.1)	0.7%	(0.1)	0.8%	0.1	0.7%	(0.1)
ARPU [*6]:	**ARPU** (注)6：									
Cable television	ケーブルテレビ	¥4,634	¥4,703	1.5%	¥4,874	3.6%	¥5,094	4.5%	¥5,190	1.9%
High-speed Internet	高速インターネット接続	5,157	4,807	(6.8%)	4,854	1.0%	4,788	(1.4%)	4,644	(3.0%)
Telephony	固定電話	3,533	3,307	(6.4%)	3,163	(4.4%)	2,979	(5.8%)	2,762	(7.3%)
Average revenue per unit per month	加入世帯平均	6,820	7,123	4.4%	7,538	5.8%	7,787	3.3%	7,687	(1.3%)
Breakdown of service bundling [*7]:	**サービス別の利用割合** (注)7：									
Cable television only	ケーブルテレビのみ	47.9%	40.9%	(7.0)	37.5%	(3.4)	33.9%	(3.6)	34.3%	0.4
High-speed Internet only	高速インターネット接続のみ	5.5%	5.7%	0.2	6.1%	0.4	6.4%	0.3	6.9%	0.5
Telephony only	固定電話のみ	4.9%	5.7%	0.8	5.7%	—	6.5%	0.8	6.5%	—
Cable television + High-speed Internet	ケーブルテレビ＋高速インターネット接続	14.2%	11.7%	(2.5)	10.8%	(0.9)	9.3%	(1.5)	9.5%	0.2
Cable television + Telephony	ケーブルテレビ＋固定電話	10.6%	12.8%	2.2	13.6%	0.8	14.7%	1.1	13.7%	(1.0)
High-speed Internet + Telephony	高速インターネット接続＋固定電話	2.7%	3.6%	0.9	4.0%	0.4	4.5%	0.5	4.4%	(0.1)
Triple	3サービス全て	14.0%	19.5%	5.5	22.2%	2.7	24.8%	2.6	24.8%	—

Both number of homes passed and number of subscribers are rounded to the nearest hundred.
Average monthly churn rate, ARPU, and breakdown of service bundling in fiscal 2006 and fiscal 2007 exclude the former Cable West Group.
*1. Number of households that are connected to the network and can receive J:COM services
*2. Total number of revenue generating units (RGUs) for services supplied
*3. Number of households subscribed to one or more services
*4. Penetration rate = Number of subscribers / Number of homes passed X 100
*5. Average monthly churn rate = Monthly number of disconnects from a service / Monthly weighted-average number of subscribers / Number of months in the period
*6. Monthly average revenue per unit (ARPU)
*7. Due to rounding, the sums of individual items might not equal 100%.

ホームパス世帯数および加入世帯数は100世帯未満を四捨五入して表記
2006年度の平均月次解約率、ARPU、サービス別の利用割合については旧ケーブルウエストを除く
(注) 1. ネットワークが敷設済みで、サービスの提供が可能な世帯数
(注) 2. 合計サービス提供数(Revenue Generating Units)
(注) 3. いずれか1つ以上のサービスに加入している世帯数
(注) 4. 加入率＝加入世帯数／ホームパス世帯数×100
(注) 5. 平均月次解約率＝当該期間中の解約数÷当該期間中の加重平均世帯数÷当該期間の月数
(注) 6. 加入世帯当たり平均月次収益 (Average Revenue per Unit)
(注) 7. 各数値は四捨五入をしているため合計値は100%になりません。

Consolidated basis
Years ended December 31

連結ベース
12月31日に終了する事業年度

Total Number of Subscribers
総加入世帯数


(Thousands of households)
(千世帯)
3,000
2,000
1,000
0
1,634
1,745
2,003
2,512
2,659
2003
2004
2005
2006
2007(年度末)

Total RGUs*
RGU 合計 *


(Thousands)
(千)
5,000
4,000
3,000
2,000
1,000
0
2,543
527
597
1,419
2,918
727
709
1,483
3,460
911
864
1,685
4,338
1,120
1,109
2,109
4,712
1,313
1,212
2,188
2003
2004
2005
2006
2007(年度末)
Telephony 固定電話
High-speed Internet 高速インターネット接続
Cable television ケーブルテレビ

* Total number of revenue generating units (RGUs) for services supplied
* 合計サービス提供数 (Revenue Generating Units)

J:COM TV Digital
J:COM TV デジタル


(Thousands of households)
(千世帯)
(%)
1,500
1,000
500
0
60
40
20
0
24
1.7
232
15.6
621
36.8
1,089
51.6
1,470
67.2
2003
2004
2005
2006
2007(年度末)
Number of J:COM TV digital service subscribers デジタル加入世帯数
Digital migration rate* デジタル化率*

* Digital migration rate = Ratio of number of digital service subscribers to total CATV subscribers
* デジタル化率は、ケーブルテレビ加入世帯におけるデジタルサービス加入世帯の割合を示す。

ARPU and Bundle Ratio
ARPU およびバンドル率


(Yen)
(円)
(%)
10,000
7,500
5,000
2,500
0
2.0
1.5
1.0
0.5
0
1.56
1.67
1.73
1.73
1.77
1.81
6,820
7,128
7,538
7,787
7,687
7,946
2003
2004
2005
2006
2007
2007*(年度)
APRU
Bundle ratio バンドル率

* Reference: Consolidated total excluding the former Cable West Group
* 参考値：旧ケーブルウエストグループ除く連結会社計

Breakdown of Service Bundling
加入サービス数別の利用割合

(%)

	2003	2004	2005	2006	2007	2007*(年度末)
Households with 1 service 1サービス加入世帯	58.4	52.4	49.3	46.7	47.7	45.2
Households with 2 services 2サービス加入世帯	27.6	28.1	28.5	28.5	27.5	28.1
Households with 3 services 3サービス加入世帯	14.0	19.5	22.2	24.8	24.8	26.7

* Reference: Consolidated total excluding the former Cable West Group
* 参考値：旧ケーブルウエストグループ除く連結会社計

Average Monthly Churn Rate*
平均月次解約率 *


(%)
1.3
1.2
1.1
1.0
0
2005
2006
2007

	1st Quarter 第1四半期	2nd Quarter 第2四半期	3rd Quarter 第3四半期	4th Quarter 第4四半期
2005	1.25%	1.16%	1.04%	1.07%
2006	1.22%	1.07%	1.00%	0.96%
2007	1.18%	1.01%	0.95%	0.94%

* Average monthly churn rate = (Total number of churns in a given period)/(weighted average RGUs over the same period)/(Number of months)
* 平均月次解約率＝（当該期間における解約サービス数合計）÷（当該期間の加重平均RGU数）÷（当該月数）

Number of High-speed Internet Access Subscribers
高速インターネット接続加入世帯数


(Thousands of households)
(千世帯)
1,250
1,000
750
500
250
0
597
709
827
1,109
1,212

(年度末)	2003	2004	2005	2006	2007
160M	—	—	—	—	18
100M	—	—	—	2	2
30M	60	184	304	472	546
8M	536	524	513	591	572
256K	—	—	10	45	75

Number of Fixed-Line Telephony Subscribers
固定電話加入世帯数


(Thousands of households)
(千世帯)
1,500
1,200
900
600
300
0
1,120
82
1,038
1,213
185
1,028
1,313
310
1,002
2006/12
2007/6
2007/12
IP*1 IP*1
Legacy*2 レガシー*2

*1. Fixed-line telephony service using IP technology
*2. Fixed-line telephony service using circuit switch
*1. VoIP技術を用いた固定電話
*2. 回線交換機を用いた固定電話

Number of HDR Contracts
HDR 契約数


(Thousands)
(千件)
300
250
200
150
100
50
0
31
117
186
254
2006/6
2006/12
2007/6
2007/12

VOD Service Total Purchases of J:COM On Demand*
VODサービス「J:COMオンデマンド」の購入数*



(Thousands)
(千件)
6,000
4,000
2,000
0
1,149
3,164
5,353
2005
2006
2007 (年度)
Number of Purchases 購入数

* Number of pay content purchases using the Premium On Demand (POD) service
* 「プレミアム オン デマンド (POD) サービス」を利用して有料コンテンツを購入した数

Quarterly Financial Data (U.S. GAAP) 四半期財務データ（米国会計基準）

Consolidated basis　連結ベース

		Yen in Millions／百万円											
		1st Quarter／第1四半期			2nd Quarter／第2四半期			3rd Quarter／第3四半期			4th Quarter／第4四半期		
		2005	2006	2007	2005	2006	2007	2005	2006	2007	2005	2006	2007
Operating results:	**営業成績：**												
Revenue	営業収益												
Subscription fees	利用料収入												
Cable television	ケーブルテレビ	¥19,999	¥23,663	¥30,026	¥20,811	¥24,384	¥30,481	¥21,499	¥25,308	¥31,072	¥22,945	¥29,448	¥31,492
High-speed Internet	高速インターネット接続	11,104	13,721	16,134	11,489	14,003	16,497	11,960	14,479	16,812	12,872	15,918	17,115
Telephony	固定電話	6,997	8,354	9,542	7,545	8,638	10,081	7,940	9,067	10,301	8,217	9,532	10,508
Subscription fees total	利用料収入計	38,100	45,738	55,702	39,845	47,025	57,059	41,399	48,854	58,185	44,034	54,898	59,115
Other	その他	4,362	5,383	7,970	4,524	5,164	7,385	5,183	5,738	8,102	5,697	9,115	10,990
Total revenue	営業収益合計	42,462	51,121	63,672	44,369	52,189	64,444	46,582	54,592	66,287	49,731	64,013	70,105
Operating costs and expenses	営業費用												
Operating and programming costs	番組・その他営業費用	¥17,123	¥20,861	¥25,764	¥18,562	¥21,856	¥25,555	¥19,889	¥21,580	¥26,294	¥21,193	¥28,000	¥27,135
Selling, general and administrative	販売費及び一般管理費	8,691	10,236	12,269	11,017	10,057	12,741	8,939	11,310	13,156	9,917	12,389	14,556
Depreciation and amortization	減価償却費	9,970	12,382	15,332	10,615	12,316	16,162	10,902	12,544	15,746	11,851	16,802	16,982
Total operating costs and expenses	営業費用計	35,784	43,479	53,365	40,194	44,229	54,458	39,730	45,434	55,196	42,961	57,191	58,673
Operating income	営業利益	6,678	7,642	10,307	4,175	7,960	9,986	6,852	9,158	11,091	6,770	6,822	11,432
Income before income taxes	税引前四半期純利益	4,959	7,025	9,070	3,247	6,479	8,533	5,450	8,512	9,642	3,092	5,487	10,261
Net income	四半期純利益	3,351	4,370	5,488	6,922	3,748	6,050	3,696	5,540	6,415	5,364	10,823	6,039
OCF (*1)	OCF (EBITDA) (注1)	17,607	20,126	25,684	15,816	20,377	26,193	18,420	21,787	26,872	18,180	23,667	28,429
OCF margin (%)	OCFマージン (%)	41.5	39.4	40.3	35.6	39.0	40.6	39.5	39.9	40.5	36.6	37.0	40.6
Capital expenditures	設備投資	¥ 9,672	¥11,940	¥15,288	¥13,287	¥17,291	¥13,887	¥11,907	¥13,611	¥16,311	¥19,411	¥23,060	¥19,795
Purchased capital expenditures	資本的支出	6,578	9,036	10,689	9,046	14,051	9,664	8,045	11,429	10,981	14,736	13,944	15,013
Capital leases	キャピタルリース	3,094	2,904	4,599	4,241	3,240	4,223	3,862	2,182	5,330	4,675	9,116	4,782
Financial position:	**財政状態：**												
Total assets	総資産	¥474,798	¥521,028	¥627,550	¥493,039	¥523,835	¥632,672	¥501,358	¥595,904	¥674,128	¥516,457	¥625,948	¥680,416
Total shareholders' equity	株主資本	224,627	256,574	284,168	240,960	260,386	291,988	246,046	265,411	331,578	251,445	277,296	330,009
Interest-bearing debt (Gross)	有利子負債(グロス)	182,751	186,096	238,556	182,075	181,810	234,873	184,237	225,306	223,288	185,127	242,075	223,016
Capital lease obligations	うちキャピタルリース	32,594	38,782	51,032	34,036	39,034	51,432	36,008	46,879	53,789	38,523	50,462	55,864
Interest-bearing debt (Net)	有利子負債(ネット)	141,514	148,583	213,454	131,499	146,457	205,496	146,282	215,403	196,374	149,844	221,588	200,126
Cash flows:	**キャッシュ・フロー：**												
Cash flows from operating activities	営業活動によるキャッシュ・フロー	¥ 12,575	¥ 15,280	¥ 21,762	¥14,748	¥ 21,810	¥ 25,393	¥ 15,594	¥ 15,412	¥ 25,948	¥ 17,846	¥ 27,501	¥ 22,123
Cash flows from investing activities	投資活動によるキャッシュ・フロー	(10,839)	(10,161)	(10,721)	(9,075)	(14,558)	(14,069)	(21,335)	(72,247)	(10,494)	(15,981)	(24,635)	(17,444)
Cash flows from financing activities	財務活動によるキャッシュ・フロー	29,081	(2,889)	(6,425)	3,666	(9,412)	(7,049)	(6,880)	31,385	(17,917)	(4,537)	7,717	(8,703)
Free cash flows (*2)	フリー・キャッシュ・フロー (注2)	2,903	3,340	6,474	1,461	4,519	11,506	3,687	1,801	9,637	(1,565)	4,441	2,327

Amounts less than one million yen have been rounded to the nearest million yen. As a result, the sums of individual items might not equal the totals.
Figures for previous years have been adjusted to conform to the method of presentation for the fiscal year ended December 2007.
Quarterly financial data has not been audited or reviewed by independent auditors.
*1. OCF= (Total revenue) – (Operating and programming costs) – (Selling, general and administrative expenses) + (Stock compensation expense)
*2. Free Cash Flows= (Cash flows from operating activities) – (Capital expenditures) – (Capital investments via capital leases)

各数値は百万円未満を四捨五入しているため合計値と必ずしも合致しません。
過去の数値は当期の表示方法に合わせて調整されています。
四半期の財務数値については、監査法人による監査・レビューを受けておりません。
(注) 1. OCF＝(営業収益) －(番組・その他営業費用) －(販売費及び一般管理費) ＋(株式報酬費用)
(注) 2. フリー・キャッシュ・フロー＝(営業活動によるキャッシュ・フロー) －(資本的支出) －(キャピタルリースによる設備投資)

Quarterly Operational Data | 四半期オペレーショナルデータ

Consolidated basis　連結ベース

		Number of Households／世帯											
		1st Quarter／第1四半期			2nd Quarter／第2四半期			3rd Quarter／第3四半期			4th Quarter／第4四半期		
		2005	2006	2007	2005	2006	2007	2005	2006	2007	2005	2006	2007
Number of homes passed [*1]:	**ホームパス**(注)1：												
Cable television	ケーブルテレビ	6,528,800	7,349,300	**9,248,500**	6,616,300	7,503,900	**9,315,600**	6,717,100	7,644,600	**9,365,700**	7,296,600	9,206,100	**9,438,200**
Sapporo area	札幌エリア	357,900	414,800	**429,000**	366,100	419,300	**434,700**	393,300	423,200	**439,700**	410,000	424,900	**461,500**
Kanto area	関東エリア	3,694,700	4,106,200	**4,417,300**	3,720,000	4,236,600	**4,445,800**	3,742,000	4,263,500	**4,471,500**	4,082,200	4,401,200	**4,499,100**
Kansai area	関西エリア	2,023,900	2,353,200	**3,804,900**	2,074,600	2,362,700	**3,814,100**	2,120,600	2,380,000	**3,820,600**	2,336,700	3,791,000	**3,836,600**
Kyushu area	九州エリア	452,300	475,100	**597,300**	455,600	485,300	**621,000**	461,200	577,900	**633,900**	467,700	589,000	**641,000**
High-speed Internet	高速インターネット接続	6,517,200	7,340,600	**9,248,500**	6,607,700	7,496,000	**9,315,600**	6,708,500	7,644,600	**9,365,700**	7,288,000	9,206,100	**9,438,200**
Sapporo area	札幌エリア	346,300	406,200	**429,000**	357,600	411,400	**434,700**	384,700	423,200	**439,700**	401,400	424,900	**461,500**
Kanto area	関東エリア	3,694,700	4,106,100	**4,417,300**	3,720,000	4,236,600	**4,445,800**	3,742,000	4,263,500	**4,471,500**	4,082,200	4,401,200	**4,499,100**
Kansai area	関西エリア	2,023,900	2,353,200	**3,804,900**	2,074,600	2,362,700	**3,814,100**	2,120,600	2,380,000	**3,820,600**	2,336,700	3,791,000	**3,836,600**
Kyushu area	九州エリア	452,300	475,100	**597,300**	455,500	485,300	**621,000**	461,200	577,900	**633,900**	467,700	589,000	**641,000**
Telephony	固定電話	5,834,700	6,771,600	**9,219,100**	6,229,600	7,126,000	**9,290,500**	6,285,100	7,453,900	**9,343,600**	6,624,100	9,166,400	**9,415,300**
Sapporo area	札幌エリア	—	406,100	**428,900**	357,500	411,300	**434,600**	384,700	423,100	**439,700**	401,400	424,900	**461,500**
Kanto area	関東エリア	3,369,400	3,744,300	**4,403,100**	3,393,200	4,077,600	**4,431,700**	3,411,700	4,136,700	**4,456,900**	3,626,000	4,387,100	**4,486,200**
Kansai area	関西エリア	2,013,500	2,146,600	**3,790,200**	2,023,900	2,152,300	**3,803,600**	2,028,000	2,316,700	**3,813,600**	2,129,500	3,765,800	**3,827,800**
Kyushu area	九州エリア	451,800	474,600	**596,900**	455,000	484,800	**620,600**	460,700	577,400	**633,400**	467,200	588,600	**639,800**
Number of RGUs:	**サービス提供数：**												
Cable television	ケーブルテレビ	1,519,900	1,696,100	**2,113,700**	1,546,700	1,734,000	**2,137,600**	1,574,400	1,778,000	**2,159,700**	1,684,900	2,109,300	**2,188,000**
Sapporo area	札幌エリア	77,200	81,900	**80,600**	77,800	82,600	**80,500**	79,300	82,400	**80,700**	80,900	81,800	**81,100**
Kanto area	関東エリア	928,000	1,034,500	**1,101,200**	945,800	1,065,500	**1,116,000**	962,500	1,079,200	**1,129,300**	1,026,900	1,095,300	**1,145,100**
Kansai area	関西エリア	417,000	475,500	**796,100**	423,900	479,900	**803,300**	431,100	482,700	**810,500**	473,400	796,800	**821,400**
Kyushu area	九州エリア	97,700	104,200	**135,800**	99,200	106,000	**137,800**	101,500	133,700	**139,200**	103,700	135,400	**140,400**
Digital	デジタル	299,300	685,100	**1,165,700**	406,400	763,800	**1,264,100**	494,300	842,800	**1,365,400**	620,800	1,088,900	**1,470,200**
Sapporo area	札幌エリア	7,000	22,300	**36,200**	11,600	26,700	**39,500**	15,000	30,500	**43,000**	18,600	33,800	**46,900**
Kanto area	関東エリア	188,800	434,100	**615,800**	257,000	485,400	**666,400**	311,900	529,300	**720,900**	394,600	576,600	**774,600**
Kansai area	関西エリア	91,100	192,700	**445,900**	118,600	210,000	**484,000**	141,700	226,700	**520,200**	175,700	415,500	**560,600**
Kyushu area	九州エリア	12,400	36,000	**67,800**	19,200	41,700	**74,200**	25,700	56,300	**81,300**	31,900	63,000	**88,100**
High-speed Internet	高速インターネット接続	734,000	884,000	**1,122,400**	763,600	920,000	**1,157,200**	791,700	953,100	**1,182,000**	864,200	1,108,800	**1,211,600**
Sapporo area	札幌エリア	25,800	33,100	**36,200**	27,500	34,600	**37,000**	29,300	35,500	**37,500**	31,700	36,200	**38,300**
Kanto area	関東エリア	462,600	553,200	**613,900**	480,900	576,200	**632,500**	498,400	589,800	**645,500**	541,600	605,600	**660,500**
Kansai area	関西エリア	209,500	255,100	**412,600**	217,300	264,600	**425,600**	224,400	271,100	**435,800**	248,900	408,200	**448,500**
Kyushu area	九州エリア	36,100	42,600	**59,700**	37,900	44,600	**62,100**	39,600	56,700	**63,200**	42,000	58,800	**64,300**
Telephony	固定電話	762,400	949,800	**1,162,900**	807,100	993,700	**1,213,100**	854,400	1,052,600	**1,259,900**	911,300	1,119,900	**1,312,600**
Sapporo area	札幌エリア	—	21,000	**31,200**	6,100	24,400	**32,800**	11,700	27,200	**34,900**	17,000	29,600	**37,100**
Kanto area	関東エリア	497,200	590,200	**682,700**	518,600	614,700	**703,500**	542,300	640,000	**723,400**	570,600	664,400	**746,100**
Kansai area	関西エリア	219,800	277,300	**359,500**	233,500	290,000	**384,400**	246,700	302,800	**406,400**	265,400	339,400	**431,400**
Kyushu area	九州エリア	45,400	61,300	**89,500**	48,900	64,600	**92,400**	53,700	82,600	**95,200**	58,300	86,500	**98,000**
Total RGUs [*2]:	**RGU合計**(注)2：	3,016,300	3,529,900	**4,399,000**	3,117,400	3,647,700	**4,507,900**	3,220,500	3,783,700	**4,601,600**	3,460,400	4,338,000	**4,712,200**
Sapporo area	札幌エリア	103,000	136,000	**148,000**	111,400	141,600	**150,300**	120,300	145,100	**153,100**	129,600	147,600	**156,500**
Kanto area	関東エリア	1,887,800	2,177,900	**2,397,800**	1,945,300	2,256,400	**2,452,000**	2,003,200	2,309,000	**2,498,200**	2,139,100	2,365,300	**2,551,700**
Kansai area	関西エリア	846,300	1,007,900	**1,568,200**	874,700	1,034,500	**1,613,300**	902,200	1,056,600	**1,652,700**	987,700	1,544,400	**1,701,300**
Kyushu area	九州エリア	179,200	208,100	**285,000**	186,000	215,200	**292,300**	194,800	273,000	**297,600**	204,000	280,700	**302,700**

Quarterly Operational Data / 四半期オペレーショナルデータ

Consolidated basis / 連結ベース

		Number of Households (Total number of subscribers only)／世帯（総加入世帯数のみ）											
		1st Quarter／第1四半期			2nd Quarter／第2四半期			3rd Quarter／第3四半期			4th Quarter／第4四半期		
		2005	2006	2007	2005	2006	2007	2005	2006	2007	2005	2006	2007
Total number of subscribers [*3]:	**総加入世帯数 (注)3：**	1,795,000	2,025,000	**2,531,400**	1,826,200	2,081,900	**2,582,100**	1,865,000	2,141,400	**2,615,300**	2,002,800	2,512,200	**2,659,100**
Sapporo area	札幌エリア	84,600	92,400	**93,900**	86,000	93,800	**94,600**	88,100	94,400	**95,300**	90,800	95,300	**96,300**
Kanto area	関東エリア	1,097,400	1,231,300	**1,329,600**	1,115,300	1,272,500	**1,356,200**	1,137,800	1,293,000	**1,375,900**	1,216,800	1,375,900	**1,399,200**
Kansai area	関西エリア	499,400	578,000	**946,000**	509,200	589,300	**965,400**	520,000	596,700	**975,600**	572,700	940,500	**992,400**
Kyushu area	九州エリア	113,600	123,300	**161,900**	115,700	126,300	**165,900**	119,100	157,300	**168,500**	122,500	160,500	**171,200**
Bundle ratio	バンドル率												
(Average RGUs per household)	(加入世帯当たり提供サービス数)	1.68	1.74	**1.74**	1.71	1.75	**1.75**	1.73	1.77	**1.76**	1.73	1.73	**1.77**
Penetration rate [*4]:	**加入率 (注)4：**												
Cable television	ケーブルテレビ	23.3%	23.1%	**22.9%**	23.4%	23.1%	**22.9%**	23.4%	23.3%	**23.1%**	23.1%	22.9%	**23.2%**
Digital	デジタル	4.6%	9.3%	**12.6%**	6.1%	10.2%	**13.6%**	7.4%	11.0%	**14.6%**	8.5%	11.8%	**15.6%**
High-speed Internet	高速インターネット接続	11.3%	12.0%	**12.1%**	11.6%	12.3%	**12.4%**	11.8%	12.5%	**12.6%**	11.9%	12.0%	**12.8%**
Telephony	固定電話	13.1%	14.0%	**12.6%**	13.0%	13.9%	**13.1%**	13.6%	14.1%	**13.5%**	13.8%	12.2%	**13.9%**
Total number of subscribers	総加入世帯	27.5%	27.6%	**27.4%**	27.6%	27.7%	**27.7%**	27.8%	28.0%	**27.9%**	27.4%	27.3%	**28.2%**
Average monthly churn rate [*5]:	**平均月次解約率 (注)5：**												
Cable television	ケーブルテレビ	1.3%	1.3%	**1.2%**	1.3%	1.1%	**1.0%**	1.1%	1.0%	**1.0%**	1.2%	1.0%	**1.0%**
High-speed Internet	高速インターネット接続	1.5%	1.6%	**1.6%**	1.2%	1.3%	**1.2%**	1.2%	1.2%	**1.2%**	1.2%	1.2%	**1.1%**
Telephony	固定電話	0.8%	0.8%	**0.8%**	0.8%	0.8%	**0.8%**	0.7%	0.7%	**0.7%**	0.7%	0.7%	**0.7%**
ARPU [*6]:	**ARPU (注)6：**												
Cable television	ケーブルテレビ	¥4,758	¥4,994	**¥5,153**	¥4,845	¥5,076	**¥5,159**	¥4,893	¥5,126	**¥5,201**	¥4,978	¥5,176	**¥5,245**
High-speed Internet	高速インターネット接続	4,858	4,831	**4,663**	4,858	4,791	**4,643**	4,863	4,787	**4,638**	4,839	4,747	**4,632**
Telephony	固定電話	3,138	3,009	**2,783**	3,217	2,988	**2,819**	3,198	2,978	**2,756**	3,113	2,944	**2,697**
Average revenue per unit per month	加入世帯平均	7,348	7,681	**7,636**	7,486	7,753	**7,667**	7,628	7,829	**7,700**	7,668	7,876	**7,741**
Breakdown of service bundling:	**サービス別の利用割合：**												
Cable television only	ケーブルテレビのみ	40.4%	36.6%	**33.2%**	39.1%	35.7%	**35.9%**	38.0%	34.8%	**35.1%**	37.5%	33.9%	**34.3%**
High-speed Internet only	高速インターネット接続のみ	5.7%	6.1%	**6.4%**	5.8%	6.3%	**7.0%**	5.8%	6.4%	**6.9%**	6.1%	6.4%	**6.9%**
Telephony only	固定電話のみ	5.8%	6.0%	**6.8%**	5.7%	6.1%	**6.1%**	5.8%	6.2%	**6.3%**	5.7%	6.5%	**6.5%**
Cable television + High-speed Internet	ケーブルテレビ＋高速インターネット接続	11.4%	10.4%	**8.9%**	10.9%	10.2%	**10.2%**	10.4%	9.7%	**9.8%**	10.6%	9.3%	**9.5%**
Cable television + Telephony	ケーブルテレビ＋固定電話	12.9%	13.8%	**14.8%**	13.4%	14.0%	**13.2%**	13.8%	14.5%	**13.4%**	13.6%	14.7%	**13.7%**
High-speed Internet + Telephony	高速インターネット接続＋固定電話	3.8%	4.2%	**4.6%**	3.9%	4.3%	**4.1%**	4.1%	4.4%	**4.2%**	4.0%	4.5%	**4.4%**
Triple	3サービス全て	20.0%	22.9%	**25.4%**	21.2%	23.4%	**23.5%**	22.2%	24.1%	**24.2%**	22.2%	24.8%	**24.8%**

Both number of homes passed and number of subscribers are rounded to the nearest hundred.
Penetration rate, average monthly churn rate, ARPU, and breakdown of service bundling in fiscal 2006, as well as breakdown of service bundling in the first quarter of fiscal 2007, exclude the former Cable West Group.
*1. Number of households that are connected to the network and can receive J:COM services
*2. Total number of revenue generating units (RGUs) for services supplied
*3. Number of households subscribed to one or more services
*4. Penetration rate = Number of subscribers / Number of homes passed X 100
*5. Average monthly churn rate = Monthly number of disconnects from a service / Monthly weighted-average number of subscribers / Number of months in the period
*6. Monthly average revenue per unit (ARPU)

ホームパス世帯数および加入世帯数は100世帯未満を四捨五入して表記
2006年度の加入率、平均月次解約率、ARPU、サービス別の利用割合及び2007年度第1四半期のサービス別の利用割合については旧ケーブルウエストを除く
(注) 1. ネットワークが敷設済みで、サービスの提供が可能な世帯数
(注) 2. 合計サービス提供数(Revenue Generating Units)
(注) 3. いずれか1つ以上のサービスに加入している世帯数
(注) 4. 加入率＝加入世帯数／ホームパス世帯数×100
(注) 5. 平均月次解約率＝当該期間中の解約数÷当該期間中の加重平均世帯数÷当該期間の月数
(注) 6. 加入世帯当たり平均月次収益 (Average Revenue per Unit)

Number of Subscribing Households to Pay Cable TV Services
有料ケーブルテレビ加入世帯数


(Thousands of households)
(千世帯)
(At the end of September 2007)
(2007年9月末現在)
3,000
2,000
1,000
0
2,160
571
154
146
143
102
96
93
J:COM
Japan Cablenet
ジャパンケーブルネット
Mediatti
メディアッティ
Bay Communications
ベイ・コミュニケーションズ
iTSCOM
イッツコム
Tepco Cable Television
テプコケーブルテレビ
K Cable Television
ケイ・キャット
Vic Tokai
ビック東海

Note: Based on the number of subscribing households for each company at the end of September 2007, as published in the December 2007 edition of HOSO Journal
Figures for J:COM are publicly released figures.
注)「放送ジャーナル」2007年12月号に掲載された2007年9月末現在の各社の加入世帯数を元に作成
当社数値は連結公表数値

Share of Pay Cable TV Market
有料ケーブルテレビ市場のシェア


(At the end of September 2007)
(2007年9月末現在)
J:COM
34%
17%
49%
J:COM
J:COM
Operators with more than 100,000 households subscribed
加入世帯数10万以上の事業者
Operators with less than 100,000 households subscribed
加入世帯数10万以下の事業者

Note: Based on the number of subscribing households for each company at the end of September 2007, as published in the December 2007 edition of HOSO Journal
注)「放送ジャーナル」2007年12月号に掲載された2007年9月末現在の各社の加入世帯数を元に作成

Pay Multi-Channel TV Market
有料多チャンネル市場


Number of subscribing households
(Millions of households)
加入世帯数(百万世帯)
(At the end of September 2007)
(2007年9月末現在)
12
9
6
3
0
8.0
8.5
9.1
9.9
10.3
3.1
3.2
3.4
3.6
3.7
4.9
5.3
5.7
6.3
6.6
2003
2004
2005
2006
2007
Number of households subscribing to SKY Perfect JSAT Corp.
スカパーJSAT(株)加入世帯数
Number of households subscribing to cable TV
ケーブルテレビ加入世帯数

Sources: December 2007 edition of HOSO Journal and Sky Perfect JSAT Corp. publicly related materials
出所:「放送ジャーナル」2007年12月号、スカパーJSAT(株)公表資料

Penetration Rate of Pay Multi-Channel TV
有料多チャンネル放送普及率


(%)
100
80
60
40
20
0
20%
46%
88%
Japan*
日本*
United Kingdom
イギリス
United States
アメリカ

Sources:
Japan: Hoso Journal, SKY Perfect JSAT Corp., and Jupiter Telecommunications Co., Ltd. (at the end of September 2007)
United Kingdom: Office of Communications (at the end of June 2007)
United States: National Cable & Telecommunications Association (at the end of June 2007)

* The number of pay multi-channel TV subscribing households in Japan is defined as the number of households contracted to cable multi-channel TV services plus the number of individuals contracted to SKY Perfect services.

出所:
<日本>「放送ジャーナル」、スカパーJSAT(株)、(株)ジュピターテレコム(2007年9月末現在)
<イギリス>Office of Communications(2007年6月末現在)
<アメリカ>National Cable & Telecommunications Association(2007年6月末現在)

* 日本の有料多チャンネル放送加入世帯数は、ケーブルテレビ多チャンネル契約世帯数＋スカイパーフェクト個人契約者数と定義。

Direct inquiries to

Jupiter Telecommunications Co., Ltd.
IR Department

Shiba NBF Tower, 1-1-30 Shiba Daimon,
Minato-ku, Tokyo 105-0012, Japan
Tel: +81-3-6765-8157 Fax: +81-3-6765-8091
e-mail: ir@jupiter.jcom.co.jp

お問い合わせ先

株式会社ジュピターテレコム IR部

〒105-0012 東京都港区芝大門1-1-30 芝NBFタワー
TEL：03-6765-8157　FAX：03-6765-8091
e-mail:ir@jupiter.jcom.co.jp

Printed in Japan

Highlights of 2008 1H (1/2)

July 29, 2008
Jupiter Telecommunications Co., Ltd.

Unit: Yen in 100 million (rounding in 10 million yen)

P/L	6 months ended June 30, 2008	6 months ended June 30, 2007	Change Amount	Change %	Forecast for the year ending Dec. 31, 2008	Progress (%)	Explanation of changes
Revenue:							
Subscription fee	1,221	1,128	93	8%			Subscription fee breakdown: Cable TV 654(+49, or +8%), HS Internet 355(+29, or +9%), Telephony 212(+16, or +8%). Effect of acquisitions (+9)
Other	217	154	64	41%			Effect of acquisitions (+59)
Total	1,438	1,281	157	12%	2,950	49%	Effect of acquisitions (+68)
Operating costs and expenses:							
Operating & programming costs	558	513	45	9%			In line with increase in the cost directly related to growth of our subscriber base. Effect of acquisitions (+26)
Selling, general & administrative	293	250	43	17%			Increase due to effect of acquisitions (+26), and personnel costs.
Depreciation & amortization	332	315	17	6%			Increase in fixed assets related to the installation of services to new customers. Effect of acquisitions (+5)
Operating income	254	203	51	25%	500	51%	
Other income/expense:							
Interest expense, net	23	21	2	11%			
Equity in earnings of affiliates	3	1	1	109%			
Other income, net	3	3	(0)	(7%)			
Income before taxes, minority	237	187	50	27%			
Minority interest in net income	10	11	(1)	(8%)			
Income before income taxes	227	176	51	29%	450	50%	
Income taxes	97	61	36	59%			
Net income	131	115	15	13%	270	48%	

OCF *1	587	519	68	13%
Margin	40.8%	40.5%	0.3%	

(Note) Acquisitions include Jupiter Visual Communications, Jupiter TV, Kyoto Cable Communications and a part of former Kobe Cablevision.

Assets and Liabilities	As of June 30, 2008	As of Dec. 31, 2007	Change
Total Assets	6,878	6,804	74
Equity	3,443	3,300	143
Equity capital ratio to total assets	50%	49%	2%
Debt (including capital lease obligations)	2,146	2,230	(84)
Net Debt	1,823	2,001	(178)
D/E Ratio (Net)	0.53	0.61	(0.08)

Capital Expenditure	6 months ended June 30, 2008	6 months ended June 30, 2007	Change Amount	Change %
Capital expenditures	173	204	(31)	(15%)
Capital lease expenditure	71	88	(17)	(19%)
Total	244	292	(48)	(16%)

Cash Flows	6 months ended June 30, 2008	6 months ended June 30, 2007	Explanation
Cash provided by operating activities	448	472	Net income(+131), depreciation and amortization expense(+332)
Cash used in investing activities	(201)	(248)	Capital expenditure(173) and acquisition expenditure(28)
Free Cash Flow *1	204	180	(Cash provided by operating activities 448) - (Capital expenditure incl. Capital Lease 244)
Cash used in financing activities	(154)	(135)	Net decrease in debt(84) and principal payment of capital lease (85)
Increase/(decrease) in cash	94	89	

*1: Operating Cash Flow and Free Cash Flow are non-GAAP measures as contemplated by the U.S. Securities and Exchange Commission's Regulation G.
For related definitions and reconciliations, see the Investor Relations section of the Liberty Global Inc. website (www.lgi.com).
OCF (Operating Cash Flow) : Revenue less Operating & programming costs less Selling, general & administrative expenses (exclusive of stock compensation, depreciation, and amortization)

(Note)
Amount and percentages are calculated based on financial statements in Change column.

(Cautionary note regarding future-related information)
The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The Company does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the Company is under no obligation to revise this information on a regular basis.



Highlights of 2008 1H (2/2)

July 29, 2008
Jupiter Telecommunications Co., Ltd.

J:COM Group	As of June 30, 2008	As of Dec. 31, 2007	Change	
Consolidated subsidiaries				
CATV company	19	20	(1)	(a)
Others	11	12	(1)	
Total	30	32	(2)	(1)
Equity-method affiliates				
CATV company	2	3	(1)	(b)
Others	8	8	0	
Total	10	11	(1)	(2)
Group total (1)+(2)	40	43	(3)	
CATV company Total (a)+(b)	21	23	(2)	

Explanation of changes

Three subsidiaries (J:COM Kansai, Cable West and Hokusetsu Cable Net) merged to create J:COM West.(-2), Kyoto Cable Communications became subsidiary.(+1)
JSBC2 was sold(-1)

Kyoto Cable Communications became subsidiary.(-1)

Consolidated systems

Operational Data	As of June 30 2008	As of June 30, 2007	Change
RGUs			
CATV	2,245,500	2,137,600	107,900
of which digital service	1,640,300	1,264,100	376,200
HS Internet access	1,280,600	1,157,200	123,400
Telephony	1,404,900	1,213,100	191,800
Total	4,931,000	4,507,900	423,100
Customers connected	2,759,600	2,582,100	177,500
Homes passed	9,940,100	9,315,600	624,500
Average number of RGUs per customer	1.79	1.75	0.04
Rate of customers taking 3 services	25.7%	23.5%	2.2%
ARPU *2 (Average revenue per customer per month)	¥7,754	¥7,653	¥101
Monthly churn rate *3			
CATV	1.1%	1.1%	0.0%
HS Internet access	1.3%	1.4%	△ 0.1%
Telephony	0.8%	0.8%	0.0%

[Reference]

Kyoto Cable Communications *4

Operational Data	As of June 30, 2008
RGUs	
CATV	20,600
of which digital service	12,600
HS Internet access	9,900
Telephony	-
Total	30,500
Customers connected	25,600
Homes passed	303,000

Kobe Cablevision *4

Operational Data	As of June 30, 2008
RGUs	
CATV	7,100
of which digital service	0
HS Internet access	1,700
Telephony	-
Total	8,800
Customers connected	7,100
Homes passed	60,300

[Reference]
Total of managed systems

Operational Data	As of June 30, 2008	As of June 30, 2007	Change
RGUs			
CATV	2,331,600	2,224,000	107,600
of which digital service	1,698,000	1,308,800	389,200
HS Internet access	1,324,600	1,199,100	125,500
Telephony	1,464,800	1,269,100	195,700
Total	5,121,000	4,692,200	428,800
Customers connected	2,873,700	2,693,400	180,300
Homes passed	10,480,300	9,849,300	631,000
Average number of RGUs per customer	1.78	1.74	0.04
Rate of customers taking 3 services	25.4%	23.3%	2.1%
ARPU *2 (Average revenue per customer per month)	¥7,736	¥7,641	¥95
Monthly churn rate *3			
CATV	1.1%	1.1%	0.0%
HS Internet access	1.4%	1.4%	0.0%
Telephony	0.8%	0.8%	0.0%

*2: ARPU per customer connected is calculated as follows: average total revenue of our systems (excluding installation, poor reception, and other revenues) for the period, divided by the weighted-average number of connected customers during the period. Monthly average for January - June, 2008 and 2007.

*3: Churn Rate = number of disconnects from a service for the period / the monthly weighted average number of subscribers / 6

*4: A managed system or operations that became part of J:COM's consolidated group after 1H of 2007. Subscriber numbers of the newly consolidated system and operations are included in Operational Data for "Consolidated systems" and "Total of managed systems." These numbers are subject to change once they are unified under J:COM's calculation method. Kobe Cablevision has been merged with Cable Net Kobe-Ashiya Co., Ltd.

(Translation from Japanese disclosure to JASDAQ)

July 29, 2008

[U.S. GAAP]

Consolidated Semi-annual Financial Results Release

For the Six Months Ended June 30, 2008

Jupiter Telecommunications Co., Ltd. (Consolidated)

Company code number: 4817 (URL ; http://www.jcom.co.jp/english.html)
Shares traded: JASDAQ
Executive position of legal representative: Tomoyuki Moriizumi, Chief Executive Officer
Please address all communications to:
Koji Kobayashi, IR Department Phone: +81-3-6765-8157 E-Mail: KobayashiKo@jupiter.jcom.co.jp
Expected date of filing of semi-annual report: September 29, 2008
Expected date of dividend payment: September 8, 2008

1. Consolidated financial results (From January 1, 2008 to June 30, 2008)

(1) Consolidated operating results

(In millions of yen, with fractional amounts rounded)

	Revenue		Operating income		Income before income taxes	
	(Millions of yen)	%	(Millions of yen)	%	(Millions of yen)	%
Six months ended June 30, 2008	143,815	12.3	25,440	25.4	22,722	29.1
Six months ended June 30, 2007	128,116	24.0	20,293	30.1	17,603	30.4
Year ended December 31, 2007	264,508		42,816		37,506	

	Net income		Net income per share	Net income per share, (diluted)
	(Millions of yen)	%	(Yen)	(Yen)
Six months ended June 30, 2008	13,063	13.2	1,906.79	1,903.49
Six months ended June 30, 2007	11,538	42.1	1,803.39	1,795.57
Year ended December 31, 2007	23,992		3,650.27	3,638.93

(Notes)

1. Equity in earnings of affiliates;

For the six months ended June 30, 2008: 284 million yen *For the six months ended June 30, 2007: 136 million yen*
For the year ended December 31, 2007: 291 million yen

2. The percentages shown next to revenue, operating income, income before income taxes and net income represent year-on-year changes.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity capital ratio to total assets	Shareholders' equity per share
	(Millions of yen)	(Millions of yen)	%	(Yen)
June 30, 2008	687,820	344,286	50.1	50,213.51
June 30, 2007	632,672	291,988	46.2	45,518.11
December 31, 2007	680,416	330,009	48.5	48,195.11

(3) Consolidated cash flow statement

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Balance of cash & cash equivalents
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
Six months ended June 30, 2008	44,825	(20,064)	(15,383)	32,268
Six months ended June 30, 2007	47,155	(24,790)	(13,474)	29,377
Year ended December 31, 2007	95,226	(52,728)	(40,094)	22,890

2. Dividend information

	Dividend per share (Yen)		
	Interim	Year end	Total
December 31, 2007	—	—	0.00
December 31, 2008	500.00		750.00
December 31, 2008 (Forecast)		250.00	

(Notes) Interim dividend amount per share ¥500 includes ¥250 as a special dividend.

3. Consolidated forecasts for the fiscal year ending December 31, 2008
(from January 1, 2008 to December 31, 2008)

	Revenue		Operating income		Income before income taxes		Net income		Net income per share
	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)	(Yen)
Annual	295,000	11.5	50,000	16.8	45,000	20.0	27,000	12.5	3,939.31

(Notes)

1. The percentages shown next to revenue, operating income, income before income taxes and net income represent year-on-year changes

2. There are no changes from the press release dated January 30, 2008, except "Net income per share"

4. Other information

(1) Change in significant consolidated subsidiaries : None

(2) Change in significant accounting and reporting policies

1. Change caused by revision of accounting standards and other regulations : None

2. Change in accounting methods other than above : None

(3) Outstanding shares

1. Number of issued shares at end of term (consolidated):

As of June 30, 2008: 6,936,442 shares　As of June 30, 2007: 6,414,769 shares　As of December 31, 2007: 6,927,357 shares

2. Number of treasury stock:

As of June 30, 2008: 80,000 shares　As of June 30, 2007: 0 shares　As of December 31, 2007: 80,000 shares

(Note) Regarding number of shares basis of per share data, please refer to page 14.

(Ref) Parent Company Only [JAPANESE GAAP]

1. Financial results (From January 1, 2008 to June 30, 2008)

(1) Operating results

(In millions of yen, with fractional amounts rounded)

	Revenue		Operating income		Ordinary income	
	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)
Six months ended June 30, 2008	56,092	13.2	4,995	74.3	5,120	65.3
Six months ended June 30, 2007	49,566	4.9	2,866	464.4	3,097	32.7
Year ended December 31, 2007	107,807		8,147		8,656	

	Net income		Net income per share
	(Millions of yen)	(%)	(yen)
Six months ended June 30, 2008	3,961	30.8	578.17
Six months ended June 30, 2007	3,029	37.0	473.44
Year ended December 31, 2007	6,327		962.71

(Notes) The percentages shown next to revenue, operating income, ordinary income and net income represent year-on-year changes.

(2) Financial position

(In millions of yen, with fractional amounts rounded)

	Total assets	Net assets	Equity capital ratio to total assets	Net assets per share
	(Millions of yen)	(Millions of yen)	(%)	(Yen)
June 30, 2008	414,932	251,593	60.6	36,691.05
June 30, 2007	375,876	199,259	53.0	31,059.51
December 31, 2007	427,146	246,458	57.7	35,991.30

(Notes) Stockholders' equity : As of June 30, 2008 ¥251,570million As of December 31, 2007 ¥246,444 million
As of June 30, 2007 ¥199,256 million

(Cautionary note regarding future-related information)

The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The Company does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the Company is under no obligation to revise this information on a regular basis.

1. Business Results

(1) Analysis of Business Results

a. Business Results for the First Half of the Current Fiscal Year

Status of J:COM

Jupiter Telecommunications Co., Ltd.'s consolidated group (the J:COM Group or the Company) positioned this fiscal year as one for achieving strong growth in cable television services. During the first half of this year, the J:COM Group has made steady progress with its Volume plus Value growth strategy and its content strategy.

The status of various efforts to implement its growth strategy is as follows.

In pursuit of its volume strategy and the focus on increasing subscribing households, the J:COM Group increased the number of customer contact points by diversifying its sales routes. In particular, it strengthened marketing efforts at J:COM Shops which provide direct experience of the J:COM Group's services to prospective customers to increase the efficiency of its sales operations. The first J:COM Shop was launched in April 2007 and we now have 37 shops as the end of June 2008.

The J:COM Group continues to seek equity-base alliances and acquire cable television companies and expanded its coverage areas by the January 2008 acquisition of a controlling interest in Kyoto Cable Communications Co., Ltd. and the February 2008 acquisition of the cable television business in the certain areas of the Kobe City Development & Management Foundation. The J:COM Group has also re-organized its consolidated subsidiaries and operations to improve its operational efficiencies and competitiveness. As a part of these efforts, Fukuoka Cable Network Co., Ltd.(FCN) which is in Kyushu region, announced its merger with Cable Vision 21 Inc., a subsidiary of J:COM, effective September 1, 2008. Through this merger, FCN, which has been the only equity-method affiliate among J:COM's cable television systems, will become a consolidated subsidiary of J:COM.

In pursuit of its value strategy, the J:COM Group aims to improve monthly average revenue per user(ARPU). The J:COM Group worked to raise the number of services offered per subscribing households (bundle ratio) and to increase added value in existing services. In the area of high-speed Internet access services, it expanded the coverage area for 160 Mbps super high-speed Internet access services beyond the Kansai area, where this service was initially launched in 2007. The J:COM Group nearly achieved full roll-out by the end of July 2008 excluding Kyoto Cable Communications Co., Ltd. The J:COM Group's high-speed Internet access services are highly competitive in comparison to the services offered by other major telecommunications companies. This service gained the attention of subscribers and contributed to an increase in subscriber numbers as well as growth in ARPU. We plan to provide this service throughout the J:COM Group by the end of January 2009.

In pursuit of its content strategy, the J:COM Group improved the quality of its programming content through the broadcasting of a new channel (Channel Ginga) in April 2008. The J:COM Group also enhanced its channel lineup through the addition of two highly rated U. S. channels, FOXCRIME and the Sci Fi Channel in March and April 2008, respectively.
In addition, as a facet of the activities to market "J:COM on Demand," the J:COM Group plans to provide NHK(Japan Broadcasting Corporation) on Demand distribution service via J:COM on Demand service in December 2008. This will be a service that allows viewers to enjoy NHK television programming of their

choice, at their convenience. NHK on Demand consists of two types of services, NHK Archive Selection and Catch UP programs. Adding this new service to the J:COM lineup is expected to increase both the overall number of subscribers and utilization of the "J:COM on Demand" service.

To diversify its income sources, the J:COM Group last year launched a full-scale entry into the advertising business. To further enhance its marketing capabilities in the advertising field, the J:COM Group has integrated its marketing operations into a newly established Ad Sales Division under the Jupiter TV Company to increase its operating efficiencies through improved synergies in April 2008.

As a result of the above-mentioned measures, the total number of subscribing households (the number of households that subscribe to one or more services) of consolidated managed system operators increased 177,500 households (7%) from June 30, 2007 to 2,759,600 households at June 30, 2008. By type of service, cable television subscribers grew by 107,900 households (5%) since June 30, 2007 to 2,245,500 households as of June 30, 2008. High-speed Internet access subscribers increased by 123,400 households (11%) from June 30, 2007 to 1,280,600 households and telephony service subscribers grew by 191,800 households (16%) from June 30, 2007 to 1,404,900 households. The bundle ratio increased from 1.75 as of June 30, 2007 to 1.79 as of June 30, 2008 and ARPU reached ¥7,754 for the six months ended June 30, 2008, up ¥101 from the same period of the previous fiscal year.

In the following discussion, we quantify the impact of acquisitions on our results of operations. The acquisition impact represents our estimate of the difference between the operating results of the periods under comparison that is attributable to the timing of an acquisition. In general, we base our estimate of the acquisition impact on an acquired entity's operating results during the first three months following the acquisition date such that changes from those operating results in subsequent periods are considered to be organic changes. Included as acquisition in the below discussion are the July 2007 acquisition of Jupiter Visual Co. Ltd, the September 2007 merger with Jupiter TV Co., Ltd. and its subsidiaries and affiliates (JTV Group), the January 2008 acquisition of Kyoto Cable Communications Co. Ltd., and the February acquisition of Kobe City Development & Management Foundation.

Revenue

Revenue increased by ¥15,699 million, or 12%, from ¥128,116 million for the six months ended June 30, 2007 to ¥ 143,815 million for the six months ended June 30, 2008. This increase includes ¥6,814 million that is attributable to the aggregate impact of acquisitions. Excluding the effects of these acquisitions, total revenue increased by ¥ 8,885 million, or 7%.

Subscription fees increased by ¥9,342 million, or 8%, from ¥112,761 million for the six months ended June 30, 2007 to ¥122,103 million for the six months ended June 30, 2008. This increase was due primarily to an 8% organic growth of subscription fees and the addition of subscription fees from newly consolidated subsidiaries. This increase includes ¥928 million that is attributable to the aggregate impact of acquisitions. Excluding the impact of acquisitions, subscription fees increased by ¥8,414 million, or 8%.

Cable television subscription fees increased by ¥4,873 million, or 8 %, from ¥60,507 million for the six months ended June 30, 2007 to ¥65,380 million for the six months ended June 30, 2008. This 8% increase in cable television subscription fees was due to a 7 % organic growth of subscription fees, the addition of fees from newly consolidated subsidiaries, and the increasing proportion of cable television subscribers who subscribe to our digital service, for which we charge a higher fee compared to our analog service. As of June 30, 2008, 73 % of cable television subscribers were receiving our digital service, compared to 59% as of June 30, 2007.

High-speed Internet access subscription fees increased by ¥2,892 million, or 9 %, from ¥32,631 million for the six months ended June 30, 2007 to ¥35,523 million for the six months ended June 30, 2008. This increase in high-speed Internet access subscription fees was primarily attributable to a 9 % organic increase in subscription fees and the addition of fees from newly consolidated subsidiaries partially offset by lower ARPU due to product bundling discounts.

Telephony subscription fees increased by ¥1,577 million, or 8%, from ¥19,623 million for the six months ended June 30, 2007 to ¥21,200 million for the six months ended June 30, 2008. This increase in telephony subscription fees was attributable to an 8% organic increase in subscription fees that were partially offset by a decrease in call charges.

Other revenue increased by ¥6,357 million, or 41 % , from ¥15,355 million for the six months ended June 30, 2007 to ¥21,712 million for the six months ended June 30, 2008. This increase includes ¥5,886 million that is attributable to the aggregate impact of acquisitions primarily attributable to the merger with JTV Group.

Operating costs and expenses.

Operating and programming costs increased by ¥4,484 million, or 9 %, from ¥51,319 million for the six months ended June 30, 2007 to ¥55,803 million for the six months ended June 30, 2008. This increase includes ¥2,616 million that is attributable to the aggregate impact of acquisitions. The remaining increases are due primarily to programming and interconnect costs which are directly related to growth of our subscriber base.

Selling, general and administrative expenses increased by ¥4,323 million, or 17 %, from ¥25,010 million for the six months ended June 30, 2007 to ¥29,333 million for the six months ended June 30, 2008. This increase includes ¥2,622 million that is attributable to the aggregate impact of acquisitions. The remaining increase is primarily attributable to increase in personnel costs.

Depreciation and amortization expenses increased by ¥1,745 million, or 6 %, from ¥31,494 million for the six months ended June 30, 2007 to ¥33,239 million for the six months ended June 30, 2008. The increase is attributable to the aggregate impact of acquisitions and additions to fixed assets related to the installation of services to new customers.

Operating income, as a result of the above items, increased by ¥5,147 million, or 25 %, from ¥20,293 million for the six months ended June 30, 2007 to ¥25,440 million for the six months ended June 30, 2008.

Interest expense, net increased by ¥234 million, or 11 %, from ¥2,095 million for the six months ended June 30, 2007 to ¥2,329 million for the six months ended June 30, 2008.

Income before income taxes increased by ¥5,119 million, or 29 %, from ¥17,603 million for the six months ended June 30, 2007 to ¥22,722 million for the six months ended June 30, 2008.

Net income increased by ¥1,525 million, or 13 %, from ¥11,538 million for the six months ended June 30, 2007 to ¥13,063 million for the six months ended June 30, 2008 for the reasons set forth above.

b. Forecasts for the Fiscal Year Ending December 2008

The most important issue for the J:COM Group this fiscal year is one for achieving strong growth in cable television services. To achieve this goal, the J:COM Group will use one of its greatest strengths— diversified marketing touch points finely tailored for each region. In addition, the J:COM Group's value-added services such as high-speed Internet access and enhanced cable television services, improves the level of subscriber satisfaction and differentiates the J:COM Group from its competitors, which leads to increases in subscriber numbers and ARPU.

J:COM Group forecasts revenue of ¥295 billion, operating income of ¥50 billion, and net income of ¥27 billion for this fiscal year.

(2) Financial position

Asset, Liability and Stockholders' equity

Total assets increased by ¥7,404 million, from ¥680,416 million as of December 31, 2007 to ¥687,820 million as of June 30, 2008. The increase is primarily due to acquisitions made in the first quarter of 2008.
Total liabilities decreased by ¥8,098 million, from ¥345,008 million as of December 31, 2007 to ¥336,910 million as of June 30, 2008. The decrease is primarily due to decrease in long-term debt, accounts payable and income tax payable.
Stockholders' equity increased by ¥14,277 million, from ¥330,009 million as of December 31, 2007 to ¥344,286 million as of June 30, 2008. The increase is primarily due to net income for the six months ended June 30, 2008.

Cash flows

For the six months ended June 30, 2008, the net cash provided by our operating activities of ¥44,825 million and existing cash and cash equivalent was used to fund net cash used in our investing and financing activities of ¥20,064 million and ¥15,383 million, respectively.

Cash Provided by Operating Activities. Net cash flows provided by operating activities decreased ¥2,330 million, or 5% from ¥47,155 million for the six months ended June 30, 2007 to ¥44,825 million for the six months ended June 30, 2008. The decrease is primarily attributable to (i) an increase in cash used for our operating and SG&A expenses, (ii) an increase in cash paid for income taxes and (iii) an increase in cash used as a result of changes in our working capital accounts. These decreases were partially offset by an increase in our revenue for the six months ended June 30, 2008.

Cash Used in Investing Activities. Net cash used in investing activities decreased ¥4,726 million from ¥24,790 million for the six months ended June 30, 2007 to ¥20,064 million for the six months ended June 30, 2008. The net cash used for the six months ended June 30, 2008 primarily consisted of ¥17,254 million for capital expenditures and ¥2,841 million for our acquisition of new subsidiary and business operations.

Cash Used in Financing Activities. Net cash used in financing activities increased ¥1,909 million, or 14% from ¥13,474 million for the six months ended June 30, 2007 to ¥15,383 million for the six months ended June 30, 2008. The increase is primarily attributable to the net impact of (i) a ¥1,843 million decrease in proceeds received from the issuance of our common stock, (ii) a ¥842 million increase in net principal repayments of debt and capital lease obligations and (iii) a ¥776 million increase of other financing activities.

(3) Fundamental Policy Regarding the Distribution of Profits and Dividends

The Company is strongly aware that the distribution of profits to shareholders is an important management issue. In the first-half of the current fiscal year under review, the Company will start to pay dividends, while also continuing to increase the J:COM Group's internal reserves for future potential investments such as acquisition of other companies or capital investment, as it executes a policy of stable and continuous returns to shareholders.

The interim dividend will be ¥500 per share, which includes a special dividend of ¥250 per share. A year-end dividend of ¥250 per share is planned.

Going forward, it is the Company's policy to provide sound returns to shareholders while continuing to ensure the sustainable growth of its business.

2. Status of the Jupiter Telecommunications Co., Ltd. (J:COM) Group

Omitted since there have been no significant changes in the J:COM Group's status as
described in the latest Annual Securities Reports (submitted on March 27, 2008).

3. Management Policy

(1) Fundamental Management Policy

Omitted since there have been no significant changes in the J:COM Group's fundamental management policy as described in the Consolidated Annual Financial Results Release for the Year Ended December 31,2007 (released January 30, 2008).

The aforementioned Consolidated Annual Financial Results Release can be found online at:
http://www.jcom.co.jp/ir/en/irlibrary/brief.html
(J:COM Website)

(2) Target Management Indices

Omitted since there have been no significant changes in the J:COM Group's target management indices as described in the Consolidated Annual Financial Results Release for the Year Ended December 31,2007 (released January 30, 2008).

The aforementioned Consolidated Annual Financial Results can be found online at:
http://www.jcom.co.jp/ir/en/irlibrary/brief.html
(J:COM Website)

(3) Medium- and Long-term Management Strategies and Issues Requiring Action

Omitted since there have been no significant changes in the J:COM Group's medium- and long-term management strategies and issues requiring action as described in the Consolidated Annual Financial Results Release for the Year Ended December 31, 2007 (released January 30, 2008).

The aforementioned Consolidated Annual Financial Results Release can be found online at:
http://www.jcom.co.jp/ir/en/irlibrary/brief.html
(J:COM Website)

4. Semi-annual Consolidated Financial Statements

For the 6 Months Ended June 30, 2008

JUPITER TELECOMMUNICATIONS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(YEN IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Account	Six months ended June 30, 2008	Six months ended June 30, 2007	Change		Year ended Dec. 31, 2007
	Amount	Amount	Amount	(%)	Amount
Revenue:					
Subscription fees	122,103	112,761	9,342	8.3	230,061
Other	21,712	15,355	6,357	41.4	34,447
	143,815	128,116	15,699	12.3	264,508
Operating costs and expenses					
Operating and programming costs	(55,803)	(51,319)	(4,484)	(8.7)	(104,748)
Selling, general and administrative	(29,333)	(25,010)	(4,323)	(17.3)	(52,722)
Depreciation and amortization	(33,239)	(31,494)	(1,745)	(5.5)	(64,222)
	(118,375)	(107,823)	(10,552)	(9.8)	(221,692)
Operating income	25,440	20,293	5,147	25.4	42,816
Other income (expenses) :					
Interest expense, net:					
Related parties	(717)	(652)	(65)	(10.0)	(1,332)
Other	(1,612)	(1,443)	(169)	(11.7)	(2,944)
Equity in earnings of affiliates	284	136	148	108.9	291
Other income, net	313	338	(25)	(7.0)	558
Income before income taxes and other items	23,708	18,672	5,036	27.0	39,389
Minority interest in net income of consolidated subsidiaries	(986)	(1,069)	83	7.8	(1,883)
Income before income taxes	22,722	17,603	5,119	29.1	37,506
Income tax expense	(9,659)	(6,065)	(3,594)	59.2	(13,514)
Net income	13,063	11,538	1,525	13.2	23,992
Per Share data					
Net income per share – basic	1,906.79	1,803.39	103.40	5.7	3,650.27
Net income per share – diluted	1,903.49	1,795.57	107.92	6.0	3,638.93
Weighted average number of ordinary shares outstanding – basic	6,851,517	6,397,907	453,610	7.1	6,572,638
Weighted average number of ordinary shares outstanding – diluted	6,863,393	6,425,765	437,628	6.8	6,593,130

(Note) Percentages are calculated based on amounts before rounded in Change column.

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(YEN IN MILLIONS)

Account	June 30, 2008	December 31, 2007	Change
	Amount	Amount	Amount
Current assets:			
Cash and cash equivalents	32,268	22,890	9,378
Accounts receivable	12,410	13,198	(788)
Allowance for doubtful accounts	(375)	(356)	(19)
Deferred tax asset - current	10,514	11,738	(1,224)
Prepaid expenses and other current assets	5,619	5,164	455
Total current assets	60,436	52,634	7,802
Investments:			
Investments in affiliates	14,107	19,502	(5,395)
Investments in other securities, at cost	2,141	2,139	2
	16,248	21,641	(5,393)
Property and equipment, at cost:			
Land	2,923	2,789	134
Distribution system and equipment	552,282	523,599	28,683
Support equipment and buildings	40,045	39,148	897
	595,250	565,536	29,714
Less accumulated depreciation	(256,753)	(228,341)	(28,412)
Total property and equipment at cost	338,497	337,195	1,302
Other assets:			
Goodwill	225,239	221,493	3,746
Identifiable intangible asset, net	34,244	32,862	1,382
Deferred tax asset – non current	2,208	4,423	(2,215)
Other	10,948	10,168	780
Total other assets	272,639	268,946	3,693
Total assets	687,820	680,416	7,404

Account	June 30, 2008	December 31, 2007	Change
	Amount	Amount	Amount
Current liabilities:			
Short-term loans	2,000	2,625	(625)
Long-term debt–current portion	12,179	21,308	(9,129)
Capital lease obligations–current portion			
Related parties	12,408	11,671	737
Other	2,897	2,947	(50)
Accounts payable	20,144	24,279	(4,135)
Income taxes payable	6,128	7,082	(954)
Deposit from related parties	3,768	3,536	232
Deferred revenue – current portion	6,197	6,088	109
Accrued expenses and other liabilities	8,687	6,236	2,451
Total current liabilities	74,408	85,772	(11,364)
Long-term debt, less current portion	144,591	143,219	1,372
Capital lease obligations, less current portion:			
Related parties	34,499	34,335	164
Other	5,998	6,911	(913)
Deferred revenue	57,169	54,708	2,461
Redeemable preferred stock of consolidated subsidiary	500	500	–
Deferred tax liability – non current	10,775	12,643	(1,868)
Other liabilities	8,970	6,920	2,050
Total liabilities	336,910	345,008	(8,098)
Minority interests	6,624	5,399	1,225
Shareholders' equity:			
Ordinary shares no par value	117,098	116,734	364
Additional paid-in capital	231,882	231,493	389
Accumulated deficit	2,984	(10,079)	13,063
Treasury stock	(7,520)	(7,520)	—
Accumulated other comprehensive income	(158)	(619)	461
Total shareholders' equity	344,286	330,009	14,277
Total liabilities, minority interest and shareholders' equity	687,820	680,416	7,404

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(YEN IN MILLIONS)

	Ordinary Shares	Additional paid-in capital	Comprehensive Income/(Loss)	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock at cost	Total Shareholders' Equity
Balance at December 31, 2006	115,232	196,335		(34,071)	(200)	(0)	277,296
Net income:			23,992	23,992			23,992
Other comprehensive income:							
Changes in the fair value of derivative financial instruments			(419)		(419)		(419)
Comprehensive income			23,573				
Stock option exercise	1,502	1,470					2,972
Stock compensation (includes paid not issued options)		141					141
Increase due to merger		33,547					33,547
Purchase of treasury stock						(7,520)	(7,520)
Balance at December 31, 2007	116,734	231,493		(10,079)	(619)	(7,520)	330,009
Net Income			13,063	13,063			13,063
Other comprehensive income:							
Changes in the fair value of derivative financial instruments			461		461		461
Comprehensive income			13,524				
Stock option exercise	364	364					728
Stock compensation		25					25
Purchase of treasury stock							
Balance at June 30, 2008	117,098	231,882		2,984	(158)	(7,520)	344,286

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(YEN IN MILLIONS)

	Six months ended June 30, 2008	Six months ended June 30, 2007	Year ended December 31, 2007
Classification	Amount	Amount	Amount
Cash flows from operating activities:			
Net income	13,063	11,538	23,992
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	33,239	31,494	64,222
Equity in earnings of affiliates	(284)	(136)	(291)
Minority interest in net income of consolidated subsidiaries	986	1,069	1,883
Stock compensation expenses	25	90	140
Deferred income taxes	1,973	855	1,657
Non-cash gain from forgiveness of debt	(135)	—	—
Changes in operating assets and liabilities, excluding effects of business combinations:			
Decrease in accounts receivable, net	1,131	2,084	2,477
(Increase)/decrease in prepaid expenses and other current assets	(1,549)	(4)	214
Increase in other assets	(47)	(1,555)	(2,478)
Increase/(decrease) in accounts payable	(4,626)	(2,920)	412
Increase in accrued expenses and other liabilities	1,384	4,879	2,834
Increase/(decrease) in deferred revenue	(335)	(239)	164
Net cash provided by operating activities	44,825	47,155	95,226
Cash flows from investing activities:			
Capital expenditures	(17,254)	(20,353)	(46,348)
Acquisitions of new subsidiaries, net of cash acquired	(1,131)	—	634
Acquisition of new business operation	(1,710)	—	—
Investments in and advances to affiliates	—	—	(1,138)
Loan to related party	—	(3,650)	(5,166)
Principle received from related party	—	—	1,350
Acquisition of minority interests in consolidated subsidiaries	(87)	(951)	(2,543)
Other investing activities	118	164	483
Net cash used in investing activities	(20,064)	(24,790)	(52,728)
Cash flows from financing activities:			
Proceeds from issuance of common stock	727	2,570	2,973
Purchase of treasury stock	—	—	(7,520)
Change in short-term loans	(200)	(300)	335
Proceeds from long-term debt	25,284	253	613
Principal payments of long-term debt	(33,451)	(8,125)	(25,699)
Principal payments under capital lease obligations	(8,499)	(7,852)	(15,689)
Other financing activities	756	(20)	4,893
Net cash used in financing activities	(15,383)	(13,474)	(40,094)
Net increase in cash and cash equivalents	9,378	8,891	2,404
Cash and cash equivalents at beginning of period	22,890	20,486	20,486
Cash and cash equivalents at end of period	32,268	29,377	22,890

Notes to Interim Period Consolidated Financial Statements

Scope of consolidation

(1) Number of consolidated subsidiaries: 30

(2) The names of major consolidated subsidiaries: J:COM West Co., Ltd., J:COM Kanto Co., Ltd., J:COM Tokyo Co., Ltd.

(3) Change of scope of consolidation

The consolidated subsidiary J:COM Kansai Co., Ltd. merged with the consolidated subsidiaries Hokusetsu Cable Net Co., Ltd. and Cable West Inc. J:COM Kansai Co., Ltd. was renamed J:COM West Co., Ltd.

The Company acquired the shares of Kyoto Cable Communications Co., Ltd. from other shareholders, making it a consolidated subsidiary from an equity method affiliate.

The Company sold all of its shares of JSBC2 Co., Ltd.

Since there is no significant change from Annual Securities Reports (submitted on March 27, 2008) except for the above, we are not required to provide any additional information.

Segment Information

(1) Operating segments

The Company's new channel services are considered a separate operating segment, however, due to the insignificant size of these channel service operations, management has determined it has one reportable segment "Broadband communications services" as of June 30, 2008. Therefore, information on operating segments is not applicable in this section.

(2) Segment information by region

Since the Company does not have any overseas subsidiaries or branches, this section is not applicable.

Earning per share

	Six months ended June 30,		Year ended December 31,
	2008	2007	2007
Net income (Yen in Million)	13,063	11,538	23,992
Weighted average common shares outstanding:			
Basic	6,851,517	6,397,907	6,572,638
Effect of dilutive common stock equivalents	11,876	27,858	20,492
Diluted	6,863,393	6,425,765	6,593,130
Earnings per share (Yen):			
Basic	1,906.79	1,803.39	3,650.27
Diluted	1,903.49	1,795.57	3,638.93

Subsequent events

On July 4, 2008, shareholders of Cable Vision 21, Inc., our consolidated subsidiary, and Fukuoka Cable Network Co., Ltd., our equity method affiliate, agreed to merge these two companies and signed a merger agreement. In accordance with the merger agreement, the merger will take place on September 1, 2008 and FCN will be a surviving entity under a new company name as J:COM Fukuoka Co., Ltd. (JFC) and JFC will become our consolidated subsidiary. Upon the merger, we expect that JFC will provide a higher level of assurance and reliability to its subscribers by enhancing its presence in the market as a largest cable TV company in the Kyushu area. Also, we expect that this merger will enable JFC to improve its financial strength and business efficiency, to further expand service areas, and to contribute community in the Kyushu area by providing improved access and service.

5. Semi-annual financial Statements

For the 6 Months Ended June 30, 2008

JUPITER TELECOMMUNICATIONS CO., LTD
(Parent Company Only-Japanese GAAP)

STATEMENTS OF INCOME

(YEN IN MILLIONS)

Account	Six months ended June 30, 2008	Six months ended June 30, 2007	Change		Year ended Dec 31, 2007
	Amount	Amount	Amount	(%)	Amount
Sales	56,092	49,566	6,526	13.2	107,807
Cost of sales	44,341	41,241	3,100	7.5	87,952
Gross income	11,751	8,325	3,426	41.2	19,855
Selling, general & administrative expenses	6,756	5,459	1,297	23.8	11,708
Operating income	4,995	2,866	2,129	74.3	8,147
Non-Operating profit	1,532	1,815	(283)	(15.6)	3,635
Non-Operating charges	1,407	1,584	(177)	(11.2)	3,126
Ordinary income	5,120	3,097	2,023	65.3	8,656
Extraordinary gain	710	—	710	—	—
Extraordinary losses	144	—	144	—	59
Net income before taxes	5,686	3,097	2,589	83.6	8,597
Income taxes & inhabitant taxes	16	1,392	(1,376)	(98.9)	3,661
Income taxes - deferred	1,709	(1,324)	(3,033)	—	(1,391)
Net income after taxes	3,961	3,029	932	30.8	6,327

(Note) Percentages are calculated based on amounts before rounded in Change column.

JUPITER TELECOMMUNICATIONS CO., LTD
(Parent Company Only-Japanese GAAP)

BALANCE SHEETS

(YEN IN MILLIONS)

Account	June 30, 2008	December 31, 2007	Change	Account	June 30, 2008	December 31, 2007	Change
	Amount	Amount	Amount		Amount	Amount	Amount
Current assets:				Current liabilities:			
Cash and cash equivalents	1,698	1,437	261	Accounts payable-Trade	8,882	7,964	918
Accounts receivable-Trade	11,952	11,533	419	Long-term debt-current portion	8,984	18,075	(9,091)
Inventories	1,161	359	802	Other current liabilities	5,053	10,849	(5,796)
Other current assets	39,434	24,089	15,345	Total current liabilities	22,919	36,888	(13,969)
Total current assets	54,245	37,418	16,827	Fixed liabilities:			
				Long-term debt	130,477	128,151	2,326
				Other long term liabilities	9,943	15,649	(5,706)
				Total fixed liabilities	140,420	143,800	(3,380)
Fixed assets				Total Liabilities	163,339	180,688	(17,349)
Tangible fixed assets	2,821	2,962	(141)	Stockholders' equity			
Intangible fixed assets	10,896	19,800	(8,904)	Common stock	117,098	116,734	364
Investments to subsidiaries and affiliates	263,604	269,612	(6,008)	Capital surplus:			
Long-term loans to related parties	78,400	92,300	(13,900)	Capital reserve	31,237	30,873	364
Other assets	4,966	5,054	(88)	Additional paid-in capital	94,132	94,132	—
Total investments and other assets	346,970	366,966	(19,996)	Total Capital Surplus	125,369	125,005	364
Total fixed assets	360,687	389,728	(29,041)	Accumulated profit			
				Retained earnings carried forward	16,770	12,809	3,961
				Total retained earnings	16,770	12,809	3,961
				Treasury stock	(7,520)	(7,520)	—
				Total Stockholder's equity	251,717	247,028	4,689
				Revaluation surplus			
				Deferred hedge gain (loss)	(147)	(584)	437
				Total Revaluation surplus	(147)	(584)	437
				Stock option	23	14	9
				Total Net Assets	251,593	246,458	5,135
Total Assets	414,932	427,146	(12,214)	Total Liabilities and Net Assets	414,932	427,146	(12,214)

JUPITER TELECOMMUNICATIONS CO., LTD
(Parent Company Only-Japanese GAAP)
STATEMENT OF STOCKHOLDERS' EQUITY

For the 6 months ended June 30, 2008 (YEN IN MILLIONS)

	Stockholders' equity							
	Common stock	Capital Surplus			Retained Earnings		Treasury stock	Total Stockholders' equity
		Capital reserve	Additional paid-in capital	Total capital surplus	Accumulated profit Retained earnings carried forward	Total retained earnings		
Balance at December 31, 2007	116,734	30,873	94,132	125,005	12,809	12,809	(7,520)	247,028
Movement for this period								
Net income					3,961	3,961		3,961
Stock option exercise	364	364		364				728
Movement other than Stockholders' equity item								—
Total movement	364	364		364	3,961	3,961		4,689
Balance at June 30, 2008	117,098	31,237	94,132	125,369	16,770	16,770	(7,520)	251,717

	Revaluation surplus		Stock option	Total Net assets
	Deferred hedge gain (loss)	Total revaluation surplus		
Balance at December 31, 2007	(584)	(584)	14	246,458
Movement for this period				
Net income				3,961
Stock option exercise				728
Movement other than Stockholders' equity item	437	437	9	446
Total movement	437	437	9	5,135
Balance at June 30, 2008	(147)	(147)	23	251,593

For the 12 months ended December 31, 2007 (YEN IN MILLIONS)

	Stockholders' equity								
			Capital Surplus			Retained Earnings			
	Common stock	Advance on subscription	Capital reserve	Additional paid-in capital	Total capital surplus	Accumulated profit Retained earnings carried forward	Total retained earnings	Treasury stock	Total Stockholders' equity
Balance at December 31, 2006	115,232	32	29,371	42,230	71,601	6,482	6,482	(0)	193,347
Movement for this period									
Net income						6,327	6,327		6,327
JTV merger				51,902	51,902				51,902
Treasury stock								(7,520)	(7,520)
Stock option exercise	1,486		1,486		1,486				2,972
Reclassified from Advance on subscription to Common stock or Capital reserve	16	(32)	16		16				–
Movement other than Stockholders' equity item									–
Total movement	1,502	(32)	1,502	51,902	53,404	6,327	6,327	(7,520)	53,681
Balance at December 31, 2007	116,734	–	30,873	94,132	125,005	12,809	12,809	(7,520)	247,028

	Revaluation surplus		Stock option	Total Net assets
	Deferred hedge gain(loss)	Total revaluation surplus		
Balance at December 31, 2006	(192)	(192)	–	193,155
Movement for this period				
Net income				6,327
JTV merger				51,902
Treasury stock				(7,520)
Stock option exercise				2,972
Reclassified from Advance on subscription to Common stock or Capital reserve				–
Movement other than Stockholders' equity item	(392)	(392)	14	(378)
Total movement	(392)	(392)	14	53,303
Balance at December 31, 2007	(584)	(584)	14	246,458

Change of Significant Accounting Policies (Parent Only-Japanese GAAP)

Due to early adoption of new accounting guidance, JICPA Accounting Standard Committee Report No. 10 (The revision of the practical guidance for deferred income tax accounting for stand alone financial statements) , our operating income and ordinary income both increased by ¥422 million and our net income before taxes increased by ¥703 million.

Additional Information

Business combination

Based on the JTV valuation report updated by the supplemental information we had acquired during the current half year, the purchase price allocation was finalized since the previous purchase price allocation was based on preliminary estimates of fair value with the available data at the time.

The carrying amount of goodwill was adjusted based on the final purchase price allocation and the application of new practical guidelines, deferred tax accounting for financial statement, as follow.

(Yen in Millions)

Account	Change in goodwill
<Purchase price allocation>	
Current assets (Other current assets)	12
Non-current assets (Investments in subsidiaries and affiliates)	7,168
Subtotal	7,180
<Effect of early adoption of new accounting guidance >	
Other long-term liabilities (Deferred income tax)	(15,619)
Total	(8,439)



July 29, 2008

Notice Regarding Grant of Stock Acquisition Rights as Stock Compensation Type Stock Options to Directors and Corporate Officers

We hereby provide notice that we have resolved in our board of directors meeting held on July 29, 2008 to grant stock acquisition rights as stock compensation type stock options on the terms below.

I. Reason for Granting Stock Acquisition Rights as Stock Compensation Type Stock Options

With the objective of improving mid-term business results and stock prices, Jupiter Telecommunications Co., Ltd. (the "**Company**") intend to provide mid-term incentives to the Company's directors and corporate officers.

II. Terms of Grant of Stock Acquisition Rights

1. Name of Stock Acquisition Rights

Jupiter Telecommunications Co., Ltd. 2008 Stock Compensation Type Stock Acquisition Rights (mid-term incentive).

2. Total Number of Stock Acquisition Rights to be Granted

312 stock acquisition rights.

Provided, the total number above shall be the planned number of stock acquisition rights to be granted, and if the total number of allocated stock acquisition rights decrease due to lack of subscription or for other reasons, the total number of stock acquisition rights issued shall be the total number of such allocated stock acquisition rights.

3. Type and Number of Shares Subject to Stock Acquisition Rights

The shares to be granted upon exercise of the stock acquisition rights shall be ordinary shares of the Company, and the number of shares to be granted upon exercise of each stock acquisition right (the "**Number of Shares Granted**") shall be one. Provided, if there occurs a share split (including grants of the Company's ordinary shares without consideration, and the same hereafter for references to share splits) or a consolidation of shares, after the date provided in 12. below as the date on which the stock acquisition rights are granted (the "**Grant Date**"), the Number of Shares Granted shall be adjusted in accordance with the following.

(number of shares granted after adjustment) = (number of shares granted before adjustment) x (ratio of share split or consolidation of shares)

In the case of a share split, the number of shares granted after adjustment shall apply after the date on which the relevant share split occurs, and in the case of a consolidation of shares, the number of shares granted after adjustment shall apply after the effective date of the relevant consolidation of shares. Provided, if a share split is subject to with the condition that the reduction of the capital surplus and the increase of the capital or the capital reserve is be approved at the Company's shareholders meeting, and the applicable share split date is before the date of the shareholders meeting, the number of shares granted after adjustment shall apply dating back to the

following date of the relevant share split date after the date of the relevant shareholders meeting.

In addition to the above, if after the Grant Date it becomes appropriate to change the Number of Shares Granted due to a merger, the issuance of new shares or a company split of the Company, the Company may change the Number of Shares Granted as necessary.

Shares of less than one full share resulting from the adjustments above shall be rounded down.

When adjusting the Number of Shares Granted, the Company shall, on or before the date immediately prior to the date on which the number of shares granted after adjustment will apply, send notice or publicly announce the relevant details to each person who is recorded in the registry of stock acquisition rights as a holder of stock acquisition rights (the "**Stock Acquisition Rights Holders**"). Provided, if notice or announcement cannot be made prior to the date immediately preceding the applicable adjustment date, notice or announcement shall be made promptly thereafter.

4. Exercise Price of the Stock Acquisition Rights

The exercise price shall be one yen for each share to be issued upon the exercise of stock acquisition rights, and the total exercise price shall be this amount multiplied by the Number of Shares Granted.

5. Exercise Period of the Stock Acquisition Rights

From August 16, 2008 to July 31, 2016.

6. Increase in Capital and Capital Reserve as a Result of the Issuance of Shares upon the Exercise of Stock Acquisition Rights

(1) The amount of capital to be increased as the result of the issuance of shares upon the exercise of stock acquisition rights shall be one half of the maximum amount of capital increase calculated in accordance with article 40 paragraph 1 of the Corporate Accounting Regulations, and any amounts of less than one yen shall be rounded up.

(2) The amount of capital reserve to be increased as the result of the issuance of shares upon the exercise of stock acquisition rights shall be calculated as the maximum amount of the capital increase provided in paragraph (1) above, minus the amount of capital to be increased pursuant to paragraph (1) above.

7. Restrictions on Transfers of Stock Acquisition Rights

The transfer of stock acquisition rights shall require the approval of the board of directors of the Company.

8. Conditions to the Acquisition of Stock Acquisition Rights

If any of items (1), (2), or (3) below are approved by the Company's shareholders meeting (or where an approval of the shareholders' meeting is not required, approved by the Company's board of directors), the Company may acquire, for no consideration, the stock acquisition rights on a date determined separately by the Company's board of directors.

(1) A resolution approving a merger agreement under which the Company is the extinct company.

(2) A resolution approving a company split agreement or a company split plan under which the

Company is the split company.

(3) A resolution approving a share exchange agreement or a share transfer plan under which the Company becomes the wholly-owned subsidiary.

9. Policy for Issuance of Stock Acquisition Rights in a Reorganization

If the Company consummates a merger (limited to when the Company is the extinct company), an absorption-type or an incorporation-type company split (limited to where the Company is the split company), a share exchange or a share transfer (in each case where the Company becomes the wholly-owned subsidiary) (each of the above hereinafter, a "**Reorganization**"), in each case, stock acquisition rights of the company provided in subparagraphs (i) to (v) of Paragraph 8, Section 1, Article 236 of the Company Law (hereinafter, the "**Reorganized Company**") shall be granted to the Stock Acquisition Rights Holders who hold the remaining stock acquisition rights (the "**Remaining SARS**") on the date immediately preceding the effective date of the Reorganization (which shall be, for an absorption-type merger, the effective date of the absorption-type merger; for an incorporation-type merger, the incorporation date of the new company; for an absorption-type company split, the effective date of the absorption-type company split; for an incorporation-type company split, the incorporation date of the newly formed corporation; for a share exchange, the effective date of the share exchange; and for a share transfer, the incorporation date of the parent company). Provided, the relevant absorption-type merger agreement, incorporation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan shall provide for the grant of the stock acquisition rights of the Reorganized Company in accordance with the following terms:

(1) Number of stock acquisition rights of Reorganized Company granted.

The number of stock acquisition rights shall be equal to the number of Remaining SARS held by the Stock Acquisition Rights Holders.

(2) Type of shares of Reorganized Company subject to stock acquisition rights.

The ordinary shares of the Reorganized Company.

(3) The number of shares of the Reorganized Company subject to stock acquisition rights.

Calculated in accordance with 3. above, taking into consideration the terms of reorganization.

(4) Exercise price of the stock acquisition rights

The exercise price of each stock acquisition right shall be the amount of the post reorganization payment amount (defined below) multiplied by the number of shares of the Reorganized Company subject to each stock acquisition right calculated in accordance with (3) above. The post reorganization payment amount shall be one yen per share of the Reorganized Company to be issued upon the exercise of each stock acquisition right to be granted.

(5) Exercise period of the stock acquisition rights

The exercise period of the stock acquisition rights shall be from the later of the beginning of the exercise period provided in 5. above and the effective date of the Reorganization, until the end of the exercise period provided in 5. above.

(6) Increase in capital and capital reserve as a result of the issuance of shares upon the exercise of stock acquisition rights

To be determined in accordance with 6. above.

(7) Restrictions on transfers of stock acquisition rights

The transfer of stock acquisition rights shall require the approval of the board of directors of the Reorganized Company.

(8) Conditions to the acquisition of stock acquisition rights

To be determined in accordance with 8. above.

(9) Other conditions on the exercise of stock acquisition rights

To be determined in accordance with 10. below.

10. Other Conditions on the Exercise of Stock Acquisition Rights

(1) A Stock Acquisition Rights Holder may exercise stock acquisition rights on the day (the "**Start of the Exercise Period**") following the date on which he or she resigns (or retires) from the office of director or corporate officer of the Company, as a result of the expiration of such office (in cases where such Stock Acquisition Rights Holder subsequently becomes a director, a corporate officer or an employee of the Company, or subsidiaries or affiliated companies of the Company (the "**Subsidiaries**"), the Start of the Exercise Period is the day following the date on which he or she resigns or retires from such position, as a result of the expiration of such office).

(2) In case that the stock acquisition rights are exercised in accordance with (1) above, a Stock Acquisition Rights Holder may exercise them only for a period of two years from the Start of the Exercise Period.

(3) Notwithstanding (1) and (2) above, a Stock Acquisition Rights Holder may exercise stock acquisition rights in the period provided below if either of (i) or (ii) below occur (provided, (ii) below shall not apply if stock acquisition rights of the Reorganized Company will be granted to the Stock Acquisition Rights Holder in accordance with 9. above):

(i) If the Start of the Exercise Period does not occur by July 31, 2010
The stock acquisition rights may be exercised between August 1, 2010 and July 31, 2016; or

(ii) If a resolution approving a merger agreement under which the Company is the extinct company, or a share exchange agreement or a share transfer plan under which the Company becomes the wholly-owned subsidiary is approved by the Company's shareholders meeting (or where a shareholders meeting is not required, approved by the Company's board of directors)
The stock acquisition rights may be exercised for a period of fifteen days from the date immediately after the relevant approval date.

(4) In case that the stock acquisition rights are exercised in accordance with (3) (i) above, the number of stock acquisition rights to be exercised is limited to the number provided in (i) or (ii) below, and any number less than an integral number shall be rounded up:

(i) Between August 1, 2010 and July 31, 2011
50% of the stock acquisition rights of such Stock Acquisition Rights Holder; and

(ii) Between August 1, 2016 and July 31, 2016
100% of remaining stock acquisition rights of such Stock Acquisition Rights Holder.

(5) If a Stock Acquisition Rights Holder is dismissed from the position of director or corporate officer of the Company (or in cases where such Stock Acquisition Rights Holder subsequently becomes a director, a corporate officer or an employee of the Company or the Subsidiaries, as a result of the expiration of such office, dismissed from the position of director, corporate officer or employee of the Company or the Subsidiaries), he or she may not exercise stock acquisition rights after the dismissal.

(6) If a Stock Acquisition Rights Holder forfeits stock acquisition rights, he or she may not exercise the relevant stock acquisition rights.

11. Calculation of Payment Price of Stock Acquisition Rights

The fair market value of the stock acquisition rights shall be calculated in accordance with the Black-Scholes model, using the share price of the Grant Date of the stock acquisition rights and the exercise price provided in 4. above.

12. Grant date of stock acquisition rights

August 15, 2008.

13. Payment date for grant of stock acquisition rights

August 15, 2008.





JUNE 16, 2008
FOR IMMEDIATE RELEASE



JUPITER TELECOMMUNICATIONS ANNOUNCES May 2008 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of May 31, 2008 served by J:COM's 20 managed franchises reached 2.86 million, up 178,900, or 6.7% since May 31, 2007. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached approximately 5.09 million, up 426,800 or 9.2% since May 31, 2007. The bundle ratio (average number of services received per subscribing household) increased to 1.78 as of May 31, 2008 from 1.74 since May 31, 2007. The cable television digital migration rate as of May 31, 2008 increased to 72% from 58% as of May 31, 2007.

Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*

Total managed franchises: 20 franchises; 42 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of May 31, 2008	2,324,300 Digital: 1,673,700	1,314,600	1,449,200	5,088,100	2,860,500
As of May 31, 2007	2,217,700	1,190,100	1,253,500	4,661,300	2,681,600
Net year-over-year increase	106,600	124,500	195,700	426,800	178,900
Net increase as percentage	4.8%	10.5%	15.6%	9.2%	6.7%

Results for J:COM's consolidated subsidiaries are noted below:

Total consolidated subsidiaries: 19 franchises; 41 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of May 31, 2008	2,238,400 Digital: 1,616,700	1,270,800	1,389,700	4,898,900	2,746,800
As of May 31, 2007	2,131,500	1,148,500	1,197,800	4,477,800	2,570,700
Net year-over-year increase	106,900	122,300	191,900	421,100	176,100
Net increase as percentage	5.0%	10.6%	16.0%	9.4%	6.9%

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of May 31, 2008) operating at the local level serving 2.86 million subscribing households (as of May 31, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.46 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.



July 4th, 2008
FOR IMMEDIATE RELEASE

ANNOUNCEMENT OF GROUP COMPANY MERGER

Tokyo, Japan – Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ:4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced today that the Fukuoka Cable Network Co., Ltd., one of the Group companies of J:COM will merge with Cable Vision 21 Inc., a subsidiary company of J:COM as of September 1, 2008. Below is a detailed outline of the merger proposal.

1. Merger Objectives

As cable system operators of the J:COM Group, both Fukuoka Cable Network Co., Ltd. and Cable Vision 21 Inc. have been providing "Quadruple Play" of services including cable television, high-speed internet access, fixed-line, and mobile telephony services to their customers in the Kyushu service area region under the J:COM brand. In the midst of a rapidly evolving and highly competitive business climate, the J:COM group aims to sharpen its competitive edge by fostering continuous growth through greatly increased administrative efficiency that the merged group companies can provide.

2. Merger Significance

As a result of this merger, Fukuoka Cable Network Co., Ltd., which will become the majority operating company and, will become a consolidated subsidiary company of J:COM. (Its trade name will be changed to J:COM Fukuoka Co., Ltd.). Moreover, the merger, will create the largest cable TV company in the Kyushu area servicing approximately 167,000* subscribing households with approximately 730,000* serviceable households, or "homes passed." This will enable J:COM Fukuoka Co., Ltd. to provide a higher level of assurance and reliability to its customers by enhancing its presence in the market. In addition, the expansion of its business operations will allow for improved financial strength and business efficiency throughout the company. J:COM Fukuoka Co., Ltd. will further continue the expansion of service areas, contributing to the wider community by providing improved access and overall increased service.

*Simple summation as of the end of December 2007

3. Merger Outline

(1) Effective Date: September 1, 2008 (currently scheduled date)

(2) Merger Method: Merger by absorption while maintaining Fukuoka Cable Network Co., Ltd. as the surviving company (trade name to be changed upon effective date)

(3) Merger Company Outline:

- Name: J:COM Fukuoka Co., Ltd.
- Business operations: Cable television services
Telephony services
Internet access services
- Representative: Fumio Kitagawa
- Address: J:COM Media Plaza, 3-13-10, Nanotsu, Chuo-ku, Fukuoka City

4. Profile of Merging Companies

Name	Fukuoka Cable Network Co., Ltd. (the surviving company)	Cable Vision 21 Inc.
Business Operations	Cable television service Telephony services Internet access services	
Service Areas	Fukuoka City (Higashi-ku, Hakata-ku, Chuo-ku, Sawara-ku, Nishi-ku)	Fukuoka City (Minami-ku, Jyonan-ku)
Date of Establishment	November 24, 1995	February 25, 1988
Headquarters	3-13-10, Nanotsu, Chuo-ku, Fukuoka City	
Representative	Fumio Kitagawa, President	Tetsuya Ishihara, President
Capital*	2,000 million yen	1,200 million yen
Fiscal year-end	December 31	

*Rounded to the nearest 100 million yen.

5. Recent Business Performance of Merging Companies (December 2007, JAPAN GAAP)

(Millions of Yen)

Name	Fukuoka Cable Network Co., Ltd. (the surviving company)	Cable Vision 21 Inc.
Sales	10,417	4,822
Operating income	1,117	528
Ordinary income	915	453
Net income after taxes	473	445
Total assets	11,252	4,368
Total net assets	2,670	1,199

6. Impact on Business Performance

The impact of the merger will have only a minor influence on the consolidated business performances of the Group companies.

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of May 31, 2008) operating at the local level serving approximately 2.86 million subscribing households (as of May 31, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.46 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd., and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements



July 11th, 2008
FOR IMMEDIATE RELEASE

J:COM ON DEMAND OFFERS POPULAR NICKELODEON ANIMATED PROGRAM "SPONGEBOB SQUAREPANTS" BEGINNING JULY, 2008

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd., (J:COM; JASDAQ 4817), the largest multiple system operator (MSO) in Japan has begun broadcasting four popular Nickelodeon (MTV Networks Japan K.K.) animated series' (4 episodes per month, 16 episodes each in total) including *SpongeBob SquarePants*, from July 1st, 2008, on its free service (Free On Demand), J:COM On Demand*[1].

J:COM TV Digital subscribers are now able to enjoy these animated programs free of charge at their own convenience. In an effort to further enhance its digital service subscriptions, J:COM has also begun broadcasting*[2] *SpongeBob SquarePants* on its community channel - J:COM Channel as of July 1st, 2008.

J:COM aims to increase the number of J:COM TV Digital subscribers and the usage of its video on demand (VOD) service by offering the popular animated children's programming from Nickelodeon, via J:COM's Free On Demand service and the J:COM Channel.

SpongeBob SquarePants, the popular Nickelodeon original cartoon series, has been the most-watched children's cartoon series in the US for six years running*[3]. In addition to *SpongeBob SquarePants*, Nickelodeon is offering a series of programs loved by kids the world over, including the interactive language learning program, *Dora the Explorer*; the 3D animated series, *The Adventures of Jimmy Neutron: Boy Genius*; and *Rugrats*, featuring the fearless and curious bunch of toddlers who look at the world for a kids-point-of-view.

---

*[1] J:COM On Demand is video on demand (VOD) service available to nearly 1.2 million households subscribing to J:COM TV Digital (some subscribers not included).
*[2] Broadcast weekdays from 2:30 to 3:00PM to approximately 5.5 million households, excluding certain areas.
*[3] According to Nielsen.

■Nickelodeon at J:COM On Demand Program Summary■

Service start date: July 1st, 2008 (Tuesday)

Service content: 4 popular Nickelodeon animated series offered free via J:COM Digital TV's VOD service, 'J:COM On Demand' 1

Program Guide:



SpongeBob
SquarePants

※

SPONGEBOB SQUAREPANTS
(4 episodes per month)
Hit cartoon series featuring the everyday adventures of SpongeBob, the childlike, energetic yellow square sponge living in the underwater town of Bikini Bottom.



※

DORA THE EXPLORER
(4 episodes per month)
Interactive learning program that allows everyone at home to travel with Dora while learning simple words in English.

THE ADVENTURES OF JIMMY NEUTRON: BOY GENIUS
(4 episodes per month)
3D animated series featuring the discoveries, adventures and friends of boy genius Jimmy



※



※

RUGRATS
(4 episodes per month)
Cartoon series featuring the unique everyday lives of the fearless and ever-curious group of toddlers, the Rugrats.

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of May 31, 2008) operating at the local level serving 2.86 million subscribing households (as of May 31, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.46 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

About Nickelodeon

Nickelodeon, now in its 29th year, is the world's only multi-media entertainment brand dedicated exclusively to kids. It has built a diverse, global business by putting kids first in everything it does. The company includes television programming and production in the United States and around the world, plus consumer products, online, recreation, books, magazines and feature films. Nickelodeon is a member of the global media group Viacom and broadcasts in 171 countries to 390 million viewers in 23 languages. Nickelodeon's U.S. television network has been the number-one-rated basic cable network for 14 consecutive years.



JULY 16, 2008
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES JUNE 2008 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of June 30, 2008 served by J:COM's 20 managed franchises reached 2.87 million, up 180,300, or 6.7% since June 30, 2007. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached 5.12 million, up 428,800 or 9.1% since June 30, 2007. The bundle ratio (average number of services received per subscribing household) increased to 1.78 as of June 30, 2008 from 1.74 since June 30, 2007. The cable television digital migration rate as of June 30, 2008 increased to 73% from 59% as of June 30, 2007.

Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: (*Rounded to the nearest hundred)*

Total managed franchises: 20 franchises; 42 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of June 30, 2008	2,331,600 Digital: 1,698,000	1,324,600	1,464,800	5,121,000	2,873,700
As of June 30, 2007	2,224,000	1,199,100	1,269,100	4,692,200	2,693,400
Net year-over-year increase	107,600	125,500	195,700	428,800	180,300
Net increase as percentage	4.8%	10.5%	15.4%	9.1%	6.7%

Results for J:COM's consolidated subsidiaries are noted below:

Total consolidated subsidiaries: 19 franchises; 41 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of June 30, 2008	2,245,500 Digital: 1,640,300	1,280,600	1,404,900	4,931,000	2,759,600
As of June 30, 2007	2,137,600	1,157,200	1,213,100	4,507,900	2,582,100
Net year-over-year increase	107,900	123,400	191,800	423,100	177,500
Net increase as percentage	5.0%	10.7%	15.8%	9.4%	6.9%

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of June 30, 2008) operating at the local level serving 2.87 million subscribing households (as of June 30, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is 10.48 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.



July 28th, 2008
FOR IMMEDIATE RELEASE

InteracTV in Collaboration with Shop Channel to Provide Convenient Shopping from Home via Remote Control Beginning August 1st

Tokyo, Japan – Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ:4817), the largest multiple system operator (MSO) in Japan based on the number of customers announced today that a new convenient shopping service will begin operation on August 1st cooperate with Japan's largest shopping channel, Shop Channel*. J:COM users will be able to purchase products broadcast on the Shop Channel via J:COM TV Digital's interactive information service "InteracTV" simply by using their remote control.

InteracTV is an interactive service allowing users to access news, entertainment, area specific content, and other information directly on their TV screens through the use of their remote control. With the introduction of J:COM and Shop Channel's new service, users will be able to access the InteracTV Shop Channel page to order the products that are being broadcast in real time and also settlement could complete directly from their television set. J:COM aims to increase utilize opportunities of InteracTV and the usage of its digital interactive services.

J: COM and Shop Channel are eager to provide a variety of interactive services to their customers through J:COM TV Digital in the future.

*Shopping channel broadcast live - operating 24 hours a day, 365 days a year.
Operated by Jupiter Shop Channel Co., Ltd.


J:COM
ジャンルメニュー
地域情報

Image of InteracTV screen

<Usage Procedure>

1. Register order-processing information through the Shop Channel page of InteracTV.
   ※Registration can also be completed from the user's PC and mobile phone. A new registration will not be required if registration has previously been completed through the PC or mobile device website.
2. A user ID and password will be issued.
3. Users will then be able to begin enjoying shopping from the Shop Channel page by using their remote control.

About Jupiter Telecommunications Co., Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of June 30, 2008) operating at the local level serving 2.87 million subscribing households (as of June 30, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is 10.48 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.



AUGUST 1, 2008
FOR IMMEDIATE RELEASE

J:COM OBTAINS CREDIT RATING FOR DOMESTIC SHELF REGISTRATION FOR THE ISSUANCE OF STRAIGHT BOND FROM R&I

Tokyo, Japan – Jupiter Telecommunications Co.,Ltd.(JASDAQ: 4817), the largest Multiple system operator(MSO) in Japan based on the number of customers served, has announced today that it has obtained the following credit rating from Rating and Investment Information Inc. (hereafter R&I).
Please refer to the press release issued by R&I today for detailed information such as the reason for the current rating. (Available on the R&I Website : http://www.r-i.co.jp)

1. Credit Rating Subject and Rating Obtained

Rating Agency	Subject	Rating	Rating Outlook
R & I	Preliminary Rating for the shelf registration	A-	Stable

2. Rating Issued on August 1, 2008

3. Reason for Seeking the Credit Rating

The objective is to ensure the ability to quickly raise funds when required and to improve stability by diversifying financing methods, as well as to improve the company's financial soundness and management transparency, by obtaining an evaluation of the company's creditworthiness from independent third party regarding our domestic shelf registration for the issuance of straight bond for 50 billion yen.

About Jupiter Telecommunications Co.,Ltd.
Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of June 30, 2008) operating at the local level serving 2.87 million subscribing households (as of June 30, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is 10.48 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.


END